METRON THE OUTSOURCE SOLUTIONS COMPANY

2003 ANNUAL REPORT

METRON TECHNOLOGY N.V.

FELLOW SHAREHOLDERS

In fiscal 2003, we accelerated the repositioning of Metron and continued to rebuild our business model around our core competencies: outsourced fab and equipment solutions to the semiconductor industry. We now have a business model that we believe can more powerfully take advantage of our global infrastructure and one that is targeted at increased market opportunity and anticipated higher margins.

We accomplished this repositioning in the face of a challenging downturn in the semiconductor industry and global economic pressures. While we're proud of our strategic achievements, we saw an impact on Metron's financial results. Metron reported a net loss of $26.7 million on revenues of $235.7 million for the year. Still, we maintained positive cash flow from operations through keen focus on capital spending, receivables and inventory management. And, we reduced our inventories by $14 million. We are continuing to focus on cost reduction and the repositioning of resources for our new business model.

Trends in the semiconductor industry toward globalization, consolidation and outsourcing are supporting our strategic direction and will be the market drivers behind our future growth. Customers want Metron to continue to create integrated fab solutions on a global scale to reduce their costs. By outsourcing their non-core competencies to Metron they not only lower their costs but they also obtain access to fully integrated, fully tailored solutions otherwise unavailable. To meet the demands of an evolving marketplace, we have restructured the company into two operating groups: Equipment Solutions and Fab Solutions.

Equipment Solutions includes Metron's Specialty Equipment and Legends Product offerings. Through Specialty Equipment, Metron provides device manufacturers with capital equipment sourced externally or manufactured internally by Metron. Products in the reticle, or photomask, segment, for instance, are key to our Specialty Equipment line and include systems from Carl Zeiss Microelectronics, Seiko Instruments, Sigmameltec, and the Automated Reticle Metrology System (ARMS), a Metron branded product acquired in fiscal 2003 from Asyst Technologies. These products represent advanced technology with significant market share in the reticle segment.

In our Legends Product Line we focus on what is known as the legacy equipment segment. Metron manufactures systems – under the Metron Legends brand name – for OEMs who seek to focus their resources on next-generation products while ensuring that customers of earlier technologies receive full support on a global basis. We named this product line Legends because each system was a vital part of the fab landscape at the peak of its life cycle. There is typically a large installed base of these products and they continue to be the workhorses in the production of semiconductor devices on a global basis. This is a unique opportunity that has emerged from the increased pressure on costs for OEMs. We believe that the additional business of managing maintenance, service and upgrade programs will produce a significant revenue stream at higher gross margins for Metron.

Our Legends portfolio now includes the AG Heatpulse rapid thermal processing systems, originally manufactured by AG Associates, Varian physical vapor deposition (PVD) systems, and the Eclipse PVD product line recently acquired from Tokyo Electron Ltd.

Fab Solutions represents an entirely new global outsourcing model for the semiconductor industry. As the industry continues to globalize and consolidate, more manufacturers are looking to Metron as their exclusive partner to outsource non-core functions, such as parts cleaning, repair and refurbishment, chemical warehousing, cleanroom laundry, and preventive maintenance. These are all elements of our global fab outsource solutions.

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We have combined our Fab Solutions offerings in local procurement centers, which we call Fab Solutions Centers. Each Fab Solutions Center is a local gateway to our complete product and service offering. These Centers offer a full line of services and products that are critical to maintaining and running semiconductor fabrication and, at the same time, streamline the supply chain for customers.

A key element of our Fab Solutions offering is our parts cleaning service, an outsource service that we continued to expand on a global scale in fiscal 2003. Once an in-house function of the fabs, parts cleaning has transitioned to an outsource model due to the needs of the fabs to focus their resources on core functions. Metron now operates parts cleaning support centers near our customers in Israel, Scotland, The Netherlands, and Singapore.

We have expanded our global presence to extend Metron outsource solutions to all major device manufacturing areas of the world. In April 2003, we announced the opening of our office in Yokohama, Japan, a strategically important location that we expect will facilitate expansion of our market share with the Legends Product Line and play a role in developing relationships with potential partners in that region. Japan will be a hub for the development of our service and spare parts procurement solutions as the legacy equipment market gains traction, a trend we anticipate will begin in key manufacturing regions such as Asia.

Shortly following the end of our fiscal 2003, we announced other developments that underscore our strategic focus. In June 2003, we acquired the cleanroom products business of Prudential Overall Supply. This business has presented us with both a market opportunity in the United States and a streamlined procurement platform that we can deploy on a global basis. In August 2003, we announced the private placement of $7 million of convertible debentures and warrants. These funds will largely be used as working capital to continue to execute on our outsource solutions business model. A portion of these funds were allocated for repayment of short-term indebtedness. Finally, in September 2003, we announced Metron's acquisition of the Eclipse PVD product line from Tokyo Electron. Metron and Tokyo Electron are working together to ensure a smooth transition of service and spare parts supply for the worldwide installed base of Eclipse customers and for personnel who will join Metron to support the line. We believe this is a significant growth opportunity for Metron to secure higher gross margin business and positions us as a partner for Tokyo Electron for future legacy transitions.

The Metron business model is geared toward building winning integrated support solutions for customers on a global basis. Our goal is to provide the semiconductor industry with cost-effective, risk-free solutions for outsourcing critical non-core functions. We are accomplishing this every day through the development and deployment of our worldwide fab service and product portfolio and product life cycle solutions for capital equipment. We believe this will continue to translate into high-demand, higher margin opportunities that will increase shareholder value.

Looking ahead, we expect that device manufacturers will shift more non-core functions to outsource providers. We attribute this to three driving forces: limited availability of resources to meet global manufacturing requirements, opportunity costs, and a need for tightening the supply chain. Metron is the one company with the skills, relationships and infrastructure to offer a complete global outsource solution to the semiconductor industry.

We thank you, our Shareholders, our Customers, and our Employees for your continued confidence in our ability to grow and claim leadership in this role. We remain committed to our approach and to seeking to provide stronger returns for our Shareholders in the coming year.

Sincerely,

Ed Segal
Chairman and CEO

Dennis Riccio
President and COO

METRON

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 31, 2003

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to   .

Commission File Number: 000-27863

METRON TECHNOLOGY N.V.
(Exact name of registrant as specified in its charter)

The Netherlands (State or other jurisdiction of incorporation or organization)	98-0180010 (I.R.S. Employer Identification Number)

4425 Fortran Drive
San Jose, California 95134-2300
(Address of principal executive offices)

Registrant's telephone number, including area code: (408) 719-4600

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common shares, par value 0.44 EUR per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant, based on the last sale price of the Common Shares on November 29, 2002 as reported by the Nasdaq National Market, was approximately $16,433,000. Shares held by each officer and director of the registrant and by each person who owns 5 percent or more of the outstanding Common Shares have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status for this purpose is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the registrant's Common Shares, 0.44 EUR par value, as of July 31, 2003 was 12,609,078.

DOCUMENTS INCORPORATED BY REFERENCE

None.

PART I

ITEM 1. BUSINESS

Overview

Metron Technology N.V. is a holding company organized under the laws of The Netherlands in 1975. We are a leading global provider of outsource solutions to the semiconductor industry. Metron is focused on delivering outsourcing alternatives to semiconductor equipment and materials suppliers, semiconductor manufacturers and original equipment manufacturers (OEM).

Semiconductor equipment and materials suppliers are a critical element of our outsource solutions. We provide suppliers with a comprehensive package for marketing, sales, service and support of their products. Our suppliers are categorized and reported under two operating groups: equipment and materials. Some of the suppliers are independent companies that have developed emerging technologies, and others are divisions of larger, diversified companies. They include Ecosys (a division of ATMI), Entegris, Gigaphoton (formerly Komatsu), Pall, Schumacher (a division of Air Products), SDI, Seiko Instruments, Sigmameltec and Zeiss.

Our materials offerings include an extensive array of over 10,000 items, including:

- gas and fluid handling components;
- high-purity chemicals; and
- cleanroom products.

Our externally sourced equipment offerings include:

- equipment for cleaning wafers;
- microlithography equipment, for the part of the fabrication process during which an image is projected onto a wafer by passing light through a photomask, which is a high-purity quartz or glass plate used as the stencil in semiconductor device fabrication to create an integrated circuit design pattern on a semiconductor wafer; for metrology, the measurement and inspection of the wafer during the fabrication process;
- photomask inspection and repair equipment, for the inspection and repair, if necessary, of the glass or quartz photomasks used during the microlithography process; and
- inspection and defect characterization equipment, for the process by which silicon wafers are inspected during and after fabrication.

Semiconductor manufacturing fabs are the primary customers for our products and services. "Fab" is the name commonly given to a silicon wafer fabrication facility. We are focused on the critical, non-core functions of the fab. We provide semiconductor fabs the ability to streamline their supply chain by offering our extensive portfolio of products from one source. Additionally, we have expanded our outsource offering to include a variety of services such as parts cleaning, repair and refurbishment, warehousing and logistics, field service and cleanroom services. Our wide range of products and services allows customers to outsource non-core functions of the fab and focus valuable resources on developing competitive technologies. Our customers are leading semiconductor manufacturers such as Advanced Micro Devices, Chartered Semiconductor, IBM, Infineon, Intel, Micron, Motorola, Philips, Samsung, ST Microelectronics, Tower and UMC.

Over the last several years, under license from original equipment manufacturers (OEM), we have begun to market, sell, manufacture and support early generation semiconductor equipment. Our outsource offering to OEMs allows them to concentrate on the development of new generation equipment and maintain critical levels of support for mature equipment. Our focus on early generation equipment ensures customer satisfaction through an extended product life cycle. We refer to this offering as the Legends Product Line.

Our Legends Product Line includes:

- sputtering, or physical vapor deposition (PVD), tools developed by Varian Associates and now manufactured under license from Novellus. PVD is a coating process involving the transport of a material to a wafer. The process is accomplished under an electric field by bombarding gases on the material to transport particles to the wafer.
- rapid thermal processing (RTP) tools developed by AG Associates. RTP is a process where silicon wafers are heated rapidly from room temperature to high temperature and cooled rapidly back to room temperature. This process occurs in an ambient gas environment. RTP tools have become a necessity for the fabrication of advanced semiconductor devices, which require tight thermal parameters, and formation of ultra thin dielectric films.

In July 2003, we announced a non-binding Letter of Intent with Tokyo Electron Limited (TEL) that outlined the proposed transfer of the Eclipse physical vapor deposition equipment line from TEL to Metron.

Industry Background

Despite the recent downturn, the semiconductor industry has experienced significant growth over time. The increasing use of semiconductors in communications, computers, consumer electronics, and networking have fueled the growth of the semiconductor industry. In order to take advantage of the market growth, semiconductor manufacturers are focused on the design and manufacture of semiconductors with improved performance, enhanced reliability and lower cost.

In order to achieve their objectives, semiconductor manufacturers have developed semiconductors that are smaller and more complex. These advances in technology have led to an increase in manufacturing steps, more complex and costly semiconductor equipment and increasingly complicated manufacturing processes. The high capital cost of a fab, which can now exceed $2 billion, requires that optimal productivity levels are reached quickly and maintained in order to maximize return on investment. Many manufacturers are required to run their fabs around-the-clock. Additionally, semiconductor manufacturers are faced with the globalization of the industry. Many semiconductor manufacturers are operating fabs in multiple locations throughout the world. The requirement for the rapid ramp-up of new facilities and new products has led semiconductor manufacturers to concentrate on the standardization of all aspects of their operations.

The manufacture of semiconductors requires a wide array of equipment, materials and services. Semiconductor capital equipment includes equipment for wafer manufacture and processing and equipment for the assembly, packaging and testing of semiconductors. The high cost of equipment development and the desire of semiconductor manufacturers to buy products from financially and technically strong suppliers have led to consolidation among equipment manufacturers. At the same time, the long-term growth prospects of the industry continue to attract small players with new technologies to fill product niches. Some suppliers to the industry are divisions of larger companies, which have other primary products and markets.

The semiconductor materials market provides the wide variety of consumable and manufacturing materials that are required by semiconductor manufacturers, including gas and fluid handling components, high purity chemicals and cleanroom products. Rapid changes in technology have led to the creation and emergence of newer semiconductor materials manufacturers that offer innovative products. The materials industry is fragmented with numerous regional competitors due to low barriers to entry. However, the materials market tends to be less cyclical than the equipment market, in part because demand for semiconductor materials is driven more by the volume of semiconductors produced than by industry capacity and expectations of future revenue growth.

Semiconductor manufacturers are focused on their core competencies and want to outsource other aspects of their operations to third parties. The increasing complexity of semiconductors and related capital investment, combined with long-term pricing pressures, have led semiconductor manufacturers to build outsourcing into their fab designs. We believe that outsourcing enables these companies to increase fab productivity in a cost-effective manner.

In addition, semiconductor equipment and materials suppliers often focus on product development and manufacturing and outsource to third parties the marketing, sale, installation, service and support of their products. In particular, smaller semiconductor equipment and materials manufacturers that cannot afford to invest the time or the capital resources required to build a global infrastructure, and divisions of larger companies whose main focus is on other products or markets, often benefit from outsourcing. Outsourcing enables these companies to reduce their time to market, financial risk and marketing investment while maintaining the ability to compete with often larger companies with established infrastructures. In the case of early generation equipment, the OEM often wants to concentrate its resources on the current generation of equipment and wishes to outsource the manufacture, service and support of older tools to a company that can provide reliable support on a global basis.

Providers of outsourcing alternatives to the semiconductor industry are able to take advantage of operational efficiencies owing to their ability to offer products and services from multiple suppliers and leverage their infrastructure costs over a larger revenue base. There are a large number of generally smaller companies that provide outsourcing services, including regional, privately-held companies that focus on a portion of, or a specific geographic market in, the semiconductor manufacturing industry. We believe that semiconductor equipment and materials suppliers and semiconductor manufacturers are seeking an international services and support company that offers a comprehensive global outsource solution.

The Metron Solution

We are a leading global provider of outsource solutions to the semiconductor industry. We provide an important link between semiconductor manufacturers and our suppliers. For semiconductor manufacturers, who might be required to purchase materials and equipment from a range of suppliers worldwide, we offer the ability to purchase through a single supplier. Our focus on the critical, non-core functions of the fab supports semiconductor manufacturing strategies to outsource services such as parts cleaning, repair and refurbishment, warehousing and logistics, field service and cleanroom services. Our outsource solutions enables our semiconductor manufacturers to:

- simplify and standardize materials and equipment purchases throughout the world;
- focus valuable resources on product design, development and marketing; and
- increase fab productivity in a cost-effective manner.

We provide timely and comprehensive marketing, sales, service and support for our materials and equipment suppliers, enabling them to:

- focus their resources on technology and product development and manufacturing;
- reduce their time to market, financial risk and marketing investment; and
- compete more effectively with larger companies with established infrastructures without investing the time or capital resources required to build their own infrastructures.

We provide manufacturing services to OEMs that desire to outsource the manufacture, marketing, sales and service of early generation equipment. This allows OEM's to:

- concentrate on the design and development of advanced technology equipment; and
- maintain critical levels of support on mature equipment without the investment in infrastructure.

Strategy

We believe that we market and sell a wider range of materials, equipment, service and support solutions to the semiconductor industry than any other independent provider of these products and services. Our goal is to be the leading global provider of outsource solutions to the semiconductor industry. The key elements of our strategy include:

- *Leverage our global infrastructure and expand our leadership position.* We believe that our global infrastructure, as well as our more than 25-year history of serving the semiconductor industry, provides us with a significant competitive advantage in serving our customers and suppliers. As of May 31, 2003, we had over 514 sales and marketing and customer service and support employees in 39 offices in Asia, Europe and the United States. We plan to continue to leverage our global infrastructure.
- *Continue to broaden product and service offerings.* We plan to selectively broaden our product lines and territories to meet the needs of our customers. We plan to obtain products from both advanced technology equipment and early generation equipment products, which tend to be less cyclical markets and have higher margins. We plan to expand on-site maintenance, repair and refurbishment and other support services, including specialized parts cleaning, inventory management and engineering services. We also plan to add additional equipment to our Legends Product Line. We believe these efforts will strengthen our long-term relationships with our customers.
- *Develop our Fab Solutions model.* We will seek to provide an integrated solution for outsourcing critical, non-core functions of the semiconductor fabs through the development of Fab Solutions Centers. Fab Solutions Centers are expected to provide the customer with one source for many of the products used in the manufacturing cycle, as well as an outsourcing alternative for many services. We will seek to work with the local customer base to develop a customized solution based on local requirements. We believe that the Fab Solution Centers will improve the efficiency of the supply chain and will allow customers to focus resources on the development and manufacture of semiconductors.
- *Expand materials business.* While continuing to expand our equipment business, we intend to increase the relative size of our materials business. We believe that the materials business is particularly well-suited to benefit from the global infrastructure that we have developed, in part because addressable markets are more fragmented, there are a large number of individual products and typical transactions are smaller than in the equipment business. Materials products generally offer relatively higher gross margins than externally-sourced equipment, and the materials business is generally less cyclical than the equipment business.
- *Acquire complementary businesses.* To enable us to better serve our suppliers and customers, we plan to selectively acquire complementary businesses. Potential acquisition candidates include independent regional sales, service and support companies, which currently operate in a highly-fragmented segment of the semiconductor industry. We believe that our acquisition strategy will allow us to gain access to new suppliers and territories, broaden our offerings to existing customers and gain new customers. As examples of this strategy, our acquisition of T.A. Kyser Co. in July 1998 established our United States materials and components business. With our acquisition of Shieldcare Ltd. in March 2000, we entered the process tool parts cleaning

business, and in November 2000, we acquired Intec Technology (S) Pte. Ltd., a supplier of cleanroom products and manufacturer of cleanroom garments in Singapore and Malaysia. In March 2002, we acquired the AG Associates RTP product line from Mattson Technologies, and in May 2002, we acquired substantially all the assets of Advanced Stainless Technologies (AST), a small Texas-based manufacturer of electro-polished stainless steel tubing and fittings. In June 2003, we acquired some of the assets that were minor in amount of the cleanroom consumable business of Prudential Cleanroom Services, a business unit of Prudential Overall Supply, Inc. In July 2003, we announced a non-binding letter of intent with Tokyo Electron Limited (TEL) that outlined the proposed transfer of the Eclipse physical vapor deposition line from TEL to Metron.

Products and Services

For the past three fiscal years, we were organized into two worldwide operating divisions, materials and equipment. In fiscal 2001, 2002 and 2003, sales by our equipment division accounted for approximately 50.7%, 46.3% and 47.7% of our revenue, respectively, and sales by our materials division accounted for approximately 49.3%, 53.7% and 52.3% of our revenue, respectively.

Our portfolio is focused on delivering outsource solutions to the semiconductor industry. In FY 2004, to better serve our customers, we are reorganizing into two new worldwide operating groups, Equipment Solutions and Fab Solutions. Equipment Solutions are focused on two distinct areas of the semiconductor capital equipment market: advanced technology equipment and early generation equipment. Many innovative, specialized semiconductor equipment manufacturers lack sufficient infrastructure to market, sell and support their products in a global market. We believe that our experienced, global organization will be key to the introduction and continued support of these advanced technologies in the industry. Early generation equipment remains fundamental for many semiconductor manufacturers today. As the installed equipment base matures, access to critical technical expertise and repair capability can deteriorate. We provide the continued availability of service, spares and manufacturing capability for mature capital equipment.

Fab Solutions represent a new outsourcing model for the semiconductor industry. Fab Solutions are solely focused on the needs of the semiconductor fab. Through an extensive network of preferred suppliers and branded services, we are able to offer our customers a comprehensive portfolio to address the critical, non-core functions of the fab. Our Fab Solutions model allows our customers to streamline the supply chain while maintaining the flexibility to manage varying market conditions. By outsourcing the critical, non-core areas of the fab, customers can focus valuable resources on developing competitive technologies.

We operate under a series of agreements with our suppliers. These agreements generally give us the exclusive right to market, sell and support particular products in specific geographic regions. The agreements with our suppliers are typically cancelable without cause with notice periods that range from 30 days to two years. In addition to maintaining appropriate inventories of materials and spare parts, we sometimes purchase equipment for demonstration purposes, which may be installed in a customer's fab for evaluation purposes or at one of our facilities.

Product selection is critical to our success. We evaluate a large number of product opportunities, relatively few of which we ultimately add to our product offerings. In our evaluation of new product lines, we thoroughly review numerous factors, including the product line's current and projected revenue stream and market share, whether the product line is sufficiently developed for its targeted market segment, whether distribution arrangements for the product line are currently in place, the prospective supplier's anticipated ability to offer innovative and advanced products, the history and stability of the prospective supplier and our ability to market, sell and provide a consistent level of service and support for the product line.

Materials

Our materials business includes the marketing and sale of an extensive array of over 10,000 items, including gas and fluid handling components, high purity chemicals and cleanroom products, to semiconductor manufacturers, manufacturers of semiconductor equipment and to a lesser extent, customers in other industries such as pharmaceuticals and petroleum. As of May 31, 2003, our materials division represented over 115 suppliers. The table below lists the business units in our materials division, the types of products sold and the largest suppliers within each business unit for fiscal 2003:

Business Unit	Types of Products	Largest Suppliers
Gas and fluid handling . . .	Valves, fittings and other components for ultrapure applications	Entegris Carten
	High end filtration products and systems	Pall
	Stainless steel control valves and regulators	Tescom
Wafer management	Pellicles	MLI
Chemicals	Slurry	Cabot Microelectronics
Device handling	Vacuum release chip trays	Gelpak
	Quartz components	MGI Products
Cleanroom products	Latex gloves	Omni Sales
	Wipers and swabs	Texwipe

We believe the materials business is particularly well-suited to benefit from our global infrastructure because addressable markets are more fragmented, there are a large number of individual products and average transaction sizes are generally smaller than in the equipment business. As a result, we believe that many companies are often unable to cost-effectively provide materials, service and support globally in order to meet semiconductor manufacturer requirements and can benefit from Metron's ability to distribute their products through our international sales and marketing organization. Similarly, by working with Metron, a customer can increase sales by improving fab productivity while reducing inventory, warehousing and other costs. For some of our customers' fabs in the United States, including Motorola and Philips, our materials division has primary responsibility for the operation of the customer's on-site warehouse of materials and components we sell. Our experience, infrastructure and systems in the United States enable us to maintain a highly reliable materials inventory management and order processing system, which allows us to increase the speed of order fulfillment and provide other value-added services to both customers and suppliers. We plan to expand our activities in this area to other parts of the world to provide more comprehensive support to more of our customers.

Equipment

Our equipment business includes the marketing, sale and support of semiconductor equipment, including products for cleaning, coating, developing and etching; detection, measurement and quality control tools; equipment used in the manufacture, fault diagnosis and repair of the masks used to create the complex patterning of semiconductors; automatic wafer handling, particle counting and cleanroom monitoring equipment. The equipment division also markets specialized containers of high purity chemicals which are used in the chemical vapor deposition and diffusion phases of semiconductor wafer processing. As of May 31, 2003, our equipment division represented over 40 suppliers. The table below lists the largest products in the equipment division and the suppliers for those products for fiscal 2003:

Types of Products	Suppliers
Wafer cleaning tools	FSI
Metrology inspection microscopes	Zeiss
Wafer characterization and diagnostic tools	SDI
Photomask coating and developer tools	Sigmameltec
Environmental gas cleaning systems	ATMI
High purity wafer processing chemicals	Schumacher
Photo-lithography processing tools	FSI

Particularly in the equipment business, we believe our competitive advantage is generally greater in product areas that are not served by one of the large globally-integrated manufacturers. We have sought, and expect to continue to seek, relationships with non-United States suppliers seeking to penetrate the United States market and other markets outside their home territories.

Our equipment business now includes the marketing and sale of legacy equipment that we manufacture under license from the original equipment manufacturer:

Types of Products	Licensed from
Varian sputtering (or PVD) equipment	Novellus
AG Associates rapid thermal processing (RTP) equipment	Mattson

Service and Spare Parts

We believe that as semiconductor manufacturers become increasingly sensitive to the costs of system downtime, they will direct their purchases to suppliers who can offer comprehensive local installation, maintenance and repair service and spare parts. To meet these needs, we provide installation, maintenance, repair and service for the equipment we sell, and we employ skilled service engineers in 19 offices located in approximately 16 countries. In some cases, our service engineers are located on-site at a semiconductor manufacturer's facility. By continuing to maintain local offices in most major markets and staffing those offices with nationals fluent in local languages and customs, we are able to provide our suppliers and customers with sales, service and support 24 hours a day, seven days a week where necessary. We also provide our customers with applications services and help them develop customized solutions to technical problems.

Our service personnel receive extensive initial and follow-up training internally and/or from the suppliers whose products they service. Our service personnel generally receive the same training from our suppliers as the supplier's own personnel and receive and maintain the same certification. We generally warrant the products we sell for a period of one year. If we install externally-sourced equipment in a customer's fab, we are generally responsible for the costs of the labor component of the warranty, and the principal is responsible for replacing parts which are under warranty. In the case of legacy equipment, we are responsible for both parts and labor. After the warranty period has expired, we also offer service contracts or on-call service support for equipment that we have supplied.

We also provide our customers with the spare parts required to maintain and repair the equipment we have supplied and to operate other systems in their fabs. We work with our suppliers to maintain an inventory of mission-critical spare parts and materials close to our customers' sites so we can deliver the required parts in the shortest time possible. In some cases, we are responsible for maintaining inventories at our customers' sites, and we plan to expand the service we provide in this area.

Sales and Marketing

Our worldwide sales and marketing organization is an essential part of our strategy of maintaining close relationships with our suppliers and with our semiconductor manufacturer customers. We provide timely and comprehensive marketing, sales, service and support for materials and equipment manufacturers, enabling these manufacturers to focus their resources on technology and product development. As of May 31, 2003, we had 293 sales and marketing employees in 39 offices in Asia, Europe and the United States. Through these sales and support offices, we maintain an important link between our suppliers and semiconductor manufacturers. Our sales and marketing organization identifies customer requirements, assists in product selection and monitors each transaction through final sale, shipment and installation. We also employ 258 highly-skilled technical and engineering personnel around the world to support our sales and marketing organization and our customers. In Europe, we have 135 support personnel in nine countries located in ten offices as well as at several semiconductor manufacturers' facilities. In Asia, we have 95 support personnel in seven countries located in eight offices as well as at several semiconductor manufacturers' facilities. In the United States, we have approximately 28 support personnel located in eleven states. With few exceptions, our employees around the world are fully conversant in local languages and familiar with the local business culture and local business practices.

We offer comprehensive sales and marketing technical support services, including materials and equipment specification review from the initial sales effort through on-going product improvement programs; demonstration of materials and equipment; tool installation, including customer site preparation and final system acceptance; on-going customer support and process improvement; writing, editing, and improving operating and maintenance manuals; and customer training programs, including maintenance training and on-site operator training. Our ability to offer these extensive support services is due in part to extensive initial and follow-up training of our sales and marketing technical support personnel, both in-house and by the suppliers whose products we sell. We also conduct technical seminars, training sessions and user group meetings. We operate a class 100 cleanroom facility with 560 square feet in Austin, Texas, a 9,900 square foot, class 1,000 cleanroom facility in Glenrothes, Scotland, and a 5,750 square foot, class 10,000 cleanroom facility in San Jose, California.

We also employ applications engineers who work closely with our customers to solve particular customer problems and develop innovative processing solutions using particular equipment supplied by our suppliers. In some cases, our customers' engineers have collaborated with our engineers to produce and publish technical papers. Application selling and application support is a key part of our strategy to introduce and sell new technology into the semiconductor marketplace.

We utilize a number of other marketing techniques that enable our suppliers to access new markets and semiconductor manufacturers. We seek to actively involve our suppliers in the marketing and sales process and often conduct joint sales calls on existing and potential customers with representatives from our suppliers. We assign product managers to some of our suppliers to provide particular attention to the marketing, service and support of specific product lines. We participate in various trade shows around the world, including Semicon Europa in Europe, Semicon Korea, Semicon Singapore and Semicon Taiwan in Asia and Semicon Southwest and Semicon West in the United States.

Customers

We market semiconductor materials and equipment to most of the world's semiconductor manufacturers and to many suppliers to the semiconductor industry, including semiconductor equipment manufacturers. In fiscal 2003, our 10 largest customers accounted for an aggregate of 42% of our sales. We expect that sales to relatively few semiconductor manufacturers will always account for a significant percentage of our revenue, although the relative revenue ranking of individual customers may change from period to period. The table below lists in alphabetical order our 10 largest customers in fiscal 2003 based on revenue and the geographic regions where we support them:

Customer	Locations
AMD	Germany, United Kingdom, United States
Chartered Semiconductor Manufacturing	Singapore
Dupont	France, Singapore, United Kingdom, United States
Infineon	Germany, United Kingdom, United States
Intel	Ireland, Israel, United Kingdom, United States
Micron Technology	Italy, United States
Philips	The Netherlands, France, Germany, United Kingdom, United States
ST Microelectronics	France, Italy, Singapore, United States
Silterra	Malaysia, Singapore
Tower Semiconductor	Israel

Competition

The semiconductor industry is highly competitive. We face substantial competition on two distinct fronts: competition for product lines and competition for customers.

Competition for Product Lines

For those semiconductor equipment and materials manufacturers who elect to sell through independent sales and distribution companies, we must compete with other companies for the right to sell specific product lines. Some of these independent sales and distribution companies have long-standing collaborative business relationships with semiconductor equipment and materials manufacturers which are difficult to overcome. We believe that the most significant competition on this front comes from regional semiconductor equipment and materials distribution companies. Furthermore, many equipment and materials manufacturers choose to sell directly to semiconductor manufacturers in some or all markets. In Europe and Asia, we compete with equipment and materials manufacturers who choose to sell their products directly to semiconductor manufacturers as well as with regional independent distribution companies such as Macrotron and Teltec in Europe and Hermes in Taiwan. For example, Cabot Microelectronics recently decided to assume the direct distribution of its products in Europe and Singapore; the effective date of the transition was June 1, 2003. In the United States, we compete primarily with United States semiconductor equipment and materials manufacturers who choose to sell their products directly to semiconductor manufacturers.

We believe that our competitive advantage is greater in product areas that are not served by one of the large globally-integrated equipment or materials manufacturers. We believe that to compete effectively we must maintain a high level of investment in marketing, customer service and support in all of the markets in which we operate. Although we consider our global operations and reputation to be significant competitive advantages, we cannot be certain that we will have sufficient financial resources, technical expertise, or marketing, services and support capabilities to continue to compete successfully on this front in the future.

Competition for Customers

We compete with established semiconductor equipment and materials manufacturers who sell directly to customers and with other independent sales and distribution companies for orders from semiconductor manufacturers. Some of these competitors have greater name recognition in the territories they serve and have long-standing relationships with semiconductor manufacturers that may give them a competitive advantage. Other significant competitive factors in the semiconductor equipment and materials market include product specifications and quality, product performance, product reliability, process repeatability, customer service and support and timeliness of product delivery and of new product introductions, in addition to total cost of ownership and price. We anticipate that as we expand our product portfolio and expand into new markets, we will encounter additional competition, and the competitive factors listed above, among others, might make it difficult for us to establish sales and distribution capability in new markets such as Japan. This competition, as well as the local political climate and local business practices, may limit our ability to successfully expand into new markets. We cannot be certain that we will continue to compete successfully in the future.

Financial Information about Segments and Geographic Areas

See Note 15 to the Consolidated Financial Statements contained herein.

Employees

As of May 31, 2003, we had 727 full-time employees, including 190 in our materials division, 324 in our equipment division and 213 in general administrative activities, including finance and accounting, sales administration, shipping and receiving and corporate management. Of our full-time employees, 183 are located in the United States, 333 are located in Europe and 211 are located in Asia. None of our employees is covered by a collective bargaining arrangement. We consider our relationships with our employees to be good.

RISK FACTORS

Our business faces significant risks. These risks include those described below and may include additional risks and uncertainties not presently known to us or that we currently believe are immaterial. If any of the events or circumstances described in the following risks occurs, our business, operating results or financial condition could be materially adversely affected. These risks should be read in conjunction with the other information set forth in this Annual Report on Form 10-K.

Risks related to Metron.

We may not be able to meet certain covenants in or renew certain credit facilities.

As of May 31, 2003, we had $13.1 million of short-term borrowings under our various lines of credit. Certain of our credit facilities contain financial covenants that require us to meet and maintain certain financial tests. At May 31, 2003, we were in violation of covenants under our Compass Bank facility, for which we obtained a waiver. In August 2003, Compass Bank agreed to extend the facility with a reduced availability of $4.0 million through mid-November 2003. As part of this extension, Compass Bank modified the covenants of which we were in violation, and we made a payment of $3.0 million to Compass Bank from the proceeds of our August 2003 issuance of $7.0 million principal amount of convertible debentures due 2007. Unless Compass Bank agrees to a further extension of the facility, the outstanding balance of the facility must be repaid in mid-November 2003. We intend to pursue discussions with alternative lenders to replace the Compass Bank facility prior to mid-November 2003. However, we cannot assure you that the Compass Bank facility or an alternative credit facility will be available to us after mid-November 2003 on favorable terms, or at all.

We intend to pursue discussions with our lenders to further waive, modify or, possibly, eliminate, certain financial covenants in our credit facilities and to pursue discussions with additional lenders that may not require such financial covenants. However, we cannot give any assurance that the lenders will agree to modify or eliminate such covenants, that we can comply with the covenants of our existing credit facilities or that we will be able to enter into arrangements with additional or alternative lenders that do not require such covenants. A breach of a covenant in a credit facility could result in the lender demanding repayment of all or part of our indebtedness, could impair our ability to obtain additional access to our current or alternate credit facilities and could result in a cross-default under our convertible debentures.

All of our lines of credit are payable on demand or subject to periodic, generally annual, review. Given recent developments in our business and industry, we cannot give any assurance that our lenders will agree to continue to make our credit facilities available to us, or that new lenders will agree to make credit facilities available to us, on terms or in amounts acceptable to us, or at all.

Any failure to retain our existing credit facilities or enter into replacement facilities may impair our ability to fund our current operations and achieve our longer-term business objectives. If our significant credit facility lenders demand repayment of all or a significant portion of our indebtedness after the end of fiscal 2004, we may not have the cash resources necessary to repay such indebtedness when due.

We may need to raise additional capital, and any inability to raise required funds could harm our business.

As of May 31, 2003, we had $12.2 million of cash and cash equivalents and $13.1 million of short-term borrowings under our various lines of credit. We incurred net losses of $26.7 million and $2.8 million for the years ended May 31, 2003 and 2002, respectively. We believe that our available cash resources, which comprise cash and cash equivalents (including the net proceeds from our August 2003 issuance of $7.0 million of convertible debentures due 2007), amounts available under our credit facilities (giving effect to the July 2003 renewal of the $3.8 million Royal Bank of Scotland facility and the August 2003 reduction in availability under the Compass Bank facility to $4.0 million) and anticipated cash from operations, will be sufficient to meet our anticipated cash requirements through fiscal 2004. However, if our revenues are lower or our expenses are higher than anticipated, or if inventory, accounts receivable or other assets require a greater use of cash than anticipated, our available cash resources, including amounts available under our credit facilities, may not be sufficient for our cash requirements. Further, existing and potential customers and vendors may take actions that could harm our liquidity position if they believe that our cash balances are not adequate. In addition, if revenues increase materially, we may need to raise additional cash resources from external sources to permit us to conduct our operations in the ordinary course of business through fiscal 2004. We also intend to seek additional financing during fiscal 2004 to meet our anticipated cash requirements for fiscal 2005 and beyond.

We cannot give any assurance that financing will be available when needed on terms acceptable to the Company, or at all. If we determine that we need to issue additional equity securities or debt securities convertible into equity to address our need for cash resources, the issuance of additional equity securities or debt securities convertible into equity is likely to result in significant dilution to our existing shareholders, and the new equity securities or debt securities may have rights, preferences and privileges that are senior to those of our existing common shares. It may be necessary to raise additional funds through strategic transactions, in which event we may cease conducting or relinquish rights to a portion of our current business. Strategic transactions may not be available on terms that are favorable to us from a longer-term perspective.

In addition to our intent to raise capital to fund our operations, we may need to raise additional capital through public or private sales of equity and/or additional borrowings for significant acquisitions, significant capital expenditures or other extraordinary transactions. If we cannot raise additional funds, if needed, on acceptable terms, we may not be able to develop our business, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, all of which could seriously harm our business and results of operations.

Our forecast of the period of time through which our financial resources are expected to be adequate to support our operations is a forward-looking statement. This statement involves known and unknown risks, uncertainties, and other factors that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors are discussed in these "Risks Related to Metron" and elsewhere in this Report on Form 10-K.

We are dependent on a few key suppliers for a majority of our revenue; therefore, the loss of or change in our relationship with one or more of our key suppliers could seriously harm our business.

If, for any reason, any of our key suppliers were to materially reduce its business or terminate its relationship with us, the loss of the key principal would have a material adverse effect on our business. In each of our last three fiscal years, a majority of our revenue came from the sale of products from five or fewer of our suppliers, which is how we refer to the semiconductor materials and equipment companies we represent. Although the suppliers that comprise our largest sources of revenue may change from period to period, we expect that revenue from the sale of products of a relatively small number of suppliers will continue to account for a substantial portion of our revenue for at least the next five years.

All of the semiconductor materials, equipment and products we market, sell, service and support are sold pursuant to agreements with our suppliers. These agreements are generally cancelable at will, subject to notification periods that range from 30 days to two years. We generally do not sell competing products in the same market, and, therefore, the number of suppliers we can represent at any one time is limited. It is likely that in the future some of our suppliers will terminate their relationships with us upon relatively short notice. If we lose a key principal, we may not be able to find a replacement quickly, or at all. The loss of a key principal may cause us to lose customers and incur expenses associated with ending our agreement with that principal. We may lose suppliers for various reasons, including:

- mergers and acquisitions involving our suppliers and other semiconductor materials and equipment manufacturers that we do not represent;
- a principal's decision to attempt to build a direct sales organization;
- the expansion of a principal's product offerings to compete with the products of another principal, because we generally do not offer competing product lines;
- a principal's dissatisfaction with our level or quality of service; and
- the failure of a principal's business.

We have lost suppliers in the past. For example, in March 1999, A.G. Associates was acquired by Steag. As a result of this acquisition, we ceased marketing and selling A.G. Associates' products in September 1999. In July 1999, FSI sold its chemical management division to BOC Edwards. As a result of this divestiture, we no longer market and sell these products. In October 1999, Applied Materials acquired Obsidian. As a result of the acquisition, Obsidian terminated its agreement with us. In January 2001, we entered into an agreement with Entegris, Inc. to modify our existing distribution relationship, whereby Entegris assumed direct sales responsibility for products from its Microelectronics Group in Europe beginning April 1, 2001, and in Asia beginning May 1, 2001. In May 2002, by mutual agreement, we terminated our distributor agreement with August Technology, except in Korea. In August 2002, Cabot Microelectronics advised us of its decision to assume the direct distribution of its products in Europe and Singapore; the effective date of the transition was June 1, 2003. In October 2002, FSI advised us of its decision to assume the direct distribution of its products in Europe (except Israel) and Asia; the effective date of the transition was March 1, 2003. Our world-wide revenue for FSI products for the year ended May 31, 2001 was 24.5% of revenues. Our revenues for FSI products and services in Europe and Asia were approximately $29.0 million and $26.9 million (12.5% and 11.4% of revenue) for the years ended May 31, 2002 and 2003, respectively.

The semiconductor industry is highly cyclical, and during its periodic downturns, our operating results will deteriorate.

The semiconductor industry is highly cyclical and historically has experienced periodic downturns, which often have resulted in decreased expenditures by semiconductor manufacturers. These downturns generally have adversely affected the sales, gross profits and operating results of semiconductor materials and equipment suppliers. Our business depends in large part on the procurement expenditures of semiconductor manufacturers, which, in turn, depend on the current and anticipated demand for semiconductors and products utilizing semiconductors. The downturn in the semiconductor industry from mid-1996 until the end of 1998 had a material adverse effect on our operating results. In February 2001, we started to experience a downturn in new orders, as well as delays in shipment for existing orders. The continuation of the downturn for any extended period, or an increase in the number of shipment delays, would have a materially adverse effect on our operating results.

We may not be able to successfully implement our restructuring efforts, and such efforts may adversely impact our ability to retain and attract future employees.

In October 2002, we announced that we would be reducing our workforce by approximately 125 employees worldwide. The total number of employees terminated as of May 31, 2003 was 125 people. On March 1, 2003, we transferred 93 employees to FSI. In addition, during our fourth quarter of fiscal

2003, we abandoned unutilised leased facilities as part of our restructuring. Workforce reductions, including the one we announced in fiscal 2003, could result in a temporary lack of focus and reduced productivity by our remaining employees, which in turn may affect our revenues in the current or a future quarter. In addition, prospects and current customers may decide to delay or not purchase our products due to the perceived uncertainty caused by our reduction in force. We cannot assure you that we will not reduce or otherwise adjust our workforce again in the future or that the related transition issues associated with such a reduction will not occur again. Further, we believe that our future success will depend in large part upon our ability to attract and retain highly-skilled personnel. We may have difficulty attracting such personnel as a result of a perceived risk of future workforce reductions.

If we are unable to successfully identify new products and enter into and implement arrangements with the suppliers of these products, our business will be seriously harmed.

To the extent we are unable to enter into relationships with suppliers who anticipate or respond adequately to technological developments or customer requirements, we could suffer a loss of competitiveness. Such loss, or any significant delays in product development or introductions by these suppliers, could have a materially adverse effect on our business. The semiconductor materials and equipment market is subject to rapid technological change, changing customer requirements and frequent new product introductions. Because of this, the life cycle of products that we market and sell is difficult to determine. Our future success will depend to a significant extent on our suppliers' ability to keep pace with changes in the market and, particularly because we generally do not carry competing product lines, on our ability to identify and obtain new product lines which achieve market success.

We face intense competition from companies with significantly greater financial, technical and marketing resources, which could adversely affect our ability to maintain or increase sales.

We face intense competition on two distinct fronts: competition for product lines and competition for customers.

If we are unable to compete successfully for product lines against independent sales and distribution companies that have greater financial resources, are more established or have longer-standing relationships with semiconductor materials and equipment manufacturers, we will be unable to offer competitive products, which will negatively impact our sales.

We compete with independent sales and distribution companies for the right to sell specific product lines in specific territories. We believe that our most formidable competition comes from regionally established semiconductor materials and equipment distribution companies. Some of these independent sales and distribution companies have substantially greater financial resources to devote to a particular region than we do, are better established in particular regions than we are, have greater name recognition in their chosen markets than we have and have long-standing collaborative business relationships with semiconductor materials and equipment manufacturers which are difficult to overcome. If we are unable to effectively compete with sales and distribution companies to attract and retain suppliers, our business will be adversely affected.

If we are unable to compete for customers owing to our inability to provide sales, marketing and support services or particular product offerings, our ability to maintain or increase sales will be adversely affected.

We compete for orders from semiconductor manufacturers with established semiconductor materials and equipment manufacturers who sell directly to customers and with independent sales and distribution companies and sales representatives. We believe that to compete effectively for customers we must maintain a high level of investment in marketing, customer service and support in all of the markets in which we operate, and we may not have sufficient financial resources, technical expertise or marketing, services and support capabilities to continue to compete successfully in the future. Some of our competitors have greater name recognition in the territories they serve and have long-standing relationships with semiconductor manufacturers that may give them an advantage in attracting and retaining customers. Furthermore, we believe that once a semiconductor manufacturer has selected a particular product for a specific use from a vendor that is not one of our suppliers, it may be difficult to achieve significant sales of a competing product to that customer unless there are compelling reasons for the customer to switch products, such as significant performance or cost advantages.

We anticipate that as we continue to diversify our product portfolio and expand into new markets for our suppliers' products, we will encounter additional competition for customers. If we cannot continue to compete successfully for customers in the future, any such lack of success will have a significant negative impact on our business.

The management information systems that we currently use in our day-to-day operations are not integrated across the globe and some of them need to be upgraded. Upgrading them will be costly, and if the new system is not successfully implemented, our business may suffer material adverse consequences.

While our financial reporting management information system is integrated and operational, the current management information systems that we use to control our day-to-day operations are not integrated across the globe. To accommodate growth in the past, we have had to hire additional people to compensate for the lack of a fully-functional, integrated operations management information system. We are currently investing in a new operations management information system in order to maintain our current level of business and accommodate any future growth. We commenced implementation of the new system in Europe in 2001 and 2002. We plan to implement the financial management reporting system to support the centralization of our European operations into an entity called Metron Europa by our third quarter of fiscal 2004, and to commence the implementation in Asia with the next installation scheduled for Singapore after implementation in Metron Europa has been completed. We currently anticipate that the total costs associated with the implementation of the new system will be approximately $12.0 to $15.0 million and that the system will be fully implemented over the next 24 months. Any failure to successfully implement our new operations management information system may result in delayed growth, increased inefficiency due to a lack of centralized data, higher inventories, increased expenses associated with employing additional employees, a loss of our investment in the new operations management information system and may have additional material adverse effects on our business.

We need to successfully manage the anticipated expansion in our operations or our business may suffer material adverse consequences.

To the extent we are unable to effectively manage future expansion and the system and procedural transitions required by expansion, our business and our operating results could be seriously harmed. We have expanded our operations in the past and anticipate future expansion of our operations through acquisitions and otherwise. Our growth has placed and will continue to place significant demands on our management, operational, financial and technical resources, as well as our accounting and control systems, as we work to integrate geographically dispersed offices and administrative personnel, diverse service and maintenance operations and different accounting and financial systems. Our future operating results will depend on the ability of our management and other employees to:

- implement and improve our operational, customer support and financial control systems;
- recruit, train, manage and motivate our employees;
- identify companies that are strategic acquisition candidates and successfully acquire and integrate them with our existing business;

◦ communicate information efficiently throughout our organization; and

◦ work effectively with suppliers and customers.

We cannot predict whether these efforts will be successful or will occur in a timely or efficient manner. We may not be able to install adequate control systems in an efficient and timely manner, and our current or planned operational systems, procedures and controls may not be adequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources. Delays in the implementation of new systems or operational disruptions when we transition to new systems would impair our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

Our indebtedness and debt service obligations may adversely affect our cash flow and ability to obtain additional financing.

Our annual debt service obligations on our 8% convertible debentures due 2007 are approximately $0.6 million per year in interest payments. Our indebtedness could have significant negative consequences, including: requiring the dedication of a portion of our expected cash flow from operations to service our indebtedness if we do not make interest payments in our common shares rather than cash, thereby reducing the amount of our expected cash flow available for other purposes, including capital expenditures; increasing our vulnerability to general adverse economic and industry conditions; limiting our ability to obtain additional financing; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources. The existence of debt service obligations and the anti-dilution provisions of our debentures also may limit our ability to obtain additional financing on terms favorable to us.

We may not be successful in our effort to penetrate Japan, which could limit our future growth.

On April 8, 2003, we announced the opening of Metron Technology (Japan) K.K. ("Metron Japan") in Yokohama, Japan. Approximately 22% of the world's production of semiconductors in 2002 took place in Japan. Accordingly, to reach all of the world's major semiconductor markets, we will need to be successful in our efforts to establish or acquire sales, marketing and/or service capabilities in Japan. Historically, it has been difficult for non-Japanese companies to succeed in establishing themselves in Japan. We intend Metron Japan to serve as our headquarters for building partnerships with original equipment manufacturers (OEMs) in Japan and to provide service and outsource solutions in the local market. We cannot predict whether our efforts to penetrate the Japanese market will be successful. If we are not successful in our efforts to penetrate the Japanese market, our future growth may be limited.

We expect continued downward pressure on the gross margins of the products we sell, and as a result, if we are unable to continue to decrease our operating expenses as a percentage of sales or find replacement product lines with higher gross margins, we will be unable to increase or maintain our operating margins.

Particularly during industry down cycles, pressure on the gross margins of the products we sell is intense and can adversely impact our financial performance. We have experienced significant downward pressure on our gross margins, mainly as a result of sales discounts offered by our competitors and pressure from our customers to reduce prices and from our suppliers to reduce the discounts they provide to us. This, in turn, has put significant downward pressure on our operating margins. To maintain or increase our gross margins, we must develop and maintain relationships with suppliers who introduce new products and product enhancements on a timely basis. As a result of continued pressure on gross margins, we must find ways to decrease our selling, general, administrative and other expenses as a percentage of sales to increase or maintain our operating margins. If our suppliers cannot continue to innovate, if we cannot maintain our relationships with innovating suppliers, if we cannot otherwise identify product lines with higher gross margins or if we cannot successfully manage our selling, general, administrative and other expenses, our operating margins may decrease. If our operating margins decline as a result of these factors, our business would be harmed.

Our employment costs in the short-term are to a large extent fixed, and therefore any cyclical revenue shortfall could adversely affect our operating results.

Our operating expense levels are based in significant part on our head count, which is generally driven by longer-term revenue goals. For a variety of reasons, particularly the high cost and disruption of lay-offs and the costs of recruiting and training, our head count in the short-term is, to a large extent, fixed. In addition, approximately half of our employees are in Europe, and the costs associated with any reductions of our labor force in Europe are high. As a result of these factors, we were unable to reduce employment costs in a timely manner to compensate for the cyclical revenue or gross margin shortfall we have suffered during the current downturn, which has had a material adverse effect on our operating results. We cannot assure you that we will be able to reduce employment costs sufficiently to compensate for future cyclical revenue shortfall.

We may bear inventory risk due to an inability to return products, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

We bear inventory risk because we generally take title to the products we sell when we receive them from our suppliers, and we cannot always return products to the principal in the event the products are not sold. Our customers do not always purchase at the time or in the quantities we originally anticipated. For example, as a result of the current industry downturn beginning in fiscal 2001, we had excess inventory for which we booked reserves in Europe, the United States and Asia. Typically, products cannot be returned to suppliers after they have been in our inventory for a certain period of time; this time period varies depending on the product and the principal. In addition, although it is typical when a relationship with a principal terminates for that principal to repurchase most of the inventory we have of that principal's products, it is possible under certain circumstances that a principal may be unable or unwilling to repurchase our inventory. If we fail to manage our inventory and accumulate substantial product that cannot be returned, our operating results could be adversely affected. Furthermore, if a principal cannot provide refunds in cash for the inventory we desire to return, we may be forced to dispose of inventory below cost, and this may have a material adverse effect on our financial results.

Our revenue and operating results may fluctuate in future periods, which could adversely affect our share price.

In the past, we have experienced fluctuations in our quarterly and annual operating results and anticipate that these fluctuations will continue in the future due to a variety of factors, many of which are outside our control. Fluctuations in our results could cause our share price to decline substantially. We believe that period-to-period comparisons of our results of operations may not be meaningful, and you should not rely upon them as indicators of our future performance. Our sales in, and the operating results for, a particular quarter can vary significantly due to a variety of factors, including those described elsewhere in this report and the following:

- *The Timing Of Significant Customer Orders And Customer Spending Patterns.* During industry downturns, our customers may ask us to delay or even cancel the shipment of previously firm orders. Delays and cancellations may adversely affect our operating results in any particular quarter if we are unable to recognize revenue for particular sales in the quarter in which those sales were expected.

- *The Timing Of Product Shipments By Our Suppliers.* For the most part, we recognize sales upon the shipment of goods to our customers. Most of the equipment and some of the materials we sell are shipped by the principal directly to our customers, and we do not necessarily have any control over the timing of a particular shipment. If we are unable to recognize revenue for a particular sale in the quarter in which that sale was expected, our operating results in that particular quarter will be negatively affected.

- *The Timing Of New Product And Service Announcements By Our Suppliers And Their Competitors.* New product announcements by our suppliers and their competitors could cause our customers to delay a purchase or to decide to purchase products of one of our principal's competitors which would adversely affect our revenue and, therefore, our results of operations. New product announcements by others may make it necessary for us to reduce prices on our products or offer more service options, which could adversely impact operating margins and net income.

- *The Mix Of Products Sold And The Market Acceptance Of Our New Product Lines.* The mix of products we sell varies from period to period, and because margins vary amongst and/or within different product lines, this can adversely affect our results of operations. If we fail to sell our products that generate higher margins, our average gross margins may be lower than expected. If we fail to sell our new product lines, our revenue may be lower than expected.

- *General Global Economic Conditions Or Economic Conditions In A Particular Region.* When economic conditions in a region or worldwide worsen, customers may delay or cancel their orders. There may also be an increase in the time it takes to collect from our customers or even outright defaults in payments. This can negatively affect our cash flow and our results.

- *Costs We May Incur If We Become Involved In Future Litigation.* Litigation is often costly, and even if we are successful in defending or making any claim, the expenses incurred may significantly impact our results.

- *Charges to Earnings for Other Long Lived Assets.* As a result of our market capitalization being less than our shareholders' equity, we may be required to recognize an impairment charge in connection with the carrying value of our long-lived assets. This could negatively impact our results.

As a result of the factors listed above, our future operating results are difficult to predict. Further, we base our current and future expense plans in significant part on our expectations of our longer-term future revenue. As a result, we expect our expense levels to be relatively fixed in the short-run. A decline in revenue for a particular quarter may disproportionately affect our net income in that quarter. If our revenue is below our projections, then our operating results will also be below expectations and, as we have in the past, we may even have losses in the short-run. Any one of the factors listed above, or a combination thereof, could adversely affect our quarterly results of operations, and consequently may cause a decline in our share price.

We depend on sales to a relatively small number of customers for a significant portion of our revenue, and if any of our large customers were to stop or reduce their purchasing from us, this would materially and adversely affect our revenue.

A loss or a significant reduction or delay in sales to any of our major customers could materially and adversely affect our revenue. We depend on a small number of customers for a substantial portion of our revenue. In fiscal 2003, our top ten customers accounted for an aggregate of 42% of our sales. Although a ranking by revenue of our largest customers will vary from period to period, we expect that revenue from a relatively small number of customers will account for a substantial portion of our revenue in any accounting period for the foreseeable future. Consolidation in the semiconductor industry may result in increased customer concentration and the potential loss of customers as a result of acquisitions. Unless we diversify and expand our customer base, our future success will significantly depend upon certain factors which are not within our control, including:

- the timing and size of future purchase orders, if any, from our larger customers;
- the product requirements of our customers; and
- the financial and operational success of our customers.

If any of our largest customers were to stop or reduce their purchasing from us, our financial results could be adversely affected. In October 2002, FSI advised us of its decision to assume the direct distribution of its products in Europe (except Israel) and Asia; the effective date of the transition was March 1, 2003. This transition will mean that we can no longer sell these FSI products to our customers in these regions, which could result in the loss of some customers. Our world-wide revenue for FSI products for the year ended May 31, 2001 was 24.5% of revenues. Our revenues for FSI products and services in Europe and Asia were approximately $29.0 million and $26.9 million (12.5% and 11.4% of revenue) for the years ended May 31, 2002 and 2003, respectively. A significant decrease in sales to a major customer or the deferral or cancellation of any significant order would have a material adverse effect on our operating results.

Our sales cycle, particularly for equipment, is long and unpredictable, which could require us to incur high sales and marketing expenses with no assurance that a sale will result.

Sales cycles for some of our products, particularly equipment, can run as long as 12 to 18 months. As a result, we may not recognize revenue from efforts to sell particular products for extended periods of time, or at all. We believe that the length of the sales cycle may increase as some current and potential customers of our key suppliers centralize purchasing decisions into one decision-making entity. We expect this may intensify the evaluation process and require us to make additional sales and marketing expenditures with no assurance that a sale will result.

We have recently expanded our operations to include manufacturing, an activity with which we do not have significant experience. This new activity will require us to hire managers and employees with different skills from those of our existing employees and to develop systems to manage processes with which we have no prior experience.

We now manufacture, under license from the original equipment manufacturer, Varian sputtering (PVD) equipment, licensed from Novellus, and AG Associates rapid thermal processing (RTP) equipment, licensed from Mattson. Prior to our entry into what is commonly called the legacy equipment business, we did not manufacture any equipment. With our entry into this business, we have had to hire managers and other employees who have different skills from those of our existing employees. We have also had to install new systems to keep track of manufacturing inventories. As a consequence of our lack of experience, our newly initiated manufacturing activity may incur unanticipated costs, and we may not realize the gross margins that we planned to in making the necessary investments. In May 2002, we acquired certain assets of Advanced Stainless Technologies (AST), a Texas-based manufacturer of electro-polished stainless steel tubes and fittings. We had no prior experience of operating a plant such as AST's, and we may incur unexpected costs in connection with AST's business.

We have not yet developed a strategy to sell to our customers over the Internet, and if a competitor develops and implements an effective e-commerce strategy, we may lose some of our customers, which would have a negative impact on our results of operations.

Although we have begun efforts to develop an e-commerce strategy, we have not implemented a process to sell to our customers over the Internet. Because our suppliers grant us the right to sell their products only for specific territories and sales conducted over the Internet may occur anywhere around the globe, it is difficult to adopt e-commerce practices in our industry. If our suppliers decide to directly distribute their products over the Internet, if our competitors develop a successful strategy for engaging in e-commerce or if our customers require e-commerce capabilities which we are unable to provide, we may lose customers, which would have a negative impact on our revenue and on our operating results.

Risks related to our international operations.

Economic difficulties in countries in which we sell our products can lead to a decrease in demand for our products and impair our financial results.

The volatility of general economic conditions and fluctuations in currency exchange and interest rates can lead to decreased demand in countries in which we sell products. For example, in 1997 and 1998 many Asian countries experienced economic and financial difficulties. During this period, we experienced cancellation or delay of orders for our products from customers in Asia, which adversely affected our results of operations. Moreover, any economic, banking or currency difficulties experienced by countries in which we have sales may lead to economic instability in those countries. This in turn may result in the cancellation or delay of orders for our products from customers in those countries, thus adversely affecting our results of operations.

Most of our product sales are outside the United States, and currency fluctuations may impair our financial results.

While most of our international sales are denominated in United States dollars, some are denominated in various foreign currencies. To the extent that our sales and operating expenses are denominated in foreign currencies, our operating results may be adversely affected by changes in exchange rates. For example, in the second quarter of fiscal 2002, we recorded exchange losses of approximately $470,000. In fiscal 2003, approximately $449,000 of the foreign exchange loss pertained to the cost of hedging the Israel Shekel. The higher cost was primarily due to the difference in the interest rates between the United States dollar and Israel Shekel. Given the number of currencies involved, the substantial volatility of currency exchange rates, and our constantly changing currency exposures, we cannot predict the effect of exchange rate fluctuations on our future operating results. Although we engage in foreign currency hedging transactions from time to time, these hedging transactions can be costly, and, therefore, we do not attempt to cover all potential foreign currency exposures. These hedging techniques do not eliminate all of the effects of foreign currency fluctuations on anticipated revenue.

Risks related to investing in our common shares.

We are significantly controlled by FSI and Entegris, which may limit your ability to influence the outcome of director elections and other shareholder matters.

As of May 31, 2003, FSI owned 16.8%, and Entegris owned 12.4% of our outstanding shares. By virtue of their share ownership, FSI and Entegris can exercise significant voting control over Metron. As a result, each of these shareholders has significant influence over all matters requiring shareholder approval, including the election of directors, which may have the effect of delaying or preventing a third party from acquiring control over us.

Our share price is volatile.

The trading price of our common shares is subject to wide fluctuations in response to various factors, some of which are beyond our control, including factors discussed elsewhere in this report and the following:

- failure to meet our publicly-stated expectations or the published expectations of securities analysts for a given quarterly period;
- changes in financial estimates by securities analysts;
- changes in market values of comparable companies;
- stock market price and volume fluctuations, which are particularly common among securities of high technology companies;
- stock market price and volume fluctuations attributable to inconsistent trading volume levels;
- additions or departures of key personnel; and
- commencement of our involvement in litigation.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation may result in substantial costs and divert management's attention and resources, which may seriously harm our business.

Risks related to being a Dutch company.

Our Supervisory Board has the authority to issue shares without shareholder approval, which may make it more difficult for a third party to acquire us.

As a Netherlands "*Naamloze Vennootschap*," or N.V., we are subject to requirements not generally applicable to corporations organized in United States jurisdictions. Among other things, under Netherlands law, the issuance of shares of an N.V. must be approved by the shareholders unless the shareholders have delegated the authority to issue shares to another corporate body. Our articles of association provide that the shareholders have the authority to resolve to issue shares, common or preferred. The shareholders may designate the Company's Supervisory Board as the corporate body with the authority to adopt any resolution to issue shares, but this designation may not exceed a period of five years. Our articles also provide that as long as the Supervisory Board has the authority to adopt a resolution to issue shares, the shareholders will not have this authority. Pursuant to the Metron articles, the Supervisory Board has the authority to adopt resolutions to issue shares until five years from the November 19, 1999, deed of conversion from a B.V. to an N.V. and the related amendment of our articles of association. This authorization of the Supervisory Board may be renewed by the shareholders from time to time. As a result, our Supervisory Board currently has the authority to issue common and preferred shares without shareholder approval unless such approval is required under the terms of our Nasdaq listing agreement.

The issuance of preferred shares could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding shares of our share capital.

It may not be possible to enforce United States judgments against Netherlands corporations, directors and others.

Our articles provide that Metron has two separate boards of directors, a Managing Board and a Supervisory Board. A significant percentage of our assets are located outside the United States. Furthermore, judgments of United States courts, including judgments against us, our directors or our officers predicated on the civil liability provisions of the federal securities laws of the United States, are not directly enforceable in The Netherlands.

Provisions of our charter documents and Dutch law could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

Our articles of association and the applicable law of The Netherlands contain provisions that may be deemed to have anti-takeover effects. These provisions may delay, defer or prevent a takeover attempt that a shareholder might consider in the best interest of our shareholders. For example, our articles may be amended only pursuant to a proposal of the Supervisory Board followed by a resolution of a general meeting of shareholders. To amend our articles requires that at a general meeting of shareholders, (1) more than half of the issued share capital is represented and (2) the resolution to amend the articles is supported by a two-thirds majority of the valid votes cast. This supermajority voting requirement may have the effect of discouraging a third party from acquiring a majority of the outstanding Metron shares. In addition, these provisions could have a negative impact on our share price. Furthermore, some United States tax laws may discourage third parties from accumulating significant blocks of our common shares.

Special Note Regarding Forward-Looking Statements

Some of the statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Annual Report on Form 10-K are "forward-looking statements." These statements involve known and unknown risks, uncertainties, and other factors that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including the factors described under Item 1—Business—Risk Factors and elsewhere in this Annual Report on Form 10-K.

In some cases, you can identify forward-looking statements by terminology such as "expects," "anticipates," "intends," "may," "should," "plans," "believes," "seeks," "estimates," "could," "would" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We do not assume any obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences.

ITEM 2. PROPERTIES

Our corporate headquarters are located in San Jose, California. The head of our global materials division is based in Austin, Texas. We own our 30,000 square foot facility in Livingston, Scotland, 16,300 square foot facility in Glenrothes, Scotland and our 6,500 square foot facility in Almere, The

Netherlands. We also own an 18,000 square foot facility in Aschheim, Germany, which we are currently attempting to sell. In addition, we lease space for marketing and customer service and support purposes in 39 locations worldwide. We operate a Class 100 cleanroom facilities with and 560 square feet in Austin, Texas, a 9,900 square foot, class 1,000 cleanroom facility in Glenrothes, Scotland, and a 5,750 square foot, class 10,000 cleanroom facility in San Jose, California.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material pending legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of the fiscal year covered by this Annual Report on Form 10-K.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

The Company's common shares, 0.44 EUR par value per share, have been traded on the Nasdaq National Market (Nasdaq) under the symbol "MTCH" since our initial public offering on November 19, 1999. The following table sets forth the high and low sales prices, as reported by Nasdaq, for the periods indicated.

	High	Low
Fiscal 2002		
First Quarter	$ 7.95	$6.51
Second Quarter	7.24	6.28
Third Quarter	8.55	6.65
Fourth Quarter	11.05	8.65
Fiscal 2003		
First Quarter	$ 9.27	$2.84
Second Quarter	3.19	0.57
Third Quarter	2.17	1.10
Fourth Quarter	2.50	1.00

There were approximately 79 shareholder accounts of record on July 31, 2003.

Dividends

The Company has not paid dividends on its common shares.

Certain Dutch tax consequences of holding Metron common shares

General. The following is a summary of the material anticipated Dutch tax consequences of the holding of common shares in Metron Technology N.V. by non-Dutch resident individuals and corporate entities. This summary addresses only dividend withholding tax, personal income tax, corporate income tax, and gift and inheritance tax. It does not cover other taxes imposed by The Netherlands and/or its political subdivisions. Further this summary does not purport to be an exhaustive discussion or analysis of all relevant tax matters related to the holding of our common shares. In particular, this summary does not address the tax consequences under any non-Dutch tax laws, nor does it address the tax position of a holder of our common shares to which a special tax regime is applicable or any other special circumstances that may apply to any individual holder. Accordingly, a holder of our common shares should consult his, her or its own tax advisors regarding the tax consequences of the holding of our common shares. This summary is based on the tax laws of The Netherlands as in effect on July 31, 2003 and is subject to changes in such laws which changes may have retroactive effect. Metron expressly disclaims any responsibility to update this summary for changes in facts or laws occurring subsequent to the date of the filing of this Form 10-K.

This summary represents Metron's interpretation of existing Dutch tax law and, accordingly, no assurance can be given that the tax authorities or the courts in The Netherlands will agree with the summary below. This summary addresses the Dutch tax consequences to a holder of our common shares who or which neither is, nor is deemed to be, a resident of The Netherlands for purposes of the relevant tax laws (a "non-resident shareholder"). Under Dutch tax law, residence is determined both by reference to the relevant facts and circumstances and to several principles of law.

Taxation Regarding Dividends. To the extent that Metron distributes dividends, such dividends will, in principle, be subject to dividend withholding tax at a rate of 25%. For this purpose, dividends include, among other things, dividends in cash or in kind, deemed dividends, constructive dividends, repayments of paid-in capital not recognized for tax purposes and liquidation proceeds in excess of paid-in capital as recognized for tax purposes. Stock dividends are subject to dividend withholding tax unless distributed out of Metron's paid-in share premium as recognized for tax purposes. With respect to non-resident corporate shareholders, or shareholders that are treated as corporate taxpayers for tax purposes, which have a permanent establishment or permanent representative in The Netherlands to which the common shares are attributable, no withholding is required in connection with distributions to such shareholders, provided that The Netherlands participation exemption applies with respect to their respective holding of the common shares. A non-resident shareholder may be eligible for a reduction or a refund of dividend withholding tax pursuant to the EU Parent-Subsidiary Directive or a tax convention in effect between the country of residence of the non-resident shareholder and The Netherlands. The Netherlands has concluded such a convention with the United States, the Convention between the Kingdom of The Netherlands and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the "Treaty"), which became effective as of January 1, 1994. A holder of our common shares can claim the benefits of the Treaty only if such holder is a resident of the United States as defined in the Treaty and if such holder's entitlement to such benefits is not limited by the limitations on benefits provisions of Article 26 of the Treaty. Under the Treaty, dividends paid by Metron to a holder of our common shares who or which is entitled to the benefits of the Treaty, are generally eligible for a reduction of The Netherlands statutory rate of withholding tax of 25%, to 15%. The withholding tax rate will be reduced to 5% if the beneficial owner is a qualifying United States resident company that directly holds at least 10% of the voting power of Metron. The Treaty provides, under certain conditions, for a complete exemption for dividends received by exempt pension funds and exempt organizations.

No dividend withholding tax is due on any part of a dividend, that is considered excessive pursuant to a transitional regime effective as of January 1, 2001 through December 31, 2005 and which, under these transitional rules, gives rise to the additional corporate income tax, as described below.

The corporate income tax payable by Metron will be increased by 20% of the difference between the total amount of dividends paid in a calendar year and the highest of the following amounts:

- 4% of the market value of the issued share capital at the beginning of the calendar year;
- double the amount of the normal dividend, which is the average dividend paid in the three years preceding 2001, provided that there is a consistent policy;
- the profit for accounting purposes of the preceding financial year in accordance with the published (consolidated) annual accounts as amended in accordance with the statute.

The temporary additional corporate income tax is not levied to the extent that the total profit distributions during the period from January 1, 2001 up to and including December 31, 2005 are in excess of the balance of the assets, liabilities and provisions, calculated on the basis of fair market value, reduced by the paid-in capital at the end of the book year that ended prior to January 1, 2001.

The temporary additional corporate income tax will be decreased proportionally to the extent that the common shares have been held for a period of at least three years by shareholders that have an interest of at least 5% at the time of the dividend payment. A requirement is, however, that the relevant shareholder is a resident of The Netherlands, The Netherlands Antilles, Aruba, an EU-member state, or a jurisdiction that has concluded a tax treaty in respect of taxes on income and capital gains with The Netherlands.

The Netherlands has anti-avoidance legislation in order to counteract so-called "dividend stripping". Pursuant to this legislation, a reduction, or refund of dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner. The new legislation generally targets situations, commonly referred to as "dividend stripping", in which a shareholder retains its economic interest in shares, but tries to reduce the withholding tax cost on dividends by a transaction with another party that would be better positioned to claim a reduction or the refund of such withholding tax in the absence of these rules. The Dutch tax authorities will also apply the proposed definition of beneficial ownership in the context of a tax treaty in respect of taxes on income and capital gains.

Personal Income Tax And Corporate Income Tax. A non-resident shareholder will not be subject to personal income tax or corporate income tax with respect to dividends or capital gains derived from the common shares, provided that:

- the common shares are not attributable to (1) a business or part of a business of the shareholder that is in whole or in part carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in The Netherlands, which we refer to as a "Netherlands business", or to (2) a deemed "Netherlands business";
- the shareholder does not have a substantial interest or a deemed substantial interest in Metron, or in any of Metron's subsidiaries, or in the event that such shareholder is a corporate entity and does have such interest, it forms part of the business assets of such a shareholder.
- in the case of an individual shareholder, the dividends received from the common shares and capital gain realized in respect of a disposal of the common shares are not regarded, for personal income tax purposes, as "taxable income from one or more activities performed in The Netherlands not being activities that generate taxable profit or taxable wages" (*belastbaar resultaat uit overige werkzaamheden in Nederland*); and
- the shareholder is not an individual who has made an election to be treated as a resident of the Netherlands for personal income tax purposes.

In general terms, a substantial interest in the share capital of Metron does not exist if the non-resident shareholder, his/her spouse, registered partner, other persons sharing his/her household or certain of their relatives by blood or marriage in the direct line (including foster children), do not hold alone or together, directly or indirectly, the ownership of, or right to acquire, common shares representing 5% or more of the total issued and outstanding capital, or the issued and outstanding capital of any class of shares of Metron, or profit sharing rights representing an entitlement to at least 5% of the annual profit of Metron or of the proceeds upon the liquidation of Metron. The substantial interest tax rate for individuals is 25%. The maximum tax rate for corporate shareholders is 34.5%. A holder of common shares entitled to the benefits of the Treaty will generally be protected under the Treaty from taxation on income or capital gains derived from a substantial interest in the share capital of Metron.

Gift And Inheritance Tax. A gift or inheritance of our common shares from a holder of our common shares who is not a resident nor deemed to be a resident of The Netherlands, will not be subject to gift and inheritance tax, unless: (1) such shareholder, at the time of the gift has, or at the time of death had, a business or an interest in a business that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which business or part thereof, as the case may be, the common shares are or were attributable; or (2) in the case of a gift of the common shares by an individual who at the date of the gift was neither resident nor deemed to be resident of The Netherlands, such individual dies within 180 days after the date of the gift, while at the time of death being resident or deemed to be resident of The Netherlands.

HOLDERS OF MTNV SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE DUTCH TAX CONSEQUENCES TO SUCH SPECIFIC HOLDER OF THE HOLDING OF MTNV SHARES.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8—Financial Statements and Supplementary Data contained elsewhere in this Annual Report on Form 10-K. In March 2000, Metron Technology (United Kingdom) Ltd., a wholly owned subsidiary of the Company, acquired all the common shares of Shieldcare Ltd., a company incorporated in Scotland. In November 2000, the Company acquired all the common shares of Intec Technology (S) Pte. Ltd., a company incorporated in Singapore. Both these acquisitions have been accounted for as purchases. Accordingly, the Consolidated Statement of Operations Data includes the results of operations for our purchase acquisitions from the acquisition date. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year.

	Fiscal Year Ended May 31,				
	1999	2000	2001	2002	2003
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net revenue	$228,618	$337,551	$517,441	$232,240	$235,665
Operating income (loss)	$ (6,618)	$ 12,437	$ 23,746	$ (1,998)	$ (21,761)
Cumulative effect of change in accounting principle	$ —	$ —	$ (1,465)	$ —	$ —
Net income (loss)	$ (4,534)	$ 7,752	$ 11,510	$ (2,768)	$ (26,669)
Basic earnings (loss) per common share					
Before cumulative effect of change in accounting principle	$ (0.44)	$ 0.66	$ 0.98	$ (0.22)	$ (2.05)
Cumulative effect of change in accounting principle	$ —	$ —	$ (0.11)	$ —	$ —
Basic earnings (loss) per common share	$ (0.44)	$ 0.66	$ 0.87	$ (0.22)	$ (2.05)
Diluted earnings (loss) per common share					
Before cumulative effect of change in accounting principle	$ (0.44)	$ 0.60	$ 0.94	$ (0.22)	$ (2.05)
Cumulative effect of change in accounting principle	$ —	$ —	$ (0.11)	$ —	$ —
Diluted earnings (loss) per common share	$ (0.44)	$ 0.60	$ 0.83	$ (0.22)	$ (2.05)
Pro forma amounts assuming change in accounting principle is applied retroactively					
Net income (loss)	$ (5,308)	$ 6,193			
Basic earnings (loss) per common share	$ (0.51)	$ 0.53			
Diluted earnings (loss) per common share	$ (0.51)	$ 0.48			
Shares used for basic earnings (loss) per common share calculation	10,325	11,675	13,260	12,870	12,996
Shares used for diluted earnings (loss) per common share calculation	10,325	12,896	13,793	12,870	12,996

	As of May 31,				
	1999	2000	2001	2002	2003
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 10,601	$ 22,911	$ 27,769	$ 19,949	$ 12,179
Total assets	99,625	181,369	213,499	163,636	128,487
Long-term obligations	3,371	3,480	3,249	4,884	4,810
Total shareholders' equity	29,955	72,515	80,143	80,369	57,806

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations, except for the historical information, contains forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including the factors described under Item 1—Business—Risk Factors and elsewhere in this Annual Report on Form 10-K. You should not place undue reliance on these forward-looking statements as actual results could differ materially. We do not assume any obligation to publicly release the results of any revision or updates to these forward-looking statements to reflect future events or unanticipated occurrences. This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the related Notes, which are included elsewhere in this Annual Report on Form 10-K. This discussion of fiscal 2001, 2002 and 2003 refers to the fiscal years which ended on May 31 of each year.

Overview

Metron Technology N.V. is a holding company organized under the laws of The Netherlands. Through our various operating subsidiaries, we are a leading global provider of marketing, sales, service and support solutions to semiconductor materials and equipment suppliers and semiconductor manufacturers. We operate in Europe, Asia and the United States. We were founded in Europe in 1975 by our two corporate shareholders, who together owned approximately 29% of our shares as of May 31, 2003, and by certain of our former management. In 1995, we reorganized Metron to combine three Asian companies as a reorganization under common control, and purchased Transpacific Technology Corporation (TTC) and its subsidiaries. TTC was founded in California in 1982 as a semiconductor equipment manufacturers' representative company and expanded into the equipment distribution business in 1990. In July 1998, we acquired T.A. Kyser Co. (Kyser) in a transaction accounted for as a pooling of interests. Founded in 1977, Kyser markets and sells materials in nine states within the United States, principally to the semiconductor industry. In March 2000, we acquired Shieldcare Ltd., a company incorporated in Scotland, in a transaction accounted for as a purchase. Shieldcare is an authorized supplier of critical parts cleaning services to major OEM and device manufacturing companies worldwide. The company also operates as an authorized re-manufacturer of physical vapor deposition (PVD) equipment for a well-known supplier of automated systems for chemical vapor deposition (CVD). Effective November 17, 2000, we completed our acquisition of all the outstanding shares of Intec Technology (S) Pte. Ltd., a privately held company incorporated in Singapore. The transaction was accounted for as a purchase, and the results of operations of Intec have been included in our consolidated financial statements from December 1, 2000. Intec is a distributor of cleanroom products and a manufacturer of cleanroom garments, and Intec sells these products in Singapore and Malaysia. In March 2002, we purchased the AG Associates rapid thermal processing (RTP) products from Mattson Technology. In May 2002, we acquired certain assets of Advanced Stainless Technologies (AST), a small Texas-based manufacturer of electro-polished stainless steel tubing and fittings. The transaction has been accounted for as a purchase. In July 2003, we announced a non-binding letter of intent with Tokyo Electron Limited (TEL) that outlined the proposed transfer of the Eclipse physical vapor deposition line from TEL to Metron.

We derive our revenue from sales of materials, equipment, service and spare parts to the semiconductor industry, as well as from commissions on sales of equipment and materials. In general, we recognize revenue for most of an equipment sale and all other product sales upon the shipment of goods to customers. We defer the portion of our equipment revenue associated with our installation and warranty obligations, and, depending on the terms of the sale, we sometimes also defer a portion of the sales price attributable to the equipment. We recognize installation revenue, and any deferred equipment revenue, upon technical acceptance of the equipment by the customer's fab personnel, and we amortize the deferred warranty revenue over the applicable warranty period. We recognize service revenue in the periods the services are rendered to customers.

In each of our three fiscal years ended May 31, 2003, a majority of our revenue came from the sale of products from five or fewer of the semiconductor materials and equipment companies that we represent, who we refer to as our suppliers. In fiscal 2003, 10.8% of our total revenue was generated from the sale of products manufactured by FSI, 13.3% from the sale of products manufactured by Entegris and 15.9% from the sale of products manufactured by Cabot Microelectronics.

In addition to representing two of our largest sources of revenue, FSI and Entegris are also our two largest shareholders, holding 16.8% and 12.4%, respectively, of our outstanding shares as of May 31, 2003. Although the suppliers that comprise our largest sources of revenue may change from period to period, we expect that revenue from the sale of products of a relatively small number of suppliers will continue to account for a substantial portion of our revenue for at least the next five years.

During January 2001, the Company and Entegris, one of the Company's suppliers and shareholders, entered into an agreement to modify their existing distribution relationship. In February 2001, the Company entered into a transition agreement whereby Entegris assumed direct sales responsibility for products from its Microelectronics Group in Europe. In March 2001, the companies entered into a new distribution agreement, under which Metron will continue to distribute products from Entegris' Fluid Handling Group in all regions in Europe, Asia and parts of the United States covered under the previous distribution agreements. The new distribution agreement will be in effect until August 31, 2005. As consideration for modifying the distribution agreement, Entegris transferred to the Company 1,125,000 shares of Metron it owned which had a fair market value of $6.6 million, and made cash payments totaling $1.75 million over a 15-month period. The Company recorded a total gain of $8.4 million in other operating income on a straight-line basis from February 2001 until August 2002. Revenue from products distributed for the Microelectronics Group under the previous distribution agreement for the years ended May 31, 2001 and 2002 were $75.2 million and $4.3 million, respectively.

In August 2002, Cabot Microelectronics advised the Company of its decision to assume the direct distribution of its products in Europe and Singapore. The effective date of the transition was June 1, 2003. Metron will continue to market Cabot Microelectronics products in Israel. Revenue from the sale of products manufactured by Cabot Microelectronics excluding Israel was approximately $32.8 million, $31.8 million and $32.9 million for the years ended May 31, 2001, 2002 and 2003, respectively. In accordance with the distribution agreement, Cabot purchased the remaining inventory at the Company's carrying value at June 1, 2003.

In October 2002, the Company and FSI entered into a transition agreement, providing for the early termination of their distribution agreements in Europe and Asia. Pursuant to the agreement, effective March 1, 2003 (the closing date), FSI assumed direct sales, service and applications support and logistics responsibilities for its surface conditioning and microlithography products in Europe and Asia, except that the Company continued to take purchase orders for spare parts until April 15, 2003 in accordance with the terms of the distribution agreements, and the Company will continue to represent FSI products in Israel. The Company's revenues for FSI products and services in Europe and Asia were approximately $119.5 million, $29.0 million and $26.9 million for the years ended May 31, 2001, 2002 and 2003, respectively.

In October 2002, under the terms of the transition agreement, FSI advanced $3.0 million in cash to the Company. On the closing date, the advance was applied toward the repurchase by FSI of inventory and equipment that the Company purchased under the current distribution arrangement. As consideration, FSI agreed to pay to the Company an early termination fee of $2.75 million. Under the terms of the agreement FSI was required to surrender up to 1,154,000 of the Company's common shares owned by FSI with a maximum value of $2.75 million as a form of consideration for the termination fee.

On April 7, 2003, the transition of the distribution agreements with FSI was completed, and the Company recorded a total gain of $2.7 million. FSI transferred to the Company 567,105 common shares of the Company with a fair market value of $0.7 million, which is in addition to the $3.0 million cash advance that the Company received in October of 2002. As a result, FSI's ownership of the Company's outstanding common shares changed from approximately 20.5% to approximately 16.8%. Approximately 90 employees who were dedicated to sales, technical service and applications engineering activities related to the distribution of FSI products in Europe and Asia transferred to FSI.

	Year Ended May 31,		
	2001	2002	2003
	(in thousands)		
Net revenue			
Europe	$284,700	$125,235	$113,655
Asia	115,758	48,127	51,535
United States	116,983	58,878	70,475
Total net revenue	$517,441	$232,240	$235,665

	Year Ended May 31,		
	2001	2002	2003
	(percentage of net revenue)		
Net revenue			
Europe	55.0%	53.9%	48.2%
Asia	22.4	20.7	21.9
United States	22.6	25.4	29.9
Total net revenue	100.0%	100.0%	100.0%

We are organized into two worldwide operating divisions: equipment and materials. Our equipment division derives the majority of its revenue from the sale of capital equipment. The remainder of the division's revenue comes from service, which includes the installation, maintenance and repair of semiconductor equipment, spare part sales and commissions. With the acquisition of Shieldcare, and later of the AG Associates RTP products, we added new revenue categories; revenue from the cleaning of shields used in the manufacturing of semiconductors and revenue from the sale of legacy equipment that we manufacture ourselves. Our equipment sales represent products that support various production activities for the manufacture of semiconductors. The sales of the equipment division principally represent a small number of high-dollar value transactions. In the majority of cases where the equipment is externally sourced, i.e. is manufactured by one of our suppliers, the equipment is shipped directly to the customer by the manufacturer. As a result, our equipment sales are significantly affected by the pattern of capital spending by customers, the timing of customer orders, the timing of product shipments by the equipment manufacturer, and the timing of customer acceptances.

Our materials division derives the majority of its revenue from sales of materials and components. The remainder of the division's revenue comes from commissions. The materials and components we sell are used both in the production of semiconductors and in the building and maintenance of semiconductor equipment and manufacturing facilities. Materials include products such as wafer surface preparation materials, fluid-handling components such as fittings, valves and tubing, and disposable cleanroom clothing. Sales of these products tend to be less cyclical than sales of semiconductor equipment and generally offer higher gross margins than externally sourced equipment.

Critical Accounting Policies and Estimates

Metron's discussion and analysis of its financial condition and results of operations is based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, inventories, goodwill and income taxes. Metron bases its estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Together these form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition. We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* ("SAB101"). We have adopted specific and detailed guidelines for recognizing revenue. Nevertheless, certain judgments affect the application of our revenue policy. Most equipment sales are recorded as "multiple element" transactions in which the portion of the sale represented by the fair value of future installation and warranty services is deferred, and only the residual amount of the sale representing the equipment itself is recognized upon shipment to the customer. In certain circumstances, depending on the terms of the transaction, we also defer the entire transaction or a portion of the residual amount attributable to the equipment itself. The installation and warranty revenue we defer for each machine sold requires us to estimate the amount of time we expect it to take to install the equipment and to maintain the equipment during the warranty period. The estimated time is valued using the fair value of our service rates in each country. We review the adequacy of our estimates periodically and revise them as necessary. We recognize deferred installation revenue, and deferred equipment revenue, if any, when the customer accepts the equipment as production enabled in the fab. We recognize deferred warranty revenue ratably over the warranty period.

We continue to expand our capability to manufacture and rebuild certain legacy equipment (Legend Product Line) as we acquire rights to do so from OEMs that no longer intend to build the legacy equipment. Revenues from the sale of legacy equipment are recognized upon customer acceptance. To date, revenues from the sale of legacy equipment have not been significant.

Valuation accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimate is based on our historical experience and our current assessment of the credit-worthiness of specific customers. The reserves are re-evaluated and adjusted at each balance sheet date as additional information is received that impacts the amount reserved.

The Company values its inventory at the lower of cost or market. The Company analyzes the composition of its inventory and identifies and evaluates slow-moving inventory to determine if reserves are required. Estimated required reserves are based on past usage and on assumptions about future demand and market conditions.

Goodwill. As a result of some of our business acquisitions, we had as of May 31, 2002, approximately $8.3 million in goodwill remaining after amortizing $1.2 million and $1.3 million of goodwill during fiscal 2001 and 2002, respectively. With the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* as of June 1, 2002, goodwill was not amortized during fiscal 2003. In lieu of amortization, we were required to perform an impairment review of our goodwill. Under the transition provisions of SFAS 142, the Company performed an assessment to determine if there was an indication that goodwill was impaired as of the date of adoption. Additionally, as a result of the Company's restructuring activities and an agreement providing for the early termination of the FSI distribution agreement as described in note 6 to the Company's Consolidated Financial Statements, the Company performed an interim assessment of the carrying value of goodwill during its second quarter ended November 30, 2002. The result of both assessments indicated that the carrying value of the Company's goodwill was not impaired.

However, the Company's market capitalization (share price quoted on NASDAQ multiplied by common shares outstanding) had been below its net book value (NBV) since July 2002, and was substantially below NBV throughout the eight-month period ended February 2003. As a result, the comparison for estimates of the fair value of the Company's assets and liabilities to the lower market capitalization indicated that the Company's carrying value of goodwill had been completely impaired. Accordingly, the Company charged $8.3 million, the entire carrying value of goodwill, to the Company's statement of operations during its third quarter of fiscal 2003.

Income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process may result in the recording of deferred tax assets which represent temporary differences between the tax bases of assets and liabilities and financial statement amounts reported by each subsidiary, as well as operating loss and tax credit carryforwards. At each balance sheet date, we assess the recoverability of deferred tax assets based on our ability to carryback the temporary differences to recover taxes previously paid, if any, or our ability to generate sufficient future taxable income in the relevant tax jurisdiction. If we determine the recoverability of the deferred tax asset is in doubt, we record a valuation allowance. We regularly update our estimate of future taxable income in each jurisdiction, and these updates can result in changes in the valuation allowance. At May 31, 2003, we provided a valuation allowance for all of our deferred tax assets.

Results of Operations

During the fourth quarter of fiscal 1999, the semiconductor industry began to recover from the slowdown that began in the second half of 1996. The recovery continued through fiscal 2001, and we returned to profitability. However, in the fourth quarter of fiscal 2001, we began to experience order cancellations, delays in booking new orders and delays in shipping orders to customers, all of which contributed to the significant reduction in our revenue in fiscal 2002. This directly affected the sales of semiconductor capital equipment and the sales of materials. As a result of the decline in revenue, we recorded operating losses during the second and third quarters of fiscal 2002. While operations were slightly positive in our fourth quarter, we experienced an operating loss for fiscal 2002 as a whole. We believe that, despite short-term slowdowns, the semiconductor industry has long-term growth opportunities. As a result, we believed we must maintain our infrastructure, even during periodic slowdowns, in order to continue to serve our customers and to be in a position to take advantage of long-term growth opportunities. Consequently, we did not reduce our operating expenses in the first and second quarters of fiscal 2003. However, we continued to incur operating losses during fiscal 2003. As a result, we announced in October 2002 plans to reduce our employees by approximately 125 in addition to the approximately 90 employees we expected to be transferred to FSI as part of the termination of our distribution agreement with FSI. As of May 31, 2003, we had terminated 125 employees, and, on March 1, 2003, we transferred 93 employees to FSI. We expect that revenue for the first quarter of fiscal 2004 will be less than our revenue for the fourth quarter of fiscal 2003.

The following table summarizes our historical results of operations as a percentage of net revenue for the fiscal years indicated. The historical financial data for fiscal 2001, 2002 and 2003 were derived from, and should be read in conjunction with, our audited Consolidated Financial Statements and the related Notes included elsewhere in this Annual Report on Form 10-K.

	Fiscal Year Ended May 31,		
	2001	2002	2003
Net revenue	100.0%	100.0%	100.0%
Cost of revenue	82.2	80.3	81.2
Gross margin	17.8	19.7	18.8
Selling, general, administrative and other expenses	13.4	22.6	23.8
Research, development and engineering	—	—	0.2
Restructuring costs	—	0.5	2.2
Goodwill impairment	—	—	3.5
Other operating income, net of associated costs	0.3	2.5	1.7
Operating margin (loss)	4.7%	(0.9)%	(9.2)%

The following table shows our materials division and equipment division revenue as a percent of net revenue, together with the related gross margins:

	Fiscal Year Ended May 31,		
	2001	2002	2003
Net revenue			
Equipment division	50.7%	46.3%	47.7%
Materials division	49.3	53.7	52.3
Gross margins			
Equipment division	14.8%	19.9%	17.6%
Materials division	20.8	19.5	19.8

Net Revenue

Equipment division. The equipment division's net revenue in fiscal 2003 was $112.3 million, up $4.7 million or 4.4% from fiscal 2002. While fiscal 2003 revenues were slightly improved over fiscal 2002, the continued downturn of the semiconductor capital equipment market sector caused lower revenue levels for the two-year period than were achieved during fiscal 2001. Geographically, during fiscal 2003, equipment revenues in the United States increased by over 80%, which more than offset the revenue decline in both Europe and Asia. For fiscal 2002, revenue was $107.6 million, down $154.6 million, or 59.0%, from $262.2 million in fiscal 2001. In the fourth quarter of fiscal 2001 we began to experience a severe slowdown, which has continued through fiscal 2003. Consequently, this resulted in significantly lower division revenues in all geographic regions for fiscal 2002 when compared with fiscal 2001. Our fiscal 2001 equipment division revenue was up $92.8 million, or 54.8%, from $169.4 million in fiscal 2000. Equipment division revenue grew during fiscal 2001 in all geographic regions, with particularly strong growth in Europe and the United States.

Materials division. In fiscal 2003, the materials division revenue was $123.4 million, a $1.2 million or 1.0% decrease from the $124.6 million of revenue for fiscal 2002. As with the equipment division, the materials division experienced a severe slowdown beginning with our fourth quarter of fiscal 2001, which has continued through fiscal 2003. Fiscal 2003 revenues increased significantly in Asia and were slightly higher in the United States, however, revenues in Europe continued to decline. The materials division's net revenue in fiscal 2002 was $124.6 million, down $130.6 million, or 51.2%, from $255.2 million in fiscal 2001. Despite a 26% sequential increase in revenues in the fourth quarter of fiscal 2002, which were only 1.4% below the revenues reported in the first quarter, for fiscal 2002 as a whole, we experienced significant revenue reductions in all geographic regions, particularly in Europe. The materials division's net revenue in fiscal 2001 was up $87.0 million, or 51.8%, from $168.2 million in fiscal 2000.

Gross Margins

Equipment division. Gross margins for fiscal 2003 decreased 230 basis points to 17.6% for the equipment division when compared to fiscal 2002. While spare parts and parts cleaning margins improved, lower division margins were primarily caused by higher service costs partly due to the FSI termination agreement and partly as the result of our restructuring activities. Gross margins in Asia increased but decreases in Europe and the United States contributed to the overall decline. In fiscal 2002, gross margins increased by 490 basis points. Division margins improved in all revenue categories for fiscal 2002, with the majority of the increase coming from service and spare parts. Service margins improved as a result of the recognition of installation revenues deferred from earlier periods. Commissions also contributed to the margin improvement because they represented a higher proportion of division revenue in fiscal 2002 than in fiscal 2001. Equipment division gross margins for fiscal 2001 declined by 80 basis points when compared to fiscal 2000. The decline was due primarily to the smaller proportion of sales represented by spare parts revenues in fiscal 2001 and to the start-up costs of new parts cleaning facilities in Israel and Singapore.

Materials division. During fiscal 2003, gross margins for the materials division slightly increased by 30 basis points to 19.8% when compared to fiscal 2002. The gross margin growth in materials products were mostly offset with higher warehousing costs and lower material commission revenue. Gross margins in the materials division declined 110 basis points in fiscal 2002. While product margins remained essentially flat, warehousing costs increased on a relative basis, which, coupled with a reduction in commission revenue, resulted in lower overall margins. Gross margins in the materials division in fiscal 2001 were essentially unchanged from fiscal 2000.

Selling, general, administrative and other (SG&A) expenses. In fiscal 2003, SG&A expenses increased $3.7 million to $56.1 million or 7.0% when compared with fiscal 2002. SG&A expenses in fiscal 2002 were $52.4 million, down $17.2 million, or 24.7%, from fiscal 2001. SG&A expenses in fiscal 2001 were $69.6 million, up $20.6 million, or 42.1%, from fiscal 2000. Our acquisition of Intec accounted for $0.9 million and $0.5 million of SG&A in fiscal 2001 and 2002, respectively.

SG&A expenses consist principally of salaries and other employment-related costs, occupancy costs, travel and entertainment, communications and computer-related expense, trade show and professional services, and depreciation. In fiscal 2001 and 2002, SG&A also included the amortization of acquisition goodwill, however, with the adoption of FAS 142 on June 1, 2003, goodwill is no longer amortized to the income statement. Our SG&A expenses are a function principally of our total headcount. Almost 60% of our operating expenses consist of salaries and other employment-related costs.

The increase in SG&A expense in fiscal 2003 was primarily due to under-utilized facilities and personnel costs. The under utilized facilities were the result of our restructuring program, and were not abandoned until late in our fourth quarter. In addition, we retained FSI sales and service personnel until the end of our third quarter, in accordance with the terms of the transition agreement for terminating our distribution agreement with FSI. The decrease in SG&A expense in fiscal 2002 was due principally to lower personnel expenses amounting to $11.5 million, which includes incentive plans and bonuses, and lower travel and entertainment expense amounting to $2.5 million. In the fourth quarter, we succeeded in substantially reducing the amount of receivables that were over 90 days. Consequently, we reduced our provision for doubtful accounts by $1.1 million. The increase in SG&A expenses in fiscal 2001 was primarily due to increases in headcount, travel and incentive plan expense. In addition, in fiscal 2001, we increased our allowance for doubtful accounts as a result of the increase in the level of our accounts receivable, the proportion of our accounts receivable which were not being paid in accordance with agreed terms and the deteriorating short-term outlook for the industry.

Restructuring costs. During fiscal 2003, as a result of continuing slow industry conditions, the Company announced plans to reduce the number of its employees by approximately 125 in addition to the 93 employees that were transferred to FSI. The restructure cost of terminating these individuals amounted to $3.0 million. Additionally, the Company incurred approximately $2.2 million of restructuring costs pertaining to the cost of the abandonment of certain leased facilities within both the equipment and materials segments which expire through 2014. The total number of employees terminated during the year was 125 people. The equipment division reduced its headcount by 69 employees, the materials division terminated 14 employees, and 42 terminated employees were part of finance and administration. In estimating the accrual for abandoned leased facilities, the Company assumed it could sublease the facilities in the future. These assumptions will be updated periodically and additional adjustments may be required.

Restructuring costs of $1.1 million incurred during fiscal 2002 were comprised of termination costs of $0.7 million and abandonment of a lease amounting to $0.4 million. During fiscal 2002, the termination costs pertained to a reduction in headcount totaling 56 employees, 27 of whom worked in the equipment division, 17 in the materials division and 12 in finance and administration.

We expect to incur additional restructuring costs for personnel and facilities during our first quarter of fiscal 2004 amounting to approximately $1.0 million to $1.3 million.

Goodwill impairment. The Company's market capitalization (share price quoted on Nasdaq multiplied by common shares outstanding) has been below net book value (NBV) since July 2002, and was substantially below NBV for the eight-month period ended February 28, 2003. The comparison for estimates of the fair value of the Company's assets and liabilities to the lower market capitalization indicated that the Company's carrying value of goodwill was fully impaired. Accordingly, the Company charged $8.3 million of goodwill, the entire carrying value, to the Company's statement of operations during our third quarter of fiscal 2003.

Other Operating Income, Net of Associated Costs. Other operating income for fiscal 2001 and 2002 represented a portion of the total gain of $8.4 million from the modification of Metron's distribution agreement with Entegris. In fiscal 2003, other operating income comprised of $1.3 million for the remainder of the Entegris gain, and a net gain of $2.7 million that resulted from the early termination of the Company's distribution agreement with FSI.

During January 2001, the Company and Entegris, one of the Company's suppliers and shareholders, entered into an agreement to modify their existing distribution relationship. In February 2001, the Company entered into a transition agreement whereby Entegris assumed direct sales responsibility for products from its Microelectronics Group in Europe. In March 2001, the companies entered into a new distribution agreement, under which Metron will continue to distribute products from Entegris' Fluid Handling Group in all regions in Europe, Asia and parts of the United States covered under the previous distribution agreements. The new distribution agreement will be in effect until August 31, 2005. As consideration for modifying the distribution agreement, Entegris transferred to the Company 1,125,000 shares of Metron it owned which had a fair market value of $6.6 million, and made cash payments totaling $1.75 million over a 15-month period. The Company recorded a total gain of $8.4 million in other operating income on a straight-line basis from February 2001 until August 2002.

In October 2002, the Company and FSI, one of the Company's suppliers and shareholders, entered into a transition agreement providing for the early termination of their distribution agreements in Europe and Asia. Pursuant to the agreement, effective March 1, 2003 (the closing date), FSI assumed direct sales, service and applications support and logistics responsibilities for its surface conditioning and microlithography products in Europe and Asia, except that the Company continued to take purchase orders for spare parts until April 15, 2003 in accordance with the terms of the distribution agreements, while the Company will continue to represent FSI products in Israel. Our world-wide revenue for FSI products for the year ended May 31, 2001 was 24.5% of revenues. Our revenues for FSI products and services in Europe and Asia were approximately $29.0 million and $26.9 million (12.5% and 11.4% of revenue) for the years ended May 31, 2002 and 2003, respectively.

Under the terms of the transition agreement, during the second quarter of fiscal 2003, FSI advanced $3.0 million in cash to the Company. On the closing date, the advance was applied toward the repurchase by FSI of inventory and equipment that the Company purchased under the current distribution arrangement. As consideration, FSI agreed to pay to the Company an early termination fee of $2.75 million. The agreement required FSI to surrender up to 1,154,000 of the Company's common shares owned by FSI with a maximum value of $2.75 million as a form of consideration for the termination fee.

On April 7, 2003, the transition of the distribution agreements with FSI was completed. The Company recorded a total gain of $2.7 million for the termination of the FSI distribution agreement. FSI transferred to the Company 567,105 common shares of the Company with a fair market value of $0.7 million, which is in addition to the $3.0 million cash advance that the Company received in October of 2002. As a result, FSI's ownership of the Company's outstanding common shares was reduced from approximately 20.5% to approximately 16.8%. 93 employees who were dedicated to sales, technical service and applications engineering activities related to the distribution of FSI products in Europe and Asia transferred to FSI.

Equity in net income (loss) of joint ventures. During fiscal 2001 and 2002, we incurred losses from both of our equity interests in our joint venture investments with Metron Atkins Partnership Limited (MAP) and AST. During the fourth quarter of fiscal 2002, the Company acquired certain assets of AST. Accordingly, the fiscal 2003 income pertains to our share of MAP's net income.

Loss From Impairment of Investment. During fiscal 2002, we recorded a loss of $1.1 million for an estimated "other than temporary" impairment in the value of our investments in AST and Abeto GmbH (Abeto). $0.4 million of the loss was recorded against our equity investment in AST. The remainder of the loss pertained to Abeto, an investment we made in May 2000. Abeto was established in September 1999 as a spin-off from Infineon Technologies AG to provide outsource services in the reclaim and refurbishment of packaging materials for the semiconductor industry. During the fourth quarter of fiscal 2002, we assessed Abeto's ability to continue as a going concern without additional financial support, and in the fourth quarter, as a result of our assessment, we recorded an impairment loss of $0.7 million.

Other Expense, net. The following table summarizes the components of other income (expense).

	Year Ended May 31,		
	2001	2002	2003
	(in thousands)		
Foreign exchange loss	$ (877)	$ (197)	$ (719)
Interest income	867	397	109
Interest expense	(1,341)	(1,323)	(1,073)
Other income	468	269	289
Other expense, net	$ (883)	$ (854)	$(1,394)

We engage in limited hedging activities to reduce our exposure to exchange risks arising from fluctuations in foreign currency, but because hedging activities can be costly, we do not attempt to cover all potential foreign currency exposures. During the three-year period ended May 31, 2003, we entered into contracts to hedge firm purchase commitments, to hedge the maturities of foreign currency denominated liabilities with foreign currency denominated assets and to hedge differences existing between foreign currency assets and liabilities. The currencies in which we purchase forward exchange contracts have numerous market makers to provide ample depth and liquidity for our hedging activities. In the third quarter of fiscal 2001, we had an exchange loss of $544,000, which was primarily the result of the sudden and significant appreciation of the Euro against the United States dollar in December 2000. During fiscal 2003, approximately $449,000 of the foreign exchange loss pertained to the cost of hedging the Israel Shekel. The higher cost was primarily due to the difference in the interest rates between the United States dollar and Israel Shekel.

Interest income represents primarily earnings on our available cash balances. The decrease in our interest income in fiscal years 2002 and 2003 is a result of lower average cash balances and of declining interest rates. Interest income for fiscal 2001 was primarily from the short-term investment of our initial public offering proceeds that remained after the utilization for acquisitions and capital expenditures.

Interest expense represents the interest costs for our borrowing facilities and long-term debt. Interest expense in fiscal 2001 represented a higher borrowing base to support working capital requirements associated with higher revenues. The decrease of interest expense in fiscal 2002 was primarily due to lower amount available from our credit facilities, and lower interest rates. The reduction of interest expense in fiscal 2003 results primarily from lower utilization of the credit facilities.

Other income for fiscal 2001, 2002 and 2003 consisted of various miscellaneous non-operating income.

Provision for Income Taxes. In fiscal 2003, our effective income tax rate was 15.3%. We established a valuation allowance for all the deferred tax assets during fiscal 2003, due to the uncertainty of our ability to generate sufficient taxable income to realize net deferred tax assets. In fiscal 2002, our effective income tax rate was a benefit of 31.9%. The effective rate was lower than The Netherlands' statutory tax rate of 35%, primarily because of non-deductible losses in Asia, and tax losses in Asia for which we recorded a valuation allowance, which eliminates any benefit to our effective tax rate. In fiscal 2001, our effective income rate was 42.8%. The effective rate was higher than The Netherlands' statutory tax rate of 35%, primarily because of higher tax rates in countries other than The Netherlands where we do business and non-deductible losses in Asia.

Liquidity and Capital Resources

We define liquidity as our ability to generate resources to pay our current obligations and to finance our growth during periods of business expansion. Our principal requirement for capital is for working capital to finance receivables and inventories, and to a lesser extent to fund major capital expenditures such as parts cleaning facilities.

For the past three fiscal years, our principal sources of liquidity were cash flow from operations and bank borrowings. Our working capital, current assets less current liabilities, at May 31, 2003 was $36.8 million, compared to $50.1 million at May 31, 2002. Our current ratio, current assets divided by current liabilities, was 1.6 at both May 31, 2003 and 2002.

Operating Activities.

Cash flows generated by operating activities in fiscal 2003 were $0.3 million, which represents a $1.5 million decline from fiscal 2002. Our net loss plus non-cash items included in net loss totaled $(9.9) million, a decrease of $5.8 million from fiscal 2002. Changes in assets and liabilities due to a decrease in receivables, the reduction of inventories, partially offset by the reductions in payables and deferred revenue generated $10.2 million in cash, which offset the net loss plus non-cash items.

Cash flows generated by operating activities in fiscal 2002 were $1.7 million, which represents a $3.4 million decline from fiscal 2001. Our net loss plus non-cash items included in net loss totaled $(4.2) million in fiscal 2002, a decrease of $22.1 million from fiscal 2001. Changes in assets and liabilities due to a substantial decrease in receivables, the reduction of inventories, partially offset by the reductions in payables generated $5.9 million in cash. The cash generated by changes in assets and liabilities more than offset the net loss plus non-cash items.

Cash flows generated by operating activities in fiscal 2001 were $5.1 million, which represents a $10.9 million improvement from fiscal 2000. Net income plus non-cash items included in net income totaled $17.9 million in fiscal 2001, an increase of $6.6 million from fiscal 2000. Changes in assets and liabilities absorbed $12.8 million in fiscal 2001; changes in receivables and inventories offset by increases in payables absorbed $29.1 million, reflecting higher sales in fiscal 2001 and the fact that our customers generally did not pay us as promptly as we are required to pay our suppliers.

Investing Activities.

Our capital expenditures for property, plant and equipment totaled $3.2 million for fiscal 2003, down from $12.2 million for the same period in fiscal 2002. We spent approximately $1.1 million on our new operations management information system, $0.8 million purchased additional computer equipment, while the remaining amounts bought furniture, fixtures, and leasehold improvements. We estimate that our total capital expenditures in fiscal 2004 will be approximately $1.5 million, of which $1.0 million pertains to our new operations management information system. To date, we have invested $8.8 million in the new system, and we estimate the total cost will be $12.0 to $15.0 million over the next 24 months.

Our capital expenditures for property, plant and equipment totaled $9.6 million for fiscal 2001, up from $3.5 million for the same period in fiscal 2000. We spent approximately $4.4 million in fiscal 2001 to build our new parts cleaning facilities in Singapore and Israel, and we invested $2.6 million in our new operations management information system. We invested $1.0 million for an approximately 20% interest in AST.

Financing Activities.

Equity. During fiscal years 2003, 2002 and 2001, we received $0.3 million, $1.0 million, and 1.4 million, respectively from employees for the purchase of approximately 134,000, 76,000, and 80,000 common shares through our employee stock purchase plan, and approximately 17,000, 160,000, and 171,000 common shares from the exercise of stock options.

Debt. For fiscal 2003, we paid down $6.3 million of the amounts we had borrowed on our credit facilities. In fiscal 2002, we increased our long-term debt by $1.5 million in exchange for the assets acquired from AST. In fiscal 2001, we increased our credit facilities to keep pace with increased revenues, and increased our short-term borrowings by $6.2 million.

Current and future position. As of May 31, 2003, we had $12.2 million of cash and cash equivalents and $13.1 million of short-term borrowings under our various lines of credit. We believe that our available cash resources, which comprise cash and cash equivalents (including the net proceeds from our August 2003 issuance of $7.0 million of convertible debentures due 2007), amounts available under our credit facilities (giving effect to the July 2003 renewal of our $3.8 million Royal Bank of Scotland facility and the August 2003 reduction in availability under our Compass Bank facility to $4.0 million as discussed below) and anticipated cash from operations, will be sufficient to meet our anticipated cash requirements through fiscal 2004. However, if our revenues are lower or our expenses are higher than anticipated, or if inventory, accounts receivable or other assets require a greater use of cash than anticipated, our available cash resources, including amounts available under our credit facilities, may not be sufficient for our cash requirements. Further, existing and potential customers and vendors may take actions that could harm our liquidity position if they believe that our cash balances are not adequate. In addition, if revenues increase materially, we may need to raise additional cash resources from external sources to permit us to conduct our operations in the ordinary course of business through fiscal 2004. We also intend to seek additional financing during fiscal 2004 to meet our anticipated cash requirements for fiscal 2005 and beyond.

Certain of our credit facilities contain financial covenants that require us to meet and maintain certain financial tests. At May 31, 2003, we were in violation of covenants under our Compass Bank facility, for which we obtained a waiver. In August 2003, Compass Bank agreed to extend the facility with a reduced availability of $4.0 million through mid-November 2003. As part of this extension, Compass Bank modified the covenants of which we were in violation, and we made a payment of $3.0 million to Compass Bank from the proceeds of our August 2003 issuance of $7.0 million principal amount of convertible debentures due 2007. Unless Compass Bank agrees to a further extension of the facility, the outstanding balance of the facility must be repaid in mid-November 2003. We intend to pursue discussions with alternative lenders to replace the Compass Bank facility prior to mid-November 2003. However, while we believe that we will be able to enter into a credit facility with another lender to replace the Compass Bank facility and that we will have sufficient cash resources to repay the Compass Bank facility when due if necessary, we cannot assure you that the Compass Bank facility or an alternative credit facility will be available to us after mid-November 2003 on favorable terms, or at all.

We intend to pursue discussions with our lenders to further waive, modify or, possibly, eliminate, certain financial covenants in our credit facilities and to pursue discussions with additional lenders that may not require such financial covenants. However, we cannot give any assurance that the lenders will agree to modify or eliminate such covenants or that we will be able to enter into arrangements with additional or alternative lenders that do not require such covenants. While we anticipate that we will be able to comply with covenants in our credit facilities, we cannot give any assurance that we can comply with the covenants of our existing credit facilities. A breach of a covenant in a credit facility could result in the lender demanding repayment of all or part of our indebtedness, could impair our ability to obtain additional access to our current or alternate credit facilities and could result in a cross-default under our convertible debentures.

While we believe that our current lines of credit (other than the Compass Bank facility) will continue to be available to us through fiscal 2004, all of our lines of credit are payable on demand or subject to periodic, generally annual, review. Given recent developments in our business and industry, we cannot give any assurance that our lenders will agree to continue to make our credit facilities available to us, or that new lenders will agree to make credit facilities available to us, on terms or in amounts acceptable to us, or at all.

Any failure to retain our existing credit facilities or enter into replacement facilities may impair our ability to fund our current operations and achieve our longer-term business objectives. If our significant credit facility lenders demand repayment of all or a significant portion of our indebtedness after the end of fiscal 2004, we may not have the cash resources necessary to repay such indebtedness when due.

We cannot give any assurance that financing will be available when needed on terms acceptable to the Company, or at all. If we determine that we need to issue additional equity securities or debt securities convertible into equity to address our need for cash resources, the issuance of additional equity securities or debt securities convertible into equity is likely to result in significant dilution to our existing shareholders, and the new equity securities or debt securities may have rights, preferences and privileges that are senior to those of our existing common shares. It may be necessary to raise additional funds through strategic transactions, in which event we may cease conducting or relinquish rights to a portion of our current business. Strategic transactions may not be available on terms that are favorable to us from a longer-term perspective.

In addition to our intent to raise capital to fund our operations, we may need to raise additional capital through public or private sales of equity and/or additional borrowings for significant acquisitions, significant capital expenditures or other extraordinary transactions. If we cannot raise additional funds, if needed, on acceptable terms, we may not be able to develop our business, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, all of which could seriously harm our business and results of operations.

In addition to the liquidity issues associated with our need for capital from external sources, our ability to generate our anticipated cash flow from operations is subject to the risks and uncertainties discussed under Part I—Risks Related to Metron. These risks include, in particular, our dependence upon a few key suppliers and a relatively small number of customers for a majority of our revenue, variations in the amount of time it takes for us to sell our products and collect accounts receivable and in the timing of customer orders and risks associated with the semiconductor industry and its periodic downturns.

Our forecast of the period of time through which our financial resources are expected to be adequate to support our operations is a forward-looking statement. This statement involves known and unknown risks, uncertainties and other factors that may cause our, or our industry's, actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These factors are discussed under Part I—Item 1, Business—Risk Factors—Risks Related to Metron and elsewhere in this Report on Form 10-K.

The following table summarizes our contractual cash obligations as of May 31, 2003. Additionally, we issued $7.0 million of convertible debentures in August 2003, which are not reflected in the table.

Contractual Obligations and Commercial Commitments	Payments Due By Period				
	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
	(Dollars in thousands)				
Long-term debt including current portion	$ 1,813	$ 151	$1,074	$ 588	$ —
Short-term borrowing obligations	13,110	13,110	—	—	—
Operating lease obligations	20,323	5,095	8,095	4,286	2,847
Commercial commitments	26,856	26,856	—	—	—
Other long-term liabilities	2,338	170	527	—	1,641
Total contractual obligations and commercial commitments for cash	$64,440	$45,382	$9,696	$4,874	$4,488

Transactions with related parties:

Two of Metron's shareholders, FSI and Entegris, owned approximately 16.8%, and 12.4%, respectively, of the outstanding shares of the Company as of May 31, 2003. The Company purchases goods from these shareholders and their subsidiaries for resale in the normal course of business under terms and conditions similar to those with unrelated vendors. For the years ended May 31, 2001, 2002 and 2003, such purchases totaled approximately $191.4 million, $24.4 million and $31.9 million, respectively. Sales to these shareholders during fiscal 2003 were $2.8 million. At May 31, 2002 and 2003, amounts payable to these affiliates were $5.8 million and $8.7 million, respectively. At May 31, 2002 and 2003, amounts receivable from these affiliates were $0.2 million and $0.9 million, respectively.

In July 1995, an officer/Managing Director of Metron entered into a Tax Indemnification Agreement (TIA) with the Company as part of its acquisition of Transpacific Technology Corporation. At the time of the acquisition and until it completed its initial public offering in November 1999, Metron was a "controlled foreign corporation" under Subpart F of the US Internal Revenue Code (Subpart F), and as a "US person" the officer/director was liable for personal income tax on income imputed to him under Subpart F. Under the agreement, the Company has provided cash advances for taxes due for Subpart F income that totaled $0.3 million. Under the TIA, the officer/Managing Director is required to repay these advances only to the extent that he benefits from the increase in the tax basis of his holding of Metron stock. Accordingly, in fiscal 2001, the Company recorded a reserve of $0.2 million against these advances. Repayment of a portion of the advances is required beginning with the first sale of shares owned by the officer/director.

In conjunction with the acquisition of Kyser, we assumed a note from a shareholder for the purchase of retired treasury shares. The note had an annual interest rate of 6.65% and was paid in July 2002.

Bank Borrowing Facilities

The following table summarizes our material borrowing facilities and most recent interest rates as of May 31, 2003:

Lender	U.S. $ Equivalent Facility Amount	Amount Currently Outstanding	Amount Available	Recent Interest Rate
		(Dollars in thousands)		
Compass Bank	$ 7,000	$ 5,350	$1,650	3.8%
Royal Bank of Scotland	4,130	3,873	257	5.5%
Deutsche Bank	2,971	1,256	1,715	3% to 8.5%
Bank Leumi	1,530	996	534	2.1%
HSBC	2,000	770	1,230	5.8%
All Others	2,849	865	1,984	3.7 to 9.8%
Total	$20,480	$13,110	$7,370	

Effect of Currency Exchange Rate Fluctuations and Exchange Rate Risk Management

A significant portion of our business is conducted outside of the United States through our foreign subsidiaries. While most of our international sales are denominated in United States dollars, some are denominated in various foreign currencies. To the extent that our sales and operating expenses are denominated in foreign currencies, our operating results may be adversely affected by changes in exchange rates. Owing to the number of currencies involved, the substantial volatility of currency exchange rates, and our constantly changing currency exposures, we cannot predict the effect of exchange rate fluctuations on our future operating results. Although we engage in foreign currency hedging transactions from time to time, these hedging transactions can be costly, and therefore, we do not attempt to cover all potential foreign currency exposures. These hedging techniques do not eliminate all of the effects of foreign currency fluctuations on anticipated revenue.

Market Risk

At May 31, 2003, we had aggregate forward exchange contracts in various currencies as follows:

Currency	Amount Bought US $000	Amount Sold US $000	Weighted Average Contract Rate	Fair Value US $000	Expiration Date
Euro	1,784	135	1.28	$ 80	September 2003
Israeli Shekel	—	7,112	4.49	(170)	June 2003
Japanese Yen	475	—	119.84	6	June 2003
Singapore Dollar	4,113	—	1.72	(5)	June 2003
				$ (89)	

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See information/discussion appearing under the subcaption "Market Risk" of Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Metron Technology N.V.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Metron Technology N.V. and its subsidiaries at May 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended May 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule under Item 15 (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of the Company as of May 31, 2001 and for the year then ended, other than the transitional disclosures required by Statement of Financial Accounting Standard No. 142 (SFAS 142) "Goodwill and Other Intangible Assets" for the year ended May 31, 2001 appearing in Note 1, were audited by other independent auditors whose report appears elsewhere herein. We audited the transitional disclosures required by SFAS 142 for the year ended May 31, 2001 appearing in Note 1. In our opinion, such disclosure is appropriate and has been properly applied.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" on June 1, 2002.

PricewaterhouseCoopers LLP
San Jose, California
July 9, 2003, except for note 18, as to which the date is August 25, 2003

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Metron Technology N.V.:

We have audited the accompanying consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows of Metron Technology N.V. and subsidiaries for the year ended May 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, prior to the transitional disclosures required by Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, described in PricewaterhouseCoopers LLP's report (dated July 9, 2003, except for Note 18, as to which the date is August 25, 2003), present fairly, in all material respects, the results of operations and the cash flows of Metron Technology N.V. and subsidiaries for the year ended May 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Mountain View, California
July 12, 2001

METRON TECHNOLOGY N.V. CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands except per share data)

	Year ended May 31,		
	2001	2002	2003
Net revenue	$517,441	$232,240	$235,665
Cost of revenue	425,577	186,513	191,469
Gross profit	91,864	45,727	44,196
Selling, general, administrative expenses	69,563	52,390	56,059
Research, development and engineering	—	—	442
Restructuring costs	—	1,083	5,204
Goodwill impairment	—	—	8,292
Other operating income, net of associated costs	1,445	5,748	4,040
Operating income (loss)	23,746	(1,998)	(21,761)
Equity in net income (loss) of joint ventures	(185)	(112)	29
Loss from impairment of investments	—	(1,100)	—
Other expense, net	(883)	(854)	(1,394)
Income (loss) before income taxes	22,678	(4,064)	(23,126)
Income tax expense (benefit)	9,703	(1,296)	3,543
Net income (loss) before cumulative effect of change in accounting principle	12,975	(2,768)	(26,669)
Cumulative effect of change in accounting principle	(1,465)	—	—
Net income (loss)	$ 11,510	$ (2,768)	$ (26,669)
Basic earnings (loss) per common share			
Before cumulative effect of change in accounting principle	$ 0.98	$ (0.22)	$ (2.05)
Cumulative effect of change in accounting principle	$ (0.11)	—	—
Basic earnings (loss) per common share	$ 0.87	$ (0.22)	$ (2.05)
Diluted earnings (loss) per common share			
Before cumulative effect of change in accounting principle	$ 0.94	$ (0.22)	$ (2.05)
Cumulative effect of change in accounting principle	$ (0.11)	—	—
Diluted earnings (loss) per common share	$ 0.83	$ (0.22)	$ (2.05)
Weighted average number of shares			
Basic	13,260	12,870	12,996
Diluted	13,793	12,870	12,996

The accompanying Notes are an integral part of the Consolidated Financial Statements.

METRON TECHNOLOGY N.V. CONSOLIDATED BALANCE SHEETS

(Dollars in thousands except share and per share data)

	May 31, 2002	May 31, 2003
ASSETS		
Cash and cash equivalents	$ 19,949	$ 12,179
Accounts receivable, net of allowance for doubtful accounts of $1,786, and $1,135, respectively	42,160	38,168
Loan to officer/shareholder	110	110
Inventories	52,065	38,131
Prepaid expenses and other current assets	14,244	14,124
Total current assets	128,528	102,712
Property, plant and equipment, net	25,484	24,921
Goodwill	8,292	—
Other assets	1,332	854
Total Assets	$163,636	$128,487
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 23,489	$ 21,511
Amounts due to affiliates	5,788	8,711
Accrued wages and employee-related expenses	4,477	5,231
Deferred revenue for equipment, installation, and warranty	12,492	4,496
Deferred income	1,354	—
Short term borrowings and current portion of long-term debt	20,232	13,261
Amounts payable to shareholders	177	170
Other current liabilities	10,374	12,491
Total current liabilities	78,383	65,871
Long-term debt, excluding current portion	1,791	1,662
Other long-term liabilities	3,093	3,148
Total liabilities	83,267	70,681
Commitments (Note 13)	—	—
Shareholders' equity:		
Preferred shares, par value EUR 0.44; Authorized: 10,000,000 shares; Issued and outstanding: none	—	—
Common shares and additional paid-in capital, par value EUR 0.44; Authorized: 40,000,000 shares Issued: 14,431,238 and 14,003,979 shares, respectively Outstanding: 13,025,231 and 12,609,078 shares, respectively	39,749	41,285
Retained earnings	46,680	17,577
Cumulative other comprehensive loss	(5,468)	(443)
Treasury shares; 1,406,007 and 1,394,901 shares, respectively	(592)	(613)
Total shareholders' equity	80,369	57,806
Total liabilities and shareholders' equity	$163,636	$128,487

The accompanying Notes are an integral part of the Consolidated Financial Statements.

METRON TECHNOLOGY N.V. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended May 31,		
	2001	2002	2003
Cash flows from operating activities:			
Net income (loss)	$ 11,510	$ (2,768)	$(26,669)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Cumulative effect of accounting change	1,465	—	—
Depreciation and amortization	4,747	5,058	5,672
Provision for doubtful accounts	2,190	(1,126)	(799)
Gain from termination and modification of distribution agreements	(1,445)	(5,416)	(2,069)
Deferred income taxes	(734)	(1,079)	5,689
Goodwill impairment	—	—	8,292
Loss from impairment of investments	—	1,100	—
Other	204	76	(75)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	(7,217)	47,852	4,939
Loan to officer/shareholder	124	(31)	—
Inventories	(15,636)	6,491	14,478
Prepaid expenses and other current assets	(855)	(1,363)	(4,954)
Accounts payable	3,210	(11,001)	(1,976)
Amounts due to affiliates	(9,459)	(23,125)	2,923
Accrued wages and employee-related expenses	2,104	(5,311)	643
Deferred revenue for equipment, installation, and warranty	8,799	(3,019)	(7,995)
Deferred income	1,750	—	—
Other liabilities	4,401	(4,696)	2,117
Other non-current assets and liabilities, net	(20)	82	57
Net cash flows provided by operating activities	5,138	1,724	273
Cash flows from investing activities:			
Proceeds from sale of short-term investments	3,249	—	—
Additions to property, plant, and equipment	(9,598)	(12,236)	(3,241)
Proceeds from the sale of property, plant, and equipment	113	316	508
Additions to long-term investments	(1,011)	—	—
Net cash received in conjunction with the acquisition of Intec	1,127	—	—
Net cash flows used in investing activities	(6,120)	(11,920)	(2,733)
Cash flows from financing activities:			
Net increase (decrease) in short-term borrowings	6,248	256	(6,776)
Proceeds from issuance of long-term debt	372	710	41
Principal payments on long-term debt	(385)	(435)	(910)
Principal payments on indebtedness to officer and shareholder	(89)	(62)	(62)
Proceeds from issuance of common shares	1,413	1,035	285
Net cash flows provided by (used for) financing activities	7,559	1,504	(7,422)
Effect of exchange rate changes on cash and cash equivalents	(1,719)	872	2,112
Net change in cash and cash equivalents	4,858	(7,820)	(7,770)
Beginning cash and cash equivalents	22,911	27,769	19,949
Ending cash and cash equivalents	$ 27,769	$ 19,949	$ 12,179

The accompanying Notes are an integral part of the Consolidated Financial Statements.

METRON TECHNOLOGY N.V. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Common Shares and Additional Paid-in Capital		Retained Earnings	Cumulative Other Comprehensive Loss	Treasury Shares	Total	Comprehensive Income (Loss)
	Shares	Amount					
Balances at May 31, 2000	13,189	$39,517	$ 37,938	$(4,809)	$(131)	$ 72,515	$ 6,073
Net income			11,510			11,510	$ 11,510
Foreign translation adjustment				(2,618)		(2,618)	(2,618)
Receipt of treasury shares on modification of distribution agreement	(1,125)	(6,154)			(461)	(6,615)	
Issuance of shares:							
Acquisition of Intec	475	3,938				3,938	
Stock option exercises and employee stock purchase plan, including related tax benefits)	251	1,413				1,413	
Balances at May 31, 2001	12,790	38,714	49,448	(7,427)	(592)	80,143	$ 8,892
Net loss			(2,768)			(2,768)	$ (2,768)
Foreign translation adjustment				1,663		1,663	1,663
Unrealized gain from foreign currency froward contracts				296		296	296
Stock option exercises and employee stock purchase plan	235	1,035				1,035	
Balances at May 31, 2002	13,025	39,749	46,680	(5,468)	(592)	80,369	$ (809)
Net loss			(26,669)			(26,669)	$(26,669)
Foreign translation adjustment				5,025		5,025	5,025
Treasury shares acquired from FSI	(567)	(442)			(272)	(714)	
Treasury shares cancelled		1,693	(2,434)		251	(490)	
Stock option exercises and employee stock purchase plan	151	285				285	
Balances at May 31, 2003	12,609	$41,285	$ 17,577	$ (443)	$(613)	$ 57,806	$(21,644)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Metron Technology N.V. ("Metron" or the "Company") is a holding company organized under the laws of The Netherlands. Metron and its subsidiaries provide marketing, sales, manufacturing, service and support solutions to semiconductor materials and equipment suppliers and semiconductor manufacturers in Europe, Asia, and the United States. The majority of Metron's revenue is derived from sales of materials and equipment.

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in the United States of America. Certain prior period items have been reclassified to conform with the current year presentation. Conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future results may differ from these estimates.

Liquidity

For fiscal years ended May 31, 2002 and 2003, the Company incurred net losses of $2.8 million and $26.7 million, respectively. As of May 31, 2003, the Company had $12.2 million of cash and cash equivalents and $13.1 million of short-term borrowings under its various lines of credit. All lines of credit are payable on demand or subject to periodic, generally annual, review.

Metron operates in a highly competitive market characterized by rapidly changing technology together with competitors that have significantly greater financial resources than the Company. The Company has substantially completed a significant shift in its focus to expand its capability to manufacture and rebuild certain legacy equipment in addition to supporting its continuing distribution activities for both the equipment and materials divisions. The Company acquires the rights from original equipment manufacturers (OEM's) to build and sell certain legacy products and to provide continuing manufacturing capability and field support to the OEM's customer base for those products.

The Company currently anticipates that its available cash resources, which comprise cash and cash equivalents (including the net proceeds from the Company's August 2003 issuance of $7,000,000 convertible debentures due 2007 (see note 18)), amounts available under its credit facilities (giving effect to the July 2003 renewal of the $3,800,000 Royal Bank of Scotland facility and the August 2003 reduction in availability under the Compass Bank facility to $4,000,000) and anticipated cash from operations, will be sufficient to meet the Company's anticipated cash requirements through fiscal 2004. However, if the Company's revenues are lower or its expenses are higher than anticipated, or if inventory, accounts receivable or other assets require a greater use of cash than anticipated, the Company's available cash resources, including amounts available under its credit facilities, may not be sufficient for the Company's cash requirements. In addition, existing and potential customers and vendors may take actions that could further harm the Company's liquidity position if they believe that the Company's cash balances are not adequate. Depending on market conditions, any additional financing the Company may need may not be available on terms acceptable to the Company, or at all. If the Company does not succeed in raising additional financing when needed, the Company may not be able to meet its intended business objectives.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated. Assets and liabilities of the Company's foreign subsidiaries are translated to the US Dollar at the current year end exchange rates, while income and expenses are translated at the average exchange rates for the period.

Revenue Recognition

The Company's revenue consists primarily of product revenues generated from the sale of equipment and materials and revenues associated with the provision of services. Revenue is recognized in accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements* (SAB101), which was adopted by the Company as of June 1, 2000.

The Company buys equipment made by OEMs for resale where it acts as principal, including taking title to the equipment and assuming all responsibility for installation and warranty. These equipment sales are recorded as "multiple element" transactions in which the portion of the sale represented by future installation and warranty services is deferred, and only the residual amount of the sale representing the equipment itself is recognized upon shipment to the customer. In certain circumstances, depending on the specific terms of the transaction, the entire transaction or a portion of the residual amount attributable to the equipment itself is deferred. Installation revenue and deferred equipment revenue, if any, are recognized upon completion of the installation and the customer's acknowledgement that the equipment is available for production use. Warranty revenue is recognized ratably over the applicable warranty period. Generally, the Company warrants products sold to customers to be free from defects in material and workmanship for up to two years. Occasionally the Company sells equipment as agent for OEMs and recognizes commission income, rather than revenue from an equipment sale, upon shipment. The Company continues to expand its capability to manufacture and rebuild certain legacy equipment (Legends Product Line) as it acquires rights to do so from OEMs that no longer intend to build the legacy equipment. Revenues from the sale of legacy equipment are recognized upon customer acceptance. To date, revenues from the sale of legacy equipment have not been significant.

Materials and other products are generally recognized on the shipment of goods to customers. Revenue from service agreements is recognized ratably over the agreement period, while revenue from service without a service agreement is recognized in the periods in which the services are rendered to customers.

Research, development and engineering

Research, development and engineering expenditures are charged to income as incurred.

Cumulative Other Comprehensive Loss

Cumulative other comprehensive loss consists of revenues, expenses, gains, and losses that are not included in net income, but rather are recorded directly in shareholders' equity. For the fiscal years ended May 31, 2001, and 2003, the Company had one item of cumulative other comprehensive loss related to its foreign currency translation adjustment. For the fiscal year ended May 31, 2002, the Company had two items: a foreign currency translation adjustment; and an unrealized gain from

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

foreign currency forward contracts amounting to $296,000. At May 31, 2002, and 2003 the balance of Cumulative Other Comprehensive Loss amounted to $5,468,000 and $443,000, respectively.

Earnings Per Share

Basic earnings per common share are based on the weighted-average number of common shares outstanding in each year. Diluted earnings per common share reflect the potential dilution that could occur if dilutive securities were exercised into common shares. For all years presented, the reported net income (loss) was used in the computation of basic and diluted earnings per common share.

A reconciliation of the shares used in the computation follows:

	Year ended May 31,		
	2001	2002	2003
	(Shares in thousands)		
Shares used for basic earnings (loss) per common share calculation	13,260	12,870	12,996
Shares used for stock options having a dilutive effect	533	—	—
Shares used for diluted earnings (loss) per common share calculation	13,793	12,870	12,996

The share equivalents excluded from diluted earnings per share for fiscal years 2001, 2002 and 2003, because their effect was anti-dilutive, amounted to approximately 1,159,000, 3,385,000 and 3,845,000 shares, respectively.

Cash Equivalents

Cash equivalents are short-term, highly-liquid investments with original maturities of three months or less from the date of purchase.

Inventories

Inventories consist primarily of purchased products and are stated at the lower of cost (first-in, first-out or weighted average basis) or net realizable value. Provisions are made for slow-moving and obsolete items. Components of inventory are as follows:

	May 31,	
	2002	2003
	(Dollars in thousands)	
Equipment, spare parts and material inventory	$47,772	$37,250
Delivered equipment pertaining to deferred revenue	4,293	881
Inventories	$52,065	$38,131

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Hedging

On June 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). SFAS 133 requires that all derivatives be recorded on the balance sheet at fair value. Changes in the fair value of derivatives that do not qualify, or are not effective as hedges, must be recognized currently in earnings. Upon adoption, the Company recorded an immaterial cumulative transition adjustment to earnings reflecting the difference between the fair value amortization of forward contract time value, rather than the straight line amortization under SFAS 52.

Foreign Exchange Exposure Management

The Company generally acquires and sells products internationally in US Dollars. Occasional purchases are made in foreign currency, and Metron operates subsidiaries internationally generating additional foreign currency exchange risk. Metron continues its policy of limited hedging of forecasted and actual foreign currency risk with forward contracts that expire within 12 months. Derivatives are employed to eliminate, reduce or transfer selected foreign currency risks that can be confidently identified and quantified. The fair value of derivatives hedging non-functional currency monetary assets and liabilities are recorded on the balance sheet at fair value and recognized currently in earnings. In accordance with SFAS 133, hedges of anticipated transactions that are designated and documented at inception as Cash Flow Hedges are evaluated for effectiveness, excluding time value, at least quarterly. As the critical terms of the forward contract and the underlying transaction are matched at inception, forward contract effectiveness is calculated by comparing the change in value of the anticipated transaction to the spot to spot change in value of the related forward contracts, with the effective portion of the hedge accumulated in Other Comprehensive Income (OCI). Any residual change in fair value of the instruments, including time value excluded from effectiveness testing, are recognized immediately in Other Income and Expense. An immaterial amount of time value and no ineffectiveness were recognized in the year ended May 31, 2002 and 2003.

Financial Instruments and Credit Risk

The carrying value of the Company's consolidated financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and debt approximates fair value. Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable.

The Company sells its products and services principally to leading, well-established semiconductor companies. Credit risk is concentrated in United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, does not require collateral from its customers. The Company has experienced write-offs of accounts receivable, and, based on an ongoing evaluation of its accounts receivable collectibility and customer creditworthiness, believes it has adequately provided for potential losses, which have been within management's expectations.

The Company attempts to reduce its exposure arising from foreign currency fluctuations by matching the maturities of foreign currency assets and liabilities, mainly accounts receivable and accounts payable. Metron enters into forward exchange contracts that are designated to hedge differences existing between foreign currency assets and liabilities. Any gains or losses on these

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

contracts are recognized in the income statement, and generally offset the resulting gains and losses on the related balance sheet items. Metron also uses forward exchange contracts that are designated to hedge firm purchase commitments. Any unrealized gains or losses are deferred and realized gains or losses adjust the carrying basis of assets acquired, principally inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are determined primarily by the straight-line method over the estimated useful life of the related asset, while leasehold improvements are depreciated over the lesser of the estimated useful life or the lease term, as follows:

Buildings and leasehold improvements	10 - 50 years
Computers and software	3 - 7 years
Machinery, equipment, vehicles and fixtures	3 - 17 years

Land is not depreciated. Gains and losses on disposals are included in income at amounts equal to the difference between the net book value of the disposed assets and the proceeds received upon disposal. Repair and maintenance costs are capitalized only if they extend the useful life of the related asset. The Company reviews the carrying value of these assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and disposition. Where undiscounted expected cash flows are less than the carrying value, an impairment loss is recognized for the difference between the estimated fair value and the carrying value of an asset. No impairment of property, plant and equipment has been recognized in fiscal 2001, 2002 or 2003.

Deferred Warranty Revenue

Most equipment sales include a portion of the sale represented by the fair value of future warranty revenue. The warranty revenue is deferred when the equipment is delivered to customers, and recognized ratably over the warranty period. Deferred warranty revenue activity was as follows:

	May 31,	
	2002	2003
	(Dollars in thousands)	
Balance, May 31	$ 8,333	$ 5,006
Warranty revenue deferred on equipment sales	2,892	3,368
Warranty revenue recognized	(6,509)	(6,661)
Foreign exchange effect	290	876
Balance, May 31	$ 5,006	$ 2,589

Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of net assets acquired in business combinations. Goodwill was amortized in selling, general, administrative and other expenses over a 10-year period, using the straight-line method. On June 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets determined to have an indefinite useful life and acquired in a purchase business combination are not to be amortized and should be evaluated for impairment at least annually.

As of June 1, 2002, the Company had approximately $8,292,000 of unamortized goodwill, which was subject to the transition provisions of SFAS 142. Under the transition provisions of SFAS 142, the Company during the second quarter of fiscal 2003 performed an assessment to test the carrying value of goodwill and other intangible assets for impairment as of June 1, 2002. The assessment determined the fair value of reporting units based on discounted cash flow. Additionally, during the second quarter of fiscal 2003, an interim assessment of the carrying value of goodwill was performed as a result of the Company's restructuring and an agreement providing for the early termination of the distribution agreements with FSI International, Inc. as described in note 6. This assessment of fair value was determined using expected future cash flows after taking into account the anticipated lost revenue from FSI. The result of both assessments indicated that the carrying value of the Company's goodwill was not impaired.

However, the Company's market capitalization (share price quoted on NASDAQ multiplied by common shares outstanding) has been below its net book value (NBV) since July 2002 and was substantially below NBV for the eight-month period ended February 28, 2003. As a result, the comparison for estimates of the fair value of the Company's assets and liabilities to the lower market capitalization indicated that the Company's carrying value of goodwill was fully impaired. Accordingly, the Company recognized an impairment charge of $8,292,000 million of goodwill, the entire carrying value. Goodwill impairment amounted to $7,352,000 that pertained to the equipment segment, and $940,000 for the materials segment.

The following table presents the impact of not amortizing goodwill on net income (loss) and earnings (loss) per common share had SFAS 142 been in effect for all periods.

	Year Ended May 31,		
	2001	2002	2003
	(Dollars in thousands, except for per share amounts)		
Net income (loss)	$11,510	$(2,768)	$(26,669)
Amortization of goodwill	1,201	1,314	—
Net income (loss) without goodwill amortization	$12,711	$(1,454)	$(26,669)
Basic earnings (loss) per common share as reported	$ 0.87	$ (0.22)	$ (2.05)
Diluted earnings (loss) per common share as reported	$ 0.83	$ (0.22)	$ (2.05)
Basic income (loss) per common share without goodwill amortization	$ 0.96	$ (0.11)	$ (2.05)
Diluted income (loss) per common share without goodwill amortization	$ 0.92	$ (0.11)	$ (2.05)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are provided to reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, and of operating loss and tax credit carryforwards. A valuation allowance is recorded to the

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

extent that management cannot conclude it is more likely than not that net deferred tax assets will be realized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the final enactment date.

Accounting for Stock Options

The Company uses the intrinsic value-based method under the provisions of Accounting Principles Board No. 25 to account for employee stock-based compensation plans. The Company has adopted the disclosure requirements of SFAS 148, *Accounting for Stock Based Compensation Transition and Disclosure* (an amendment of SFAS 123).

The following pro-forma information has been prepared as if the Company had accounted for its stock options and ESPP using the fair value accounting method established by SFAS 123. Additional compensation expense arising from the application of SFAS 123 has been estimated using the Black-Scholes option valuation method from the date of grant. For purposes of the pro forma disclosures below, additional compensation cost is amortized to expense over the options' vesting period.

	Years Ended May 31,		
	2001	2002	2003
	(Dollars in thousands, except per share data)		
Net income (loss):			
Net income (loss) as reported	$11,510	$(2,768)	$(26,669)
Fair value of stock based employee compensation expense(a)(b)	3,064	2,802	3,003
Stock based employee compensation expense in the financial statements as reported	—	—	—
Pro forma net income (loss)	$ 8,446	$(5,570)	$(29,672)
Earnings (loss) per common share			
Basic			
As reported	$ 0.87	$ (0.22)	$ (2.05)
Pro forma	$ 0.64	$ (0.43)	$ (2.28)
Diluted			
As reported	$ 0.83	$ (0.22)	$ (2.05)
Pro forma	$ 0.61	$ (0.43)	$ (2.28)

(a) Based on the following assumptions for stock option grants in fiscal years 2001, 2002 and 2003: risk-free weighted average interest rates of 5.82%, 4.50% and 3.58%, respectively; weighted average expected option lives of 5.0 years for all years; and no dividend yield in each year. The minimum value method was used for grants prior to the filing of the Company's initial public offering in November 1999. For grants subsequent to the filing, a volatility of 80%, 62% and 83% has been used for fiscal years ended May 31, 2001, 2002 and 2003, respectively.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) Based on the following assumptions for the ESPP in fiscal years 2001, 2002 and 2003: risk-free weighted average interest rates of 6.24%, 2.73% and 1.41%, respectively; weighted average expected option lives of 6 months; and no dividend yield in each year. A volatility of 80%, 62% and 83% has been used for fiscal years ended May 31, 2001, 2002 and 2003, respectively.

2. ACQUISITIONS

Effective November 17, 2000, the Company acquired all the common shares of Intec Technology (S) Pte. Ltd., a privately held company incorporated in Singapore. Intec is a supplier of cleanroom products and manufactures cleanroom garments in Singapore and Malaysia. Metron used the assets acquired in the transaction to continue the operations of Intec. The transaction was accounted for as a purchase, and Intec's results of operations are included in the Company's consolidated financial statements from December 1, 2000. Total consideration for the acquisition was $4,238,000, comprised of 475,000 shares of the Company's common shares at an average share price of $8.29 and paid transaction costs of $300,000. Goodwill of approximately $3,132,000 was being amortized on a straight-line basis over 10 years. Amortization of goodwill ceased on June 1, 2002 upon adoption of SFAS 142. During February 2003, the Company recorded a goodwill impairment loss for all of its goodwill.

In May 2002, the Company acquired certain assets and assumed certain liabilities of Advanced Stainless Technologies ("AST"). AST is a manufacturer of electro-polished stainless steel tubing and fittings. The transaction was accounted for as a purchase, and AST's results of operations are included in the Company's consolidated financial statements from May 1, 2002. As consideration for the assets acquired, Metron assumed certain debt of AST amounting to $1,500,000 and contributed its 20% equity interest, which the Company held prior to the acquisition. Metron agreed to pay additional consideration of up to the lesser of 51,500 of the Company's common shares or $1,200,000 in the form of the Company's common shares, if certain performance milestones are achieved over the two fiscal years following the acquisition. The fair value of the net assets acquired was approximately $2,500,000. The excess of the fair value of the net assets over the consideration was approximately $404,000 and has been recorded as a current liability until the amount of contingent consideration to be paid is determined.

In March 2002, the Company bought inventory and certain other assets of AG Associates RPT product line from Mattson Technologies, as part of its expansions of the Legends Product Line. The purchase price was $3,170,000, substantially all of which was assigned to the acquired inventory.

3. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	May 31, 2002	May 31, 2003
	(Dollars in thousands)	
Land	$ 838	$ 1,003
Buildings and leasehold improvements	11,934	13,716
Machinery, equipment, vehicles and fixtures	16,882	15,295
Computers and software	10,969	16,780
Construction in progress	2,214	427
	42,837	47,221
Less accumulated depreciation and amortization	17,353	22,300
Net property, plant and equipment	$25,484	$24,921

Depreciation expense relating to property, plant and equipment for the years ended May 31, 2001, 2002 and 2003 was $3,477,000, $3,745,000 and $5,672,000, respectively.

4. LONG-TERM INVESTMENTS

Metron Technology (United Kingdom) Ltd., a wholly-owned subsidiary of the Company, and WS Atkins Plc. own a 50/50 joint venture, Metron Atkins Partnership Limited ("MAP"). MAP was founded to provide services to the semiconductor industry, including but not limited to design and engineering of manufacturing facilities, facilities management and comprehensive technical support, but it is not currently active.

During May 2000, the Company acquired an approximately 16% interest in Abeto GmbH. Abeto was established in September 1999 as a spin-off from Infineon Technologies AG to provide outsource services in the reclaim and refurbishment of packaging materials for the semiconductor industry. During fiscal 2002, the Company assessed Abeto's ability to continue as a going concern without additional financial support. As a result of its assessment, the Company recorded an impairment loss of $699,000.

During August 2000, the Company acquired an approximately 20% interest in Advanced Stainless Technologies, Inc. ("AST"). During fiscal 2002, we recorded a loss of $538,000 against our investment in AST. Of this loss, we recognized the estimated "other than temporary" impairment in the value of our investment of $401,000. In April 2002, we acquired certain assets and assumed certain liabilities of AST. The transaction was accounted for as a purchase, and our equity interest was contributed as part of the acquisition. (See Note 2)

5. BORROWINGS AND DEBT

Short-term borrowings consist of the following:

	May 31, 2002	May 31, 2003
	(Dollars in thousands)	
Lines of credit	$ 9,184	$ 5,350
Short-term credit facilities	10,212	7,760
Current portion of long-term debt	836	151
Short-term borrowings and current portion of long-term debt	$20,232	$13,261

One of the Company's subsidiaries has a line of credit facility with Compass Bank that as of May 31, 2003 provided for borrowings not to exceed $7,000,000. Specific assets of the subsidiary collateralize the line of credit that expires in November 2003. The interest rate for the line of credit is 2% above LIBOR and was 3.8% at May 31, 2003. The line of credit is also subject to the maintenance of certain financial ratios and minimum levels of tangible net worth. The Company has guaranteed the credit facility. At May 31, 2003, the Company was in violation of covenants with Compass Bank for which a waiver was obtained. In August 2003, Compass Bank agreed to extend the facility with a reduced availability of $4,000,000 million through mid-November 2003, when the remaining outstanding balance of the facility must be paid. As part of this extension, Compass Bank agreed to modify the covenants that were in violation. The Company agreed to make a payment of $3,000,000 million to Compass Bank to reduce the outstanding balance of its credit facility.

Weighted average interest rates on the outstanding facilities for fiscal years 2002 and 2003 were 4.5% and 5.9%, respectively. Certain assets of subsidiaries of the Company collateralize the facilities. At May 31, 2003, the total amount available and unutilized under the Company's short-term borrowings was approximately $7,370,000. The Company and its subsidiaries have guaranteed certain short-term credit facilities.

5. BORROWINGS AND DEBT (Continued)

Long-term debt consists of the following:

	May 31, 2002	May 31, 2003
	(Dollars in thousands)	
Note payable to an individual in conjunction with the acquisition of AST with an interest rate based on a bank prime rate determined quarterly (4.75% at May 31, 2003). Quarterly payments of interest only commence September 2002 through June 2004. Quarterly payments of principal and interest commence September 2004 until paid in June 2006	$1,500	$1,500
Building mortgage with The Royal Bank of Scotland plc with an interest rate at LIBOR plus 1.5% per annum. The mortgage was repaid in its entirety in June 2002	524	—
Note payable to shareholder for purchase of retired treasury shares. The note had an interest rate of 6.65%, payable in annual installments until July 2002	62	—
Various notes maturing through May 2008; interest rates range from 0.4% to 10.1%	603	313
	2,689	1,813
Less current portions:		
Note payable to shareholder	62	—
Long-term debt	836	151
Long-term debt	$1,791	$1,662

Future fiscal year ("FY") annual maturities of long-term debt are as follows: FY2004, $151,000; FY2005, $283,000, FY2006, $791,000, FY2007, $575,000 and FY2008, $13,000.

6. MODIFICATION AND TERMINATION OF DISTRIBUTION AGREEMENTS

During January 2001, the Company and Entegris, Inc. ("Entegris"), one of the Company's suppliers and shareholders, entered into an agreement to modify their existing distribution relationship. In February 2001, the Company entered into a transition agreement whereby Entegris assumed direct sales responsibility for products from its Microelectronics Group in Europe. In March 2001, the companies entered into a new distribution agreement, under which Metron will continue to distribute products from Entegris' Fluid Handling Group in all regions in Europe, Asia and parts of the United States covered under the previous distribution agreements. The new distribution agreement will be in effect until August 31, 2005. As consideration for modifying the distribution agreement, Entegris transferred to the Company 1,125,000 shares of Metron it owned which had a fair market value of $6,615,000, and made cash payments totaling $1,750,000 over a 15-month period. The Company recorded a total gain of $8,365,000 in other operating income on a straight-line basis from February 2001 until August 2002. Revenue from products distributed for the Microelectronics Group under the previous distribution agreement for the years ended May 31, 2001 and 2002 were $75,245,000 and $4,273,000, respectively.

In August 2002, Cabot Microelectronics advised the Company of its decision to assume the direct distribution of its products in Europe and Singapore. The effective date of the transition will be June 1, 2003. Metron will continue to market Cabot Microelectronics products in Israel. Revenue, excluding

6. MODIFICATION AND TERMINATION OF DISTRIBUTION AGREEMENTS (Continued)

Israel, from the sale of products manufactured by Cabot Microelectronics was approximately $32,836,000, $31,811,000, and $32,944,000 for the years ended May 31, 2001, 2002, and 2003, respectively. At June 1, 2003, in accordance with the distribution agreement, Cabot purchased from the Company all remaining inventory at the Company's carrying valuing.

In October 2002, the Company and FSI International, Inc. ("FSI") entered into a transition agreement, providing for the early termination of their distribution agreements in Europe and Asia. Pursuant to the agreement, effective March 1, 2003 (the "closing date"), FSI assumed direct sales, service and applications support and logistics responsibilities for its surface conditioning and microlithography products in Europe and Asia, except that the Company continued to take purchase orders for spare parts until April 15, 2003 in accordance with the terms of the distribution agreements, and the Company will continue to represent FSI products in Israel. The Company's world-wide revenue for FSI products for the year ended May 31, 2001 was 24.5% of revenues. The Company's revenues for FSI products and services in Europe and Asia were approximately $29,017,000 and $26,905,000 (12.5% and 11.4% of revenue) for the years ended May 31, 2002 and 2003, respectively.

Under the terms of the transition agreement, during the second quarter of fiscal 2003, FSI advanced $3,000,000 in cash to the Company. On the closing date, the advance was applied toward the repurchase by FSI of inventory and equipment that the Company purchased under the current distribution arrangement. As consideration, FSI agreed to pay to the Company an early termination fee of $2,750,000. The agreement required FSI to surrender up to 1,154,000 of the Company's common shares owned by FSI with a maximum value of $2,750,000 as a form of consideration for the termination fee.

On April 7, 2003, the transition of the distribution agreements with FSI was completed. The Company recorded a total gain of $2,686,000 for the termination of the FSI distribution agreement. FSI transferred to the Company 567,105 common shares of the Company with a fair market value of $714,000, which is in addition to the $3,000,000 cash advance that the Company received in October of 2002. As a result, FSI's ownership of the Company's outstanding common shares was reduced from approximately 20.5% to approximately 16.8%. 93 employees who were dedicated to sales, technical service and applications engineering activities related to the distribution of FSI products in Europe and Asia transferred to FSI.

7. RESTRUCTURING COSTS

Restructuring costs of $1,083,000 incurred during fiscal 2002 were comprised of termination costs of $651,000 and abandonment of a lease amounting to $432,000. During fiscal 2002, the termination costs pertained to a reduction in headcount totaling 56 employees, 27 of whom worked in the equipment division, 17 in the materials division and 12 in finance and administration.

During fiscal 2003, as a result of continuing slow industry conditions, the Company announced plans to reduce the number of its employees by approximately 125 in addition to the 93 employees that were transferred to FSI (see note 6). The restructure cost of terminating these individuals amounted to $3,019,000. Accrued personnel costs remaining will be paid by May 2004. Additionally, the Company incurred approximately $2,185,000 of restructuring costs pertaining to the cost of the abandonment of certain leased facilities within both the equipment and material segments, which expire through 2014. The total number of employees terminated during the year was 125 people. The equipment division reduced its headcount by 69 employees, the materials division terminated 14 employees, and 42

7. RESTRUCTURING COSTS (Continued)

terminated employees were part of finance and administration. In estimating the accrual for abandoned leased facilities the Company made assumptions regarding the future sublease income of these facilities. These assumptions will be updated periodically and additional adjustments may be required.

The following table summarizes the restructuring costs and remaining accrued liability.

	Personnel Costs (Cash)	Abandoned Lease Facilities (Cash)	Total
	(Dollars in thousands)		
Restructuring costs			
Amounts accrued	$ 651	$ 432	$1,083
Amounts paid	651	28	679
Balances, May 31, 2002	—	404	404
Amounts accrued	3,019	2,185	5,204
Amounts paid	2,412	491	2,903
Balances, May 31, 2003	$ 607	$2,098	$2,705

8. RELATED PARTIES

Two of Metron's shareholders, FSI and Entegris, owned approximately 16.8%, and 12.4%, respectively of the outstanding shares of the Company as of May 31, 2003. The Company purchases goods from these shareholders and their subsidiaries for resale in the normal course of business under terms and conditions similar to those with unrelated vendors. For the years ended May 31, 2001, 2002 and 2003 such purchases totaled approximately $191,358,000, $24,433,000, and $31,908,000 respectively. Sales to these shareholders during fiscal 2003 were $2,826,000. At May 31, 2002 and 2003, amounts payable to these affiliates were $5,788,000 and $8,711,000, respectively. At May 31, 2002 and 2003, amounts receivable from these affiliates were $164,000 and $852,000, respectively.

In July 1995, an officer/Managing Director of Metron entered into a Tax Indemnification Agreement ("TIA") with the Company as part of its acquisition of Transpacific Technology Corporation. At the time of the acquisition and until it completed its initial public offering in November 1999, Metron was a "controlled foreign corporation" under Subpart F of the US Internal Revenue Code ("Subpart F"), and as a "US person" the officer/director was liable for personal income tax on income imputed to him under Subpart F. Under the agreement, the Company has provided cash advances for taxes due for Subpart F income that totaled $270,000 as of May 31, 2003. Under the TIA, the officer/ Managing Director is required to repay these advances only to the extent that he benefits from the increase in the tax basis of his holding of Metron stock. Accordingly, in fiscal 2001, the Company recorded an allowance of $160,000 against these advances. Repayment of a portion of the advances is required beginning with the first sale of shares owned by the officer/director.

9. INCOME TAXES

The domestic and foreign components of income (loss) before taxes for each year ended May 31 are as follows:

	Years ended May 31,		
	2001	2002	2003
	(Dollars in thousands)		
The Netherlands	$ 531	$ 154	$ (4,397)
Other countries:			
Singapore	4,580	1,401	2,585
Hong Kong	231	2,619	284
Italy	2,811	(63)	(1,054)
Israel	932	1,274	(1,096)
Germany	7,449	537	(1,279)
France	2,258	(1,234)	(1,315)
United States	2,634	(5,082)	(5,098)
United Kingdom	760	(2,808)	(9,844)
All other countries	492	(862)	(1,912)
Income (loss) before income taxes	$22,678	$(4,064)	$(23,126)

9. INCOME TAXES (Continued)

The components of income tax expense (benefit) for each year ended May 31 are as follows:

	Years ended May 31,		
	2001	2002	2003
	(Dollars in thousands)		
Current:			
The Netherlands	$ 278	$ 365	$ (572)
Other countries:			
Israel	296	1,074	—
Germany	3,010	34	—
Italy	1,372	(11)	262
Taiwan	441	61	(21)
United Kingdom	852	(13)	(49)
Singapore	1,370	—	(395)
France	1,029	(600)	(485)
United States	1,650	(1,587)	(1,160)
All other countries	139	134	(75)
Current tax	10,437	(543)	(2,495)
Deferred:			
The Netherlands	(78)	62	4
Other countries:			
United States	(535)	(300)	1,866
Israel	51	(612)	1,055
Taiwan	(253)	(230)	571
United Kingdom	(274)	(534)	491
Germany	585	243	431
France	(140)	219	386
Singapore	(189)	398	380
All other countries	99	1	854
Deferred tax	(734)	(753)	6,038
Total income taxes	$ 9,703	$(1,296)	$ 3,543

9. INCOME TAXES (Continued)

Significant components of the Company's deferred tax assets and liabilities are set forth below.

	May 31, 2002	May 31, 2003
	(Dollars in thousands)	
Deferred tax assets (included in Other current assets and Other assets):		
Deferred revenue for installation and warranty	$ 421	$ 216
Deferred income	320	—
Account receivable and inventory provisions	1,281	806
Accruals deductible when paid	2,108	460
Net operating loss carryforwards and other items	3,191	4,143
	7,321	5,625
Less valuation allowance	1,795	5,625
	5,526	—
Deferred tax liabilities primarily depreciation of property, plant, and equipment	261	419
Net deferred tax assets (liabilities) recorded in consolidated balance sheets	$5,265	$ (419)

At May 31, 2003, the Company had $11,400,000 in net operating loss carryforwards, primarily in Korea, which represented approximately $4,100,000 of tax benefit. Some of these benefits will begin to expire in 2007, others, depending on jurisdiction, will carryforward indefinitely.

The Company established a valuation allowance for all the deferred tax assets during the year ended May 31, 2003, due to the Company's assessment that it is more likely than not that such assets will not be realized. The net change in the valuation allowance for the years ended May 31, 2001, 2002, and 2003 was an increase (decrease) of $220,000, $(98,000), and $3,830,000, respectively.

Differences between the statutory income tax rate of The Netherlands and the Company's effective income tax rate are reconciled as follows:

	Years ended May 31, 2001	2002	2003
Statutory income tax rate	35.0%	(35.0)%	(34.5)%
Increase (decrease) in taxes resulting from:			
Tax rate differential in other countries	2.8	(6.8)	2.5
Current year net operating losses for which no benefit is recognized	1.8	(0.6)	35.1
Utilization of prior year net operating losses for which no benefit was previously recognized	(0.3)	7.7	—
Prior year taxes assessed in current year	(0.3)	(2.7)	(1.9)
Amortization and impairment of goodwill	1.4	5.6	13.8
All other	2.4	(0.1)	0.3
Effective income tax rate	42.8%	(31.9)%	15.3%

10. CAPITAL STOCK

Treasury Shares

As partial consideration for the termination of the FSI distribution agreement, FSI transferred 567,105 shares of the Metron common shares it owned to Metron. On March 1, 2003, the closing date, the common shares transferred by FSI had a fair market value of $714,000. Under the laws of The Netherlands, the number of shares allowed as treasury shares cannot exceed 10% of the shares issued by the Company. Accordingly, upon the transfer of the common shares from FSI, the Company cancelled 578,211 of its treasury shares, which had a carrying value (on a first-in, first-out cost basis) of approximately $2,434,000.

Stock Option Plans

In fiscal 1996, the Company established an Employee Stock Option Plan to award options to managing directors and employees, and in fiscal 1997 established a Supervisory Directors' Stock Option Plan to award options to supervisory directors. In fiscal 2001 and 2002, the shareholders approved the amendment of the Employee Stock Option Plan to increase the aggregate number of common shares authorized for issuance by 1,000,000 shares for each year. In fiscal 2003, the Supervisory Director's approved a supplemental stock option plan to award up to 500,000 common shares. The three plans are now authorized to grant options to purchase up to 5,475,000 common shares (5,250,000 shares for Managing Directors and employees and 225,000 for Supervisory Directors). The plans require that the exercise price of options be not less than the fair value of the common shares at the grant date. Options generally vest over a four-year period and are exercisable in installments beginning one year after the grant date and expire after 10 years if not exercised.

There were approximately 939,397 and 73,126 shares available for future employee awards and Supervisory Director awards, respectively, at May 31, 2003. The following table summarizes award activity for all plans for the fiscal years listed:

	2001		2002		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,283,369	$ 8.43	2,369,719	$8.65	3,384,626	$8.24
Stock options granted	550,250	$ 8.74	1,440,572	$7.24	1,265,430	$4.94
Stock options exercised	(171,363)	$ 3.28	(159,559)	$3.88	(17,000)	$4.13
Awards canceled	(292,537)	$10.12	(266,106)	$9.14	(787,828)	$9.01
Outstanding, end of year	2,369,719	$ 8.65	3,384,626	$8.24	3,845,228	$6.99
Options exercisable at end of year	1,303,667	$ 6.35	1,512,487	$7.71	1,862,847	$7.70

10. CAPITAL STOCK (Continued)

Summary information concerning outstanding and exercisable options as of May 31, 2003 was as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.98 - $1.12	31,000	9.6 yrs	$ 1.05	—	$ —
$1.55 - $2.24	620,376	9.5 yrs	$ 1.92	35,145	$ 1.92
$2.78 - $3.26	505,348	2.2 yrs	$ 2.80	487,948	$ 2.78
$4.48 - $6.65	291,123	6.3 yrs	$ 6.40	154,171	$ 6.32
$6.83 - $8.93	1,793,134	7.3 yrs	$ 7.82	761,529	$ 7.72
$10.37 - $12.00	250,299	6.8 yrs	$10.81	141,860	$10.90
$15.94 - $19.00	353,948	5.5 yrs	$16.01	282,194	$16.01
	3,845,228			1,862,847	

All options issued during the past three years have an exercise price equal to the fair value of the common shares on the date of grant. The following weighted average fair values of options granted have been determined using the Black-Scholes option valuation method.

	Years Ended May 31,		
	2001	2002	2003
Options granted	550,250	1,440,572	1,265,430
Weighted average exercise price	$8.74	$7.24	$4.94
Weighted average fair value, stock options	$6.06	$4.10	$3.37
Weighted average fair value, ESPP	$2.98	$2.14	$1.28

The Company has an employee stock purchase plan ("ESPP") for the benefit of U.S. and international employees. The U.S. plan is qualified under Section 423 of the Internal Revenue Code. Under the ESPP, substantially all employees may purchase the Company's common shares through payroll deductions at a price equal to 85 percent of the lower of the fair market value at the beginning or end of each six-month offering period. Stock purchases under the ESPP are limited to 5 percent of an employee's eligible compensation, in any plan year. Shares issued under the ESPP were approximately 80,000, 76,000, and 134,000 for fiscal 2001, 2002 and 2003, respectively. At May 31, 2003, there were approximately 11,000 shares reserved for future issuance under the ESPP.

11. EMPLOYEE BENEFITS

Most employees of the Company are covered by one of several defined contribution retirement plans. Contributions are generally based on the participant's compensation. The amount of pension expense charged to operating expenses for defined contribution plans was $1,070,000 in fiscal 2001, $1,096,000 in fiscal 2002, and $1,327,000 in fiscal 2003.

A subsidiary previously had an employee stock ownership plan ("ESOP") for its employees. Upon the acquisition of the subsidiary in 1998, all of the subsidiary's shares held by the ESOP were exchanged for shares of the Company. In July 2001, the IRS approved the dissolution of the ESOP, and

11. EMPLOYEE BENEFITS (Continued)

in October and November 2001, the subsidiary distributed the shares held by the ESOP to their beneficial owners.

12. FINANCIAL INSTRUMENTS

The carrying value of the Company's financial instruments approximate fair value. At May 31, 2003, the Company had aggregate forward exchange contracts in various currencies as follows:

Currency	Amount Bought US $000	Amount Sold US $000	Weighted Average Contract Rate	Fair Value US $000	Expiration Date
Euro	1,784	135	1.28	$ 80	September 2003
Israeli Shekel	—	7,112	4.49	(170)	June 2003
Japanese Yen	475	—	119.84	6	June 2003
Singapore Dollar	4,113	—	1.72	(5)	June 2003
				$ (89)	

13. COMMITMENTS

At May 31, 2003, Metron was committed to spend approximately $26,856,000, principally to purchase equipment, materials and spare parts for resale.

The Company and its subsidiaries lease certain facilities and equipment under various operating lease agreements. Future minimum payments under operating leases that have initial or remaining noncancelable lease terms of one year or more at May 31, 2003 are listed in the table below. The amounts listed have not been reduced by the amount of our restructuring liability or by expected sub lease income used in determination of the leased facilities restructuring cost.

Fiscal Year	(Dollars in thousands)
2004	$ 5,095
2005	4,645
2006	3,450
2007	2,726
2008	1,560
Thereafter	2,847
Total minimum lease payments	$20,323

The Company's rental expense for operating leases for the fiscal years ended May 31, 2001, 2002 and 2003, was $4,276,000, $5,025,000 and $5,217,000, respectively.

14. ADDITIONAL SALES INFORMATION AND CONCENTRATION OF RISK

In fiscal 2001, 2002 and 2003, no individual customer represented sales of 10% or more of net revenue. A large portion of the Company's sales are made to a number of major publicly owned corporations. There is a concentration of credit risk in accounts receivable from these customers. Metron performs ongoing credit evaluations of its customers and generally does not require collateral.

14. ADDITIONAL SALES INFORMATION AND CONCENTRATION OF RISK (Continued)

Credit risk associated with nonpayment from these customers is affected by conditions or occurrences within their industry. The Company believes that there is no significant credit risk with respect to these receivables.

15. SEGMENT AND GEOGRAPHIC DATA

The Company operates predominantly in the semiconductor industry. Metron provides marketing, sales, service and support solutions to semiconductor materials and equipment suppliers and semiconductor manufacturers. Reportable segments are based on the way the Company is organized, reporting responsibilities to the chief executive officer and on the nature of the products offered to customers. Reportable segments are the equipment division, which includes certain specialized process chemicals, spare part sales, equipment and parts cleaning service; the materials division, which includes components used in construction and maintenance; and other, which includes finance, administration and corporate functions.

Segment operating results are measured based on net income (loss) before tax, adjusted if necessary, for certain segment specific items. There are no inter-segment sales. Identifiable assets are the Company's assets that are identified with classes of similar products or operations in each geographic region. Corporate assets include primarily cash, short and long term investments and assets related to the administrative headquarters of the Company.

15. SEGMENT AND GEOGRAPHIC DATA (Continued)

Segment information

	Equipment Division	Materials Division	Other	Total
	(Dollars in thousands)			
Year ended May 31, 2001				
Net revenues	$262,220	$255,221	$ —	$517,441
Depreciation and amortization expense	$ 1,788	$ 740	$ 949	$ 3,477
Interest income	$ —	$ —	$ 867	$ 867
Interest expense	$ —	$ —	$ 1,341	$ 1,341
Income (loss) before income taxes	$ 14,910	$ 25,872	$(18,104)	$ 22,678
Total assets	$ 80,542	$ 89,699	$ 43,258	$213,499
Capital expenditures	$ 3,804	$ 1,418	$ 4,376	$ 9,598
Year ended May 31, 2002				
Net revenues	$107,611	$124,629	$ —	$232,240
Depreciation and amortization expense	$ 2,909	$ 1,031	$ 1,118	$ 5,058
Interest income	$ —	$ —	$ 397	$ 397
Interest expense	$ —	$ —	$ 1,323	$ 1,323
Income (loss) before income taxes	$ 4,193	$ 4,001	$(12,258)	$ (4,064)
Total assets	$ 67,492	$ 71,017	$ 25,127	$163,636
Capital expenditures	$ 3,215	$ 2,504	$ 6,517	$ 12,236
Year ended May 31, 2003				
Net revenue	$112,304	$123,361	$ —	$235,665
Depreciation expense	$ 2,462	$ 1,540	$ 1,670	$ 5,672
Interest income	$ —	$ —	$ 109	$ 109
Interest expense	$ —	$ —	$ 1,073	$ 1,073
Restructuring costs	$ (4,294)	$ (410)	$ (500)	$ (5,204)
Goodwill impairment	$ (7,352)	$ (940)	$ —	$ (8,292)
Income (loss) before income taxes	$(10,894)	$ 874	$(13,106)	$(23,126)
Total assets	$ 58,948	$ 51,545	$ 17,994	$128,487
Capital expenditures	$ 1,389	$ 877	$ 975	$ 3,241

15. SEGMENT AND GEOGRAPHIC DATA (Continued)

Geographic information

	Year ended May 31,		
	2001	2002	2003
	(Dollars in thousands)		
Net revenue:			
United States	$116,984	$ 58,878	$ 70,475
France	44,311	21,467	34,953
Singapore	58,786	28,016	34,285
Germany	88,396	32,020	25,344
United Kingdom	68,573	27,906	16,267
Israel	28,292	22,203	15,438
The Netherlands	28,787	9,093	9,549
Hong Kong	45,061	13,014	6,071
Other nations	38,251	19,643	23,283
Geographic totals	$517,441	$232,240	$235,665

	May 31,	
	2002	2003
	(Dollars in thousands)	
Fixed assets:		
The Netherlands	$10,723	$11,207
United Kingdom	5,023	4,731
United States	2,735	2,590
Singapore	2,816	2,584
Other nations	4,187	3,809
Geographic totals	$25,484	$24,921

16. SUPPLEMENTAL FINANCIAL INFORMATION

	May 31,	
	2002	2003
	(Dollars in thousands)	
Other current liabilities:		
Accrued taxes including income taxes	$ 4,391	$ 4,604
Customer prepayments	1,242	801
Restructure costs, facilities	—	1,327
Other	4,741	5,759
Total other current liabilities	$10,374	$12,491

16. SUPPLEMENTAL FINANCIAL INFORMATION (Continued)

	Year ended May 31,		
	2001	2002	2003
	(Dollars in thousands)		
Net revenue:			
Product revenue	$498,176	$202,897	$211,424
Service revenues	19,265	29,343	24,241
Net revenue	$517,441	$232,240	$235,665

	Year Ended May 31,		
	2001	2002	2003
	(in thousands)		
Other expense, net			
Foreign exchange loss	$ (877)	$ (197)	$ (719)
Interest income	867	397	109
Interest expense	(1,341)	(1,323)	(1,073)
Other income	468	269	289
Other expense, net	$ (883)	$ (854)	$(1,394)

	Years ended May 31,		
	2001	2002	2003
	(Dollars in thousands)		
Supplemental cash flow information:			
Cash payments for:			
Interest	$1,331	$1,317	$1,024
Income taxes	$5,558	$5,010	$2,669
Noncash transactions:			
Common stock issued for purchase of Intec	$3,938	$ —	$ —
Treasury stock received from Entegris on modification of distribution agreement	$6,615	$ —	$ —
Treasury stock received from FSI for early termination of distribution agreement	$ —	$ —	$1,719
Note payable acquired in exchange for assets of AST	$ —	$1,500	$ —
Cancellation of treasury stock	$ —	$ —	$2,434
Contribution of residual equity interest for the acquisition of AST assets	$ —	$ 404	$ —

17. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First	Second	Third	Fourth
		(Dollars in thousands)		
Year ended May 31, 2002				
Net revenue	$74,373	$55,165	$ 46,733	$55,969
Operating income (loss)	$ 1,165	$(1,504)	$ (1,722)	$ 63
Net income (loss)	$ 702	$(1,550)	$ (928)	$ (992)
Basic earnings (loss) per share	$ 0.05	$ (0.12)	$ (0.07)	$ (0.08)
Diluted earnings (loss) per share	$ 0.05	$ (0.12)	$ (0.07)	$ (0.08)
Year ended May 31, 2003				
Net revenue	$64,320	$56,804	$ 57,896	$56,645
Operating loss	$(1,466)	$(5,723)	$(12,962)	$(1,610)
Net loss	$(2,419)	$(5,363)	$(12,627)	$(6,260)
Basic loss per share	$ (0.19)	$ (0.41)	$ (0.96)	$ (0.49)
Diluted loss per share	$ (0.19)	$ (0.41)	$ (0.96)	$ (0.49)

18. SUBSEQUENT EVENTS

In August, 2003 (the "closing date"), the Company issued convertible debentures for $7,000,000 with an annual interest rate of 8%, payable quarterly beginning December 1, 2003. The debentures are convertible into approximately 1,847,000 common shares of the Company at any time after the closing date based on a per share price equal to $3.79 ("set price"), which is 110% of the closing price of $3.45 per share. The closing per share price of the transaction was equal to the volume weighted average of the closing price for the common shares of the Company as listed on NASDAQ for ten days prior to and including August 20, 2003. The quarterly interest is payable with either cash or registered common shares of the Company. The Company, at its option, can require the holders to convert the debentures into common shares of the Company in the event the volume weighted average for any 20 consecutive trading days exceeds 300% of the set price. After February 25, 2007, the remaining balance of the debentures not converted into common shares must be repaid to the holders in cash, including any accrued interest.

The Company granted the purchasers and the placement agent of the convertible debentures warrants to purchase an aggregate of approximately 867,000 common shares of the Company. One half of the warrants are exercisable at 115%, with the remaining warrants being exercisable at 125% of the closing per share price. Additionally, the Company paid a fee of $287,000 to the placement agent. All warrants are exercisable for a four-year period after the closing date.

The convertible debentures and warrants will be recorded at their relative fair values in accordance with Accounting Principles Board Opinion No. 21 Interest on Receivables and Payables. The fair value assigned to the warrants will be determined using the Black Scholes formula and will be recorded effectively as a discount of the debt and an increase in shareholders' equity. In addition, in accordance with EITF 00-27 and EITF 98-5, the Company will record a deemed dividend because the conversion price of the convertible debentures, after taking into account the fair value of the warrants, is less than the closing price of the company's common stock on the closing date of $4.31 per share. This deemed dividend will also be recorded as a discount of the debentures and an increase to shareholders' equity. The company is currently assessing the fair value of the convertible debt and estimates that the

18. SUBSEQUENT EVENTS (Continued)

combined discounts described above may be substantial. The discounts will be amortized as additional non-cash interest expense over the life of the debt.

The Company will be required to file a registration statement on Form S-3 within 30 days after the closing date to register the resale of the common shares issuable upon conversion of the debentures (including common shares payable as interest on the debentures) and upon exercise of the warrants. In the event the registration statement is not effective within 60 days from the closing date (90 days in the event the SEC reviews the transaction), the Company is required to pay liquidated damages equal to 2% per month of the value of the debentures.

In August 2003, Compass Bank agreed to extend the existing credit facility with a reduced availability of $4,000,000 through November 2003. As part of the extension, Compass Bank modified the covenant of which the Company was in violation, and the Company made a payment of $3,000,000 from the proceeds of the August 2003 convertible debentures.

In July 2003, the Company renewed a $3,800,000 credit facility with the Royal Bank of Scotland.

In July 2003, the Company announced it will incur additional restructuring costs in the range of $1,000,000 to $1,300,000 for personnel and facilities during our first quarter of fiscal 2004.

19. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board ("FASB') issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of this Statement will have a material impact on our financial position, cash flows or results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21 (EITF 00-21), *Multiple-Deliverable Revenue Arrangements*. EITF 00-21 addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The consensus mandates how to identify whether goods or services or both which are to be delivered separately in a bundled sales arrangement should be accounted for separately because they are "separate units of accounting." The guidance can affect the timing of revenue recognition for such arrangements, even though it does not change rules governing the timing or patterns of revenue recognition of individual items accounted for separately. The final consensus will be applicable to agreements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. Additionally, companies will be permitted to apply the consensus guidance to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, *Accounting Changes*. The Company is assessing the impact of EITF 00-21 on its consolidated financial position and results of operations.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting of derivative instruments and hedging activities under SFAS No. 133. The amendments pertain to decisions made: (i) as part of the Derivatives Implementation Group process that require amendment to SFAS 133, (ii) in connection with other FASB projects dealing with financial instruments, and (iii) in connection with the implementation issues raised related to the application of

19. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

the definition of a derivative. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for designated hedging relationships after June 30, 2003. SFAS 149 will be applied prospectively. The Company does not believe that the adoption of SFAS 149 will have a material impact on our financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The Statement is to be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance of the date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not believe that the adoption of this Statement will have a material impact on our financial position, cash flows or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, or (FIN 46), *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51*. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We believe that the adoption of this standard will have no material effect on our consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Our Current Report on Form 8-K filed with the Commission on September 14, 2001 is incorporated herein by reference.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Based on their evaluation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this annual report, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (1) were adequate and effective to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this annual report was being prepared and (2) provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, including information regarding its consolidated subsidiaries, is recorded, processed, summarized and reported within the time periods specified by the SEC.

Changes in Internal Controls

There were no significant changes in the Company's internal controls that could significantly affect these controls subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls.

Limitations on the Effectiveness of Controls.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. The inherent limitations in all control systems include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Supervisory and Managing Directors

The following tables set forth, as of May 31, 2003, certain information with respect to the Supervisory Directors and Managing Directors of Metron:

Supervisory Board

Name	Age	Position
Robert R. Anderson	65	Supervisory Director
Joel A. Elftmann	63	Supervisory Director
Bruce M. Jaffe	59	Supervisory Director
Sho Nakanuma	71	Supervisory Director

The general meeting of shareholders appoints the Supervisory Directors and at all times has the power to suspend or dismiss any Supervisory Director. Under Netherlands law, current employees of the Company cannot serve as Supervisory Directors. A resolution to appoint a Supervisory Director can only be passed upon recommendation by the Supervisory Board. Under the Metron articles, each member of the Supervisory Board holds office for a one-year term following that member's election as a member of the Supervisory Board, or until that member's earlier resignation, death or removal by a decision of a general meeting. However, a member of the Supervisory Board elected not at the general meeting of shareholders but at an extraordinary meeting of shareholders serves until the next general meeting of shareholders or until that member's earlier resignation, death or removal by a decision of the general meeting. Each member of the Supervisory Board holds office until that member's resignation, death or removal by a decision of a general meeting of shareholders. In addition, each Supervisory Director is required to resign as of the date of the general meeting of shareholders held in the year in which that director reaches the age of 72. A shareholders' resolution to suspend or dismiss a Supervisory Director must be adopted by a two-thirds majority of the valid votes cast representing more than half of the issued share capital.

Robert R. Anderson has been a Supervisory Director of Metron since November 1995. From October 1998 through October 2000, Mr. Anderson was Chairman of the Board and from October 1998 through April 2000 Chief Executive Officer of Yield Dynamics, Inc., (YDI) a semiconductor yield management software company. Mr. Anderson was Chairman of the Board of Silicon Valley Research, a semiconductor design automation software company, from January 1994 and served as Chief Executive Officer from April 1994 until July 1995 and from December 1996 until October 1997 and as Chief Financial Officer from September 1994 to November 1995. Mr. Anderson co-founded KLA Instruments Corporation, now KLA-Tencor Corporation, a supplier of equipment for semiconductor process control, in 1975 and, until his retirement in 1999, served in various capacities including Chief Operating Officer, Chief Financial Officer, Vice Chairman and Chairman. Mr. Anderson also serves as a director of MKS Instruments, Inc., a manufacturer of systems components for the semiconductor industry, Trikon Technologies, Inc., a manufacturer of semiconductor process equipment, and Aehr Test Systems, Inc., a manufacturer of semiconductor test and burn-in equipment. Mr. Anderson is a member of the Board of Trustees of Bentley College.

Joel A. Elftmann, a co-founder of Metron, has been a Supervisory Director since November 1995 and was a Managing Director from October 1975 until November 1995. He currently serves as President of Custom Fab Solutions LLC, a custom manufacturer of components and sub assemblies for industry. Mr. Elftmann was previously the Chairman of the Board of FSI International, Inc., a principal and a large minority shareholder of Metron. Mr. Elftmann was a co-founder of FSI and served as a director of FSI from 1973 until January 2002. During that period he served at various times as

President, CEO and Chairman of the Board. Mr. Elftmann also serves as a director of Veeco, Inc. Mr. Elftmann is a Director Emeritus and past Chairman of the Board of Directors of Semiconductor Equipment & Materials International, a trade association for suppliers to the semiconductor industry.

Bruce M. Jaffe has been a Supervisory Director of Metron since November 2000. Mr. Jaffe is currently the Chief Financial Officer and Vice President of LogicVision, Inc., San Jose, CA. LogicVision is a provider of software tools used in the design and manufacture of complex semiconductors. He has been a director of Pemstar, Inc., a Minnesota-based global contract electronics manufacturer, since August 2000, and a director of Southwall Technologies, a Palo Alto, CA developer and manufacturer of thin film coatings for the automotive, electronic displays and architectural glass markets since May 2003. Mr. Jaffe served as Senior Vice President and Chief Financial Officer of Bell Microproducts, Inc., a California-based distributor of mass storage and computer products, from 1997 to 1999. From 1967 to 1996, Mr. Jaffe was employed by Bell Industries, a California-based distributor of electronic components, where he held several management positions, most recently as President, Chief Operating Officer and a member of the Board of Directors. From 1965 to 1967, Mr. Jaffe was employed as an accountant by Price Waterhouse & Co. (now PricewaterhouseCoopers LLP). Mr. Jaffe holds a B.S. degree in Business from the University of Southern California and is a certified public accountant. Mr. Jaffe currently serves on the board of advisors for the University of Southern California School of Business.

Sho Nakanuma has been a Supervisory Director of Metron since November 1999. From 1997 to 2001, Mr. Nakanuma served as Chairman of the Board of Directors of Ando Electric Company in Japan. From 1988 to 1997, Mr. Nakanuma served as President of Ando Electric Company. From 1984 to 1986, Mr. Nakanuma served as President of NEC Electronics Inc. in the United States. From 1985 to 1988, Mr. Nakanuma served as a member of the Board of Directors of NEC Corporation in Japan. Mr. Nakanuma served as a member of the Board of Directors of Semiconductor Equipment and Materials International in the United States from 1996 to 2002. Mr. Nakanuma holds a B.S. degree in Chemical Engineering from Kyoto University and a Ph.D. in Engineering from Tokyo University.

Managing Board

Name	Age	Position
Edward D. Segal	63	Chief Executive Officer and Managing Director
Dennis R. Riccio	52	President, Chief Operating Officer and Managing Director
John W. Mathews	55	Vice President, Equipment Division and Managing Director
Douglas J. McCutcheon	55	Senior Vice President, Chief Financial Officer and Managing Director (designate)

Edward D. Segal has been a Managing Director of Metron since November 1995. He joined Metron as President and Chief Executive Officer in July 1995. Prior to joining Metron, Mr. Segal served as President and Chief Executive Officer of Transpacific Technology Corporation, a company that he founded in 1982. Mr. Segal is a member of the Board of Directors of Semiconductor Equipment & Materials International, a trade association for suppliers to the semiconductor industry. Mr. Segal was a recipient of SEMI's prestigious Bob Graham Award in 2002, given for marketing contributions to the semiconductor materials and equipment industry. Mr. Segal holds a B.S. degree in Metallurgical Engineering from Rensselaer Polytechnic Institute.

Dennis R. Riccio has served as President and Chief Operating Officer since January 2002. Mr. Riccio served as Senior Vice President, Global Customer Operations, for Asyst Technologies, Inc from August 1998 to December 2001. From January 1997 to August 1998, he served as President of USA Operations of Novellus Systems, Inc., a semiconductor equipment manufacturer. From 1989 to

January 1997, he held various senior management positions at Applied Materials, Inc. Mr. Riccio holds a B.S. degree in Public Administration from the University of Arizona.

John W. Mathews presently serves as Vice President of the Equipment Solutions Division and has been with the company since May 2002. Mr. Mathews has over twenty-five years of experience in technology operations, engineering, and service. He joined Metron from his most recent position at Adaptec in Milpitas, CA, where he was Vice President, U.S. Engineering Operations. From 1993 to 2000, Mr. Mathews was Vice President, Worldwide Service, at Silicon Valley Group, Inc. During his tenure at KLA-Tencor, from 1979 to 1992, Mr. Mathews held various senior management positions. Mr. Mathews holds a B.S.E.E., M.S.E.E., and a M.S.I.A. degrees in engineering and business from Purdue University.

Douglas J. McCutcheon has served as Senior Vice President and Chief Financial Officer since January 2003. Mr. McCutcheon has over twenty-five years of experience in financial management in high-tech industries. Prior to joining Metron, he served as Senior VP, CFO of Asyst Technologies, where he oversaw corporate financial management, acquisitions and capital-raising events. He has held senior financial management positions with Cadence Design Systems, with Diasonics, and he was the President of Toshiba America Medical Credit (financing arm of Toshiba's billion-dollar medical equipment business). Mr. McCutcheon holds a B.S. degree in physics from Stanford University, an M.B.A. in finance from the University of California, Berkeley, and has served as a commissioned officer in the U.S. Navy nuclear submarine service.

There is no family relationship among any of the Company's directors and executive officers and any nominees therefor.

There are no pending or contemplated legal proceedings adverse to the Company on the part of any of the Company's directors or its executive officers.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Shares and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended May 31, 2003, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of Supervisory Directors

Each Supervisory Director of the Company receives a per meeting fee of $1,000 (plus $500 for each committee meeting attended by committee members on a separate day). The members of the Supervisory Board of Directors are also eligible for reimbursement for expenses incurred in connection with attendance at Board meetings in accordance with Company policy. In the fiscal year ended May 31, 2003, the total compensation and expenses paid to non-employee Supervisory Directors was $73,459.

Each Supervisory Director of the Company also receives stock option grants under the 1997 Supervisory Directors' Stock Option Plan (the Directors' Plan). Only non-employee Supervisory

Directors of the Company or affiliates of such directors (as defined in the Internal Revenue Code, as amended, the Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Code.

Option grants under the Directors' Plan are non-discretionary. On April 13, 1997, each Supervisory Director then in office was automatically granted an option to purchase 15,000 common shares from the Directors' Plan. Subsequently, each person elected or appointed for the first time to serve as a Supervisory Director is granted an option to purchase 15,000 common shares from the Directors' Plan. In addition, on the date of each Annual Meeting, each member of the Company's Supervisory Board of Directors who has served as a director for at least six months and who is reelected at such Annual Meeting is automatically granted an option to purchase 3,750 common shares under the Directors' Plan. The exercise price of options granted under the Directors' Plan is 100% of the fair market value of the common shares subject to the option on the date of the option grant. Options granted under the Directors' Plan may not be exercised until the date upon which such optionee, or the affiliate of such optionee, has provided one year of continuous service as a director following the date of such option grant. Options vest at a rate of 25% one year after grant date and 25% each year thereafter in accordance with the terms of the grant. The term of options granted under the Directors' Plan is ten years. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving the Company, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction, unless the Company is the surviving entity or, if the Company is not the surviving entity, the option is assumed or an equivalent option is substituted by the successor corporation.

During the fiscal year 2003, the Company granted options covering 18,750 shares to the Supervisory Directors of the Company, at an exercise price per share of $1.58. The fair market value of such Common Shares on the date of grant was $1.58 per share (based on the closing sales price reported on Nasdaq for the date of grant). In January 2003, James Dauwalter resigned as a Supervisory Director. Accordingly, all vesting ceased for all options held by Mr. Dauwalter, including the option for 3,750 shares granted in fiscal 2003. As of July 31, 2003, no options had been exercised under the Directors' Plan.

Compensation of Managing Directors

The following table shows for the fiscal years ended May 31, 2001, 2002 and 2003 compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other four most highly compensated Managing Directors (the "Named Executive Officers"):

Summary Compensation Table

		Annual Compensation			
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	All Other Compensation ($)
Edward D. Segal	2003	276,300	—	—	34,425(1)
Chief Executive Officer and Managing	2002	286,533	—	—	129,832(1)
Director	2001	307,000	199,032	—	6,078(1)
Dennis R. Riccio	2003	252,000	—	40,425(2)	1,172(3)
President, Chief Operating Officer and Managing Director	2002	101,285	—	—	425(3)
Gregory M. Claeys	2003	166,500	—	2,731(3)	—
Vice President, Materials Division and	2002	172,677	—	4,893(3)	2,880(4)
Managing Director	2001	185,000	126,240	3,354(3)	2,880(4)
John W. Mathews Vice President, Equipment Division and Managing Director	2003	213,750	—	—	981(3)
Douglas J. McCutcheon Senior Vice President and Chief Financial Officer and Managing Director (Designate)	2003	96,000(5)	—	62,800(6)	360(3)

(1) For 2003, represents $31,704 in interest on shareholder receivables, $1,624 in car allowances, and $1,097 in insurance premiums. For 2002, represents $3,150 in payments to a defined contribution plan, $1,611 in car allowances, $1,277 in insurance premiums, $80,307 in interest on shareholder receivables, and $43,487 in tax services. For 2001, represents $3,150 in payments to a defined contribution plan, $1,836 in car allowances and $1,092 in insurance premiums.

(2) Represents housing allowance.

(3) Represents insurance premiums.

(4) Represents payments to a defined contribution plan.

(5) Mr. McCutcheon was appointed Senior Vice President and Chief Financial Officer of the Company in January 2003.

(6) Represents consulting arrangement prior to employment.

Stock Option Grants And Exercises

The Company grants options to its executive officers under its Amended and Restated Employee Stock Option Plan (the "Option Plan" and Supplemental Stock Option Plan (the "Supplemental Plan"). As of July 31, 2003, options to purchase a total of 4,339,420 shares were outstanding under the Option Plan and options to purchase 293,331 shares remained available for grant thereunder, and options to purchase a total of 115,000 shares were outstanding under the Supplemental Plan and options to purchase 385,000 shares remained available for grant thereunder.

The following tables show, for the fiscal year ended May 31, 2003, certain information regarding options granted to, exercised by, and held at year-end by, the Named Executive Officers:

OPTION/SAR GRANTS IN FISCAL 2003

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/ SARs Granted to Employees in Fiscal Year(1)	Exercise Or Base Price ($/Sh)(2)	Expiration Date	5% ($)	10% ($)
Edward D. Segal(4)	50,000	4.0%	$2.00	December 2012	$ 162,889	$ 259,374
Dennis R. Riccio(5)	35,000	2.4%	$2.10	December 2012	114,023	181,562
Gregory M. Claeys(6)	25,000	2.0%	$2.00	December 2012	81,445	129,687
	75,000	5.9%	$8.90	June 2012	1,087,287	1,731,323
John W. Mathews(7)	15,000	1.2%	$2.00	December 2012	48,867	77,812
Douglas J. McCutcheon(8)	100,000	7.9%	$1.55	January 2013	252,479	402,155

(1) Based on options to purchase an aggregate of 1,265,430 shares granted to employees (including employee directors) during the fiscal year ended May 31, 2003. The foregoing total excludes options granted to consultants and non-employee directors.

(2) The exercise price per share of each option was equal to the quoted fair market value of the common shares on the date of grant.

(3) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% rates represent certain assumed rates of appreciation only, in accordance with the rules of the Securities and Exchange Commission, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual further performance of the common shares, and no gain to the optionee is possible unless the stock price increases over the option term.

(4) 6.25% of the shares subject to Mr. Segal's option grants vested on March 2, 2003, and 6.25% of such shares vest every quarter during the four years thereafter.

(5) 6.25% of the shares subject to Mr. Riccio's option grants vested on March 2, 2003, and 6.25% of such shares vest every quarter during the four years thereafter.

(6) 6.25% of the shares subject to Mr. Claeys's option grants vested on March 2, 2003, and 6.25% of such shares vest every quarter during the four years thereafter.

(7) 6.25% of the 15,000 shares subject to Mr. Mathews' option grants vested on March 3, 2003, and 6.25% of such shares vest every quarter during the four years thereafter. For the 75,000 shares, 25% vests on June 2, 2003, and 25% of such shares vest annually during the three years thereafter.

(8) 6.25% of the shares subject to Mr. McCutcheon's option grants vested on April 7, 2003, and 6.25% of such shares vest every quarter during the four years thereafter.

Aggregated Option/SAR Exercises in Last Fiscal Year, and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward D. Segal	12,000	$103,600	502,197	161,251	$1,406	$21,094
Dennis R. Riccio	—	—	95,937	239,063	984	14,766
Gregory M. Claeys	—	—	124,608	61,642	703	10,547
John W. Mathews	—	—	937	89,063	422	6,328
Douglas J. McCutcheon	—	—	6,250	93,750	5,625	84,375

(1) The value realized is based on the fair market value of the Company's Common Shares on the exercise date minus the exercise price.

(2) The valuations are based on the fair market value of the Company's Common Shares on May 31, 2003 of $2.45, minus the exercise price of the options.

Employment Agreements and Termination of Employment Arrangements

Each of the Named Executive Officers is employed pursuant to an employment contract with a subsidiary of Metron, which is incorporated in his country of residence. As a consequence of the fact that the Company was reporting operating losses, all Named Executive Officers agreed to accept a 10% reduction in their current base salaries effective October 1, 2001 for an indefinite period. The reductions remained in effect as of the end of fiscal year 2003.

Edward D. Segal is employed pursuant to an employment contract entered into in September 1999 with Metron Technology Corporation, a California corporation and wholly-owned subsidiary of the Company (MTC), and with the Company. The employment contract provides that Mr. Segal will serve as a Managing Director of the Company and as the Company's Chief Executive Officer at an annual salary of not less than $295,000. The agreement also provides for Mr. Segal's participation in an annual incentive compensation plan approved by the Supervisory Board and for other usual and customary benefits. The Company and MTC agreed to indemnify Mr. Segal against any liability to which he may be subject for judgments, settlements, penalties, fees and expenses of defense, including attorney's fees, bonds and costs of investigation, arising out of or in any way related to acts or omissions as a member of the Managing Board, or an executive officer, or in any other capacity in which services are rendered to the Company or MTC and its subsidiaries. However, Mr. Segal would not be entitled to indemnification under this agreement under certain circumstances, including if indemnification is expressly prohibited under applicable law or if indemnification is expressly prohibited by Metron's Articles or MTC's charter. If Mr. Segal's employment is terminated by MTC without cause or by Mr. Segal for good reason or due to disability, in exchange for Mr. Segal's signing a release of all claims, he will continue to receive his base salary for a period of 12 months in addition to other customary benefits.

Dennis R. Riccio is employed pursuant to an employment contract entered into in November 2001 with MTC and with the Company. The employment contract provides that Mr. Riccio will serve as a Managing Director of the Company and as the Company's President and Chief Operating Officer at an annual salary of not less than $280,000. The agreement also provides for Mr. Riccio's participation in an annual incentive compensation plan approved by the Supervisory Board and for other usual and customary benefits. The Company and MTC agreed to indemnify Mr. Riccio against any liability to which he may be subject for claims, damages, judgments, losses, liabilities, fees and expenses of defense, including attorney's fees, bonds and costs of investigation, arising out of or in any way related to acts or omissions as a member of the Managing Board, or an executive officer, or in any other capacity in which services are rendered to the Company or MTC and its subsidiaries. However, Mr. Riccio would not be entitled to indemnification under this agreement under specified circumstances including if indemnification is expressly prohibited under applicable law or prohibited by Metron's Articles or MTC's charter. If Mr. Riccio's employment is terminated by MTC without cause or by Mr. Riccio for good reason or due to disability, in exchange for Mr. Riccio's signing a release of all claims, he will continue to receive his final base salary for a period of 12 months in addition to other customary benefits.

Gregory M. Claeys is employed pursuant to an employment contract entered into in July 1998 with Kyser, MTC and the Company. The employment contract provides that Mr. Claeys will serve as President of Kyser at an annual salary of not less than $170,000. The agreement also provided for the Company's grant of an option to purchase 90,000 Common Shares to Mr. Claeys upon execution of the contract. Under the agreement, Mr. Claeys participates in an annual incentive compensation plan approved by the Supervisory Board and an incentive compensation plan for employees of Kyser and for other usual and customary benefits. The Company and MTC agree to indemnify Mr. Claeys against any liability to which he may be subject for judgments, settlements, penalties, fees and expenses of defense, including attorney's fees, bonds and costs of investigation, arising out of or in any way related to acts or omissions as an employee, officer, director or agent in which services are rendered to Kyser. However, Mr. Claeys would not be entitled to indemnification under this agreement under specified circumstances, including if indemnification is expressly prohibited under applicable law or prohibited by Kyser's charter. During July 2003, Mr. Claeys resigned as a Managing Director of the Company.

Douglas J. McCutcheon is employed pursuant to an employment contract entered into in January 2003 with MTC and with the Company. The employment contract provides that Mr. McCutcheon will serve as a Managing Director of the Company and as the Company's Senior Vice President and Chief Financial Operating Officer at an annual salary of not less than $225,000. The Company granted Mr. McCutcheon an option to purchase 100,000 Common Shares and an additional option to purchase 50,000 Common Shares in June 2003. The agreement also provides for Mr. McCutcheon's participation in an annual incentive compensation plan approved by the Supervisory Board and for other usual and customary benefits. The Company and MTC agreed to indemnify Mr. McCutcheon against any liability to which he may be subject for claims, damages, judgments, losses, liabilities, fees and expenses of defense, including attorney's fees, bonds and costs of investigation, arising out of or in any way related to acts or omissions as a member of the Managing Board, or an executive officer, or in any other capacity in which services are rendered to the Company or MTC and its subsidiaries. However, Mr. McCutcheon would not be entitled to indemnification under this agreement under specified circumstances including if indemnification is expressly prohibited under applicable law or prohibited by Metron's Articles or MTC's charter. If Mr. McCutcheon's employment is terminated by MTC without cause or by Mr. McCutcheon for good reason or due to disability, in exchange for Mr. McCutcheon's signing a release of all claims, he will continue to receive his final base salary for a period of 12 months in addition to other customary benefits.

Compensation Committee Interlocks and Insider Participation

The Company's compensation committee consists of Messrs. Anderson, Elftmann and Nakanuma.

None of the current members of the Company's compensation committee is an officer or employee of the Company. Mr. Elftmann is President of Custom Fab Solutions LLC and was recently the Chairman of the Board of FSI, one of the Company's suppliers and shareholders. See "Certain Transactions" for a more detailed description of the relationship between the Company and each of FSI and Custom Fab Solutions LLC.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's Common Shares as of July 31, 2003 by: (i) each Supervisory Director and nominee for Supervisory Director; (ii) each Managing Director named in the Summary Compensation Table and the nominees for Managing Director; (iii) all Managing Directors and Supervisory Directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Shares. Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their Common Shares, except to the extent authority is shared by spouses under applicable law. Unless otherwise noted, the address of each shareholder is c/o Metron Technology N.V., 4425 Fortran Drive, San Jose, California 94010.

Name and Address	Common Shares as of July 31, 2003	Total Shares Beneficially Owned(1)	Percentage
Entegris, Inc.(2) 3500 Lyman Boulevard Chaska, MN 55318	1,565,687	1,593,811	12.6%
FSI International, Inc.(3) 322 Hazeltime Drive Chaska, MN 55318	2,123,582	2,150,769	17.1%
Joel A. Elftmann	0	937	*
Robert R. Anderson(4)	42,237	70,361	*
Sho Nakanuma(5)	0	14,062	*
Bruce M. Jaffe(6)	2,000	10,437	*
Edward D. Segal(7)	596,298	1,251,485	9.9%
Dennis R. Riccio(8)	20,000	143,125	1.1%
Gregory M. Claeys(9)	127,192	223,733	1.8%
John W. Mathews(10)	2,808	24,994	*
Douglas J. McCutcheon(11)	0	15,625	*
All Supervisory Directors and Managing Directors as a group (9 persons)(12)	790,535	1,754,758	13.9%

* Represents beneficial ownership of less than one percent of the Company's Common Shares.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Applicable percentage ownership is based on 12,609,278 Common Shares outstanding as of July 31, 2003, together with applicable options for such shareholder. Common Shares subject to options currently exercisable, or exercisable within 60 days of July 31, 2003, are not deemed outstanding for computing the percentage ownership of any other person.

(2) Includes 28,124 shares issuable to Entegris pursuant to options exercisable within 60 days of July 31, 2003.

(3) Includes 27,187 shares issuable to FSI pursuant to options exercisable within 60 days of July 31, 2003.

(4) Consists of 42,237 shares held by Mr. Anderson and 28,124 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(5) Consists of 14,062 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(6) Consists of 2,000 shares held by Mr. Jaffe and 8,437 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(7) Consists of 466,770 shares held by Mr. Segal, 129,528 shares held by Segal Investments LP, an investment partnership of which Mr. Segal is the Managing Partner, and 525,659 shares issuable pursuant to options exercisable within 60 days of July 31, 2003. Mr. Segal disclaims beneficial ownership of the shares held by Segal Investments LP.

(8) Consists of 20,000 shares held by Mr. Riccio, and 96,541 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(9) Consists of 127,192 shares held by Mr. Claeys, and 96,541 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(10) Consists of 2,808 shares held by Mr. Mathews, and 22,186 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(11) Consists of 15,625 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(12) Includes an aggregate of 790,535 shares issuable pursuant to options exercisable within 60 days of July 31, 2003. Also includes an aggregate of 834,695 shares held by Entegris and 129,528 shares owned by the investment partnership of Mr. Segal.

Equity Compensation Plan Information

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of May 31, 2003.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance (Excluding Securities Reflected in Column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,730,228	$7.16	627,523
Equity compensation plans not approved by security holders	115,000	$1.49	350,000
Total	3,845,228	$6.99	977,523

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Transactions

Transactions with FSI

As of May 31, 2003, FSI held approximately 16.8% of the Company's outstanding shares. In fiscal and 2002 and 2003 products from FSI accounted for 12%, and 10% of the Company's revenue, respectively. In addition, Mr. Elftmann, a Supervisory Director of the Company, was Chairman of the Board of FSI until January 2002.

Distribution Agreement. In October 2002, the Company and FSI International, Inc. ("FSI") entered into a transition agreement, providing for the early termination of their distribution agreements in Europe and Asia. Pursuant to the agreement, effective March 1, 2003 (the "closing date"), FSI assumed direct sales, service and applications support and logistics responsibilities for its surface conditioning and microlithography products in Europe and Asia, except that the Company continued to take purchase orders for spare parts until April 15, 2003 in accordance with the terms of the distribution agreements, while the Company will continue to represent FSI products in Israel.

Under the terms of the transition agreement, during the second quarter of fiscal 2003, FSI advanced $3.0 million in cash to the Company. On the closing date, the advance was applied toward the repurchase by FSI of inventory and equipment that the Company purchased under the current distribution arrangement. As consideration, FSI agreed to pay to the Company an early termination fee of $2.75 million. The agreement required FSI to surrender up to 1,154,000 of the Company's common shares owned by FSI with a maximum value of $2.75 million as a form of consideration for the termination fee.

Other Agreements. FSI was also party to an investor rights agreement which granted FSI registration rights pursuant to the shares it owns. The investor rights agreement terminated by its terms on November 19, 2002. As a Supervisory Director of the Company, Mr. Elftmann receives yearly option grants. In addition, Mr. Elftmann agreed to convey title to these options (if this is permitted by their terms) and any shares received upon exercise of the option to FSI or to sell the shares and remit the proceeds to FSI upon FSI's request.

Transactions with Entegris

As of May 31, 2003, Entegris, Inc. ("Entegris") held approximately 12.4% of the Company's outstanding shares, and for both fiscal 2002 and 2003, products from Entegris accounted for 13% of the Company's revenue.

Distribution Agreements. On January 8, 2001 the Company and Entegris entered into an agreement to modify their existing distribution relationship. Pursuant to that agreement, Entegris agreed to transfer to the Company 1,125,000 common shares of Metron and make cash payments totaling $1.75 million to the Company over a 15-month period. On February 13, 2001, the Company and Entegris entered into a transition agreement whereby Entegris assumed direct sales responsibility for products from its Microelectronics Group in Europe beginning April 1, 2001, and in Asia beginning May 1, 2001. Pursuant to the transition agreement, Metron received revenue (either in the form of a 10% sales commission or a discount off the sales list price, which ranges from 5% to 40% depending on the product) for orders received before the above dates and shipped within the 90 days following these dates. In addition, on March 1, 2001, the Company and Entegris entered into a new distribution agreement, under which the Company will continue to distribute Entegris' Fluid Handling Group product line in all regions in Europe, Asia, and parts of the United States covered under the previous distribution agreements. The distribution agreement will continue until August 31, 2005 and renew automatically for successive five-year terms. The parties may terminate the agreement early under certain circumstances or, with 12 months' notice, at the end of the then-current term. Pursuant to the distribution agreement, Entegris has agreed to sell products to the Company at a 10% to 40% discount from the published list price, depending on the product. If Entegris asks the Company to act as a manufacturer's sales representative, Entegris will provide the Company with a commission structure for those sales.

Other Agreements. Entegris was also party to an investor rights agreement which granted Entegris registration rights pursuant to the shares it owns. The investor rights agreement terminated by its terms on November 19, 2002.

Indebtedness of Management

In July 1995, Edward D. Segal, President and Chief Executive Officer entered into a Tax Indemnification Agreement ("TIA") with the Company as part of its acquisition of Transpacific Technology Corporation. At the time of the acquisition and until it completed its initial public offering in November 1999, Metron was a "controlled foreign corporation" under Subpart F of the US Internal Revenue Code ("Subpart F"), and as a "US person" the officer/director was liable for personal income tax on income imputed to him under Subpart F. Under the agreement, the Company has provided cash advances for taxes due for Subpart F income that totaled $270,000 at May 31, 2003. Under the TIA, Mr. Segal is required to repay these advances only to the extent that he benefits from the increase in the tax basis of his holding of Metron stock. Accordingly, in fiscal 2001, the Company recorded a reserve of $160,000 against these advances. Repayment of a portion of the advances is required beginning with the first sale of shares owned by Mr. Segal.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

1. **Financial Statements**

The Financial Statements required by this item, with the report of independent auditors, are submitted in a separate section beginning on page 34 of this Annual Report on Form 10-K.

2. **Financial Statement Schedules**

The financial statement schedule "Schedule II—Valuation and Qualifying Accounts" is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the consolidated financial statements.

All other schedules for which provisions are made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.

3. Exhibits

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Description of Document
2.1(i)	Agreement and Plan of Merger and Reorganization among Metron Technology B.V., Metron Acquisition Sub, Inc. and T.A. Kyser Co., dated June 12, 1998
2.2(ii)	Agreement for the acquisition of the whole of the issued share capital of Shieldcare Limited
2.3(i)	Amendment to Agreement and Plan of Merger and Reorganization among Metron Technology B.V., Metron Acquisition Sub, Inc. and T.A. Kyser Co., dated July 13, 1998
2.4(i)	Joinder Agreement among certain stockholders of T.A. Kyser Co, Metron Technology B.V. and Metron Acquisition Sub, Inc. dated July 13, 1998
3.1(i)	Articles of Association of the Registrant and translation thereof
4.1(i)	Reference is made to Exhibits 3.1, 10.23, 10.24 and 10.26
4.2(i)	Specimen Common Share Certificate
4.3(viii)	Form of 8% Convertible Debenture
10.1(i)	1997 Supervisory Directors' Stock Option Plan
10.2(i)	Form of 1997 Supervisory Directors' Stock Option Agreement
10.3(i)	Amended and Restated Metron Technology N.V. Employee Stock Option Plan
10.4(i)	Form of Metron Technology N.V. Employee Stock Option Agreement (for employees in countries other than the United States and the United Kingdom)
10.5(i)	Form of Metron Technology N.V. Employee Stock Option Agreement (for employees in the United States)
10.6(i)	Form of Metron Technology N.V. Employee Stock Option Agreement (for employees in the United Kingdom)

Exhibit Number	Description of Document
10.7(i)	Aufhebungs und Ruhestandsvertrag (Cancellation and Early Retirement Agreement) between Metron Technology (Deutschland) GmbH, Metron Technology B.V. and Udo Jaensch dated February 2, 1999 and translation thereof
10.8(i)	Share Purchase Agreement (CME) between FSI International, Inc. and Metron Technology B.V. dated February 27, 1999
10.9(i)	Share Purchase Agreement (CMK) between FSI International, Inc. and Metron Technology B.V. dated February 27, 1999
10.10(i)	Agreement to Terminate Joint Venture Agreements and Distribution Agreement between FSI International, Inc. and Metron Technology B.V. dated May 18, 1999
10.11(i)	FSI/Metron Distribution Agreement dated March 31, 1998 between FSI International, Inc. and Metron Technology B.V.
10.12(i)	Distribution Agreement dated July 6, 1995 between Fluoroware, Inc. (now a wholly-owned subsidiary of Entegris, Inc.) and Metron Semiconductors Europa B.V. (now Metron Technology N.V.)
10.13(i)	U.S. Stocking Distributor Five-Year Agreement as of September 1, 1997 between Fluoroware, Inc. and Kyser Company
10.14(i)	Form of Employment Agreement among Metron Technology B.V., Metron Technology Corporation and Edward D. Segal, Michael A. Grandinetti, Peter V. Leigh and Keith Reidy
10.17(i)	Metron Technology Employee Stock Purchase Plan
10.18(i)	T.A. Kyser Co. Employee Stock Ownership Trust as amended and restated March 17, 1997
10.19(i)	Amendment No. 1 dated July 13, 1998 to the T.A. Kyser Co. Employee Stock Ownership Trust
10.20(i)	T.A. Kyser Co. Employee Stock Ownership Plan as amended and restated March 17, 1997
10.21(i)	Amendment No. 1 dated June 12, 1998 to the T.A. Kyser Co. Employee Stock Ownership Plan
10.22(i)	Amendment No. 2 dated July 13, 1998 to the T.A. Kyser Co. Employee Stock Ownership Plan
10.23(i)	Investors Rights Agreement dated July 6, 1995 among Metron Semiconductors Europa B.V. and the Investors as defined therein
10.24(i)	Accession Agreement dated October 15, 1998 among Metron Technology B.V., the Original Parties as defined therein, Segal Investments, L.P., M. Segal, N. Segal, M. Segal as trustee of the Matthew Dean Segal 1997 Trust and N. Segal as trustee of the Matthew Dean Segal 1997 Trust
10.25(i)	Confirmation Agreement dated October 15, 1998 among Metron Technology B.V. and the Investors as defined in the Investor Rights Agreement of July 6, 1995
10.26(i)	Accession Agreement dated July 13, 1998 among Metron Technology B.V., the Stockholders and the Signing Stockholders as defined therein
10.27(i)	Consent Agreement dated July 13, 1998 among Metron Technology B.V. and the Investors as defined therein

Exhibit Number	Description of Document
10.33(i)	Amended and Restated Buy and Sell Agreement among Metron Technology B.V. and the Significant Shareholders as defined therein, as of July 6, 1995.
10.34(i)	Form of Indemnification Agreement among Metron Technology B.V. and the Investors as defined therein
10.35(i)	Employment Agreement dated September 1, 1999 among Metron Technology B.V., Metron Technology Corporation and Edward D. Segal
10.39(iii)	Tax Indemnification Agreement dated July 6, 1995 among Metron Technology B.V., Metron Technology Corporation and Edward D. Segal
10.40(iv)	Stock Purchase Agreement, dated as of November 17, 2000, among Metron Technology N.V. and Cher Lew Hiong James, Chia Chiap Heng Basil, Cher Lew Kwang Francis and Elite Star Enterprises Pte. Ltd.
10.41(v)	Agreement, dated as of January 8, 2001, by and among Entegris, Inc., a Minnesota corporation, Fluoroware, Inc., a Minnesota corporation, and Metron Technology N.V., a Netherlands corporation.
10.42(v)	Transition Agreement, dated as of February 13, 2001, by and among Entegris, Inc., a Minnesota corporation, Fluoroware, Inc., a Minnesota corporation, and Metron Technology N.V., a Netherlands corporation.
10.43(v)	Letter Agreement, dated February 23, 2001, by and among Entegris, Inc., a Minnesota corporation, Fluoroware, Inc., a Minnesota corporation, and Metron Technology N.V., a Netherlands corporation.
10.44(v)	Worldwide Stocking Distributor Agreement, dated March 1, 2001, between Entegris, Inc. and Metron Technology N.V.
10.45(vi)	Employment Agreement dated November 1, 2001 among Metron Technology N.V., Metron Technology Corporation and Dennis Riccio
10.46(viii)	Subscription Agreement, dated as of August 25, 2003, by and between Metron Technology N.V. and the Purchasers.
10.47(viii)	Form of Common Share Warrant issued to the Purchasers.
10.48(viii)	Registration Rights Agreement, dated as of August 25, 2003, by and between Metron Technology N.V. and the Purchasers.
10.49	Amended and Restated Metron Technology Supplemental Stock Option Plan.
16.1(vii)	Letter, dated as of September 14, 2001, from KPMG LLP, the Registrant's former accountants, to the Securities and Exchange Commission.
21.1(i)	List of Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, independent accountants
23.2	Consent of KPMG LLP, independent auditors
24.1	Power of Attorney (included on signature page)
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).

Exhibit Number	Description of Document
32.1*	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350).
99.1(ii)	Press Release, dated as of March 3, 2000, entitled "Metron Technology Acquires Critical Parts Cleaning Business"

(i) Incorporated by reference from the Company's Registration Statement on Form S-1 (No. 333-87665), filed with the Commission on September 23, 1999, as amended through the date hereof.

(ii) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on March 17, 2000, and incorporated herein by reference.

(iii) Incorporated by reference from the Company's Form 10-K/A, filed with the Commission on September 15, 2000 and incorporated herein by reference.

(iv) Filed as an exhibit to the Company's Form 10-Q, filed with the Commission on January 16, 2001, and incorporated herein by reference.

(v) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on March 2, 2001, and incorporated herein by reference.

(vi) Filed as an exhibit to the Company's Form 10-K, filed with the Commission on August 15, 2002, and incorporated herein by reference.

(vii) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on September 14, 2002, and incorporated herein by reference.

(viii) Filed as an exhibit to the Company's Form 8-K, filed with the Commission on August 27, 2003, and incorporated herein by reference.

* This certification accompanies the Periodic Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(b) Reports on Form 8-K:

The Company's current report on Form 8-K filed the SEC on April 8, 2003, describing and furnishing the press release announcing our earnings for the fiscal quarter ended February 28, 2003, which press release included our condensed consolidated balance sheets and condensed consolidated statements of operations for the period.

(c) See Exhibits listed under Item 14(a)(3).

(d) Not applicable. See Item 14(a)(2).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlingame, State of California, on August 29, 2003.

METRON TECHNOLOGY N.V.

By: /s/ EDWARD D. SEGAL

Edward D. Segal
Chairman and Chief Executive Officer and Managing Director
(Principal Executive Officer)

By: /s/ DOUGLAS J. MCCUTCHEON

Douglas J. McCutcheon
Senior Vice President and Chief Financial Officer and Managing Director, Designate
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Edward D. Segal and Douglas J. McCutcheon, and each or any one of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission this Annual Report on Form 10-K, (ii) act on, sign and file such certificates and other documents as may be necessary or appropriate in connection therewith, and (iii) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT R. ANDERSON Robert R. Anderson	Supervisory Director	August 29, 2003
/s/ JOEL A. ELFTMANN Joel A. Elftmann	Supervisory Director	August 29, 2003
/s/ BRUCE M. JAFFE Bruce M. Jaffe	Supervisory Director	August 29, 2003

Signature	Title	Date
/s/ SHO NAKANUMA Sho Nakanuma	Supervisory Director	August 29, 2003
/s/ EDWARD D. SEGAL Edward D. Segal	Chairman and Chief Executive Officer and Managing Director *(Principal Executive Officer)*	August 29, 2003
/s/ DOUGLAS J. MCCUTCHEON Douglas J. McCutcheon	Senior Vice President and Chief Financial Officer and Managing Director, Designate *(Principal Financial and Accounting Officer)*	August 29, 2003

Metron Technology N.V.

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deduction	Balance at End of Period
COL. A	COL. B	COL. C	COL. C	COL. D	COL. E
		(In Thousands)			
Deducted from asset accounts:					
Year ended May 31, 2001:					
Allowance for doubtful accounts	$ 685	$2,400	$—	$ 224	$2,861
Inventory valuation allowance	$5,111	$4,932	$—	$1,796	$8,247
Deducted from asset accounts:					
Year ended May 31, 2002:					
Allowance for doubtful accounts	$2,861	$ 789	$—	$1,864	$1,786
Inventory valuation allowance	$8,247	$4,066	$—	$4,186	$8,127
Deducted from asset accounts:					
Year ended May 31, 2003:					
Allowance for doubtful accounts	$1,786	$ 241	$—	$ 892	$1,135
Inventory valuation allowance	$8,127	$1,504	$—	$1,369	$8,262

METRON

METRON TECHNOLOGY N.V.
4425 Fortran Drive
San Jose, California 95134-2300
USA

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 28, 2003

To The Shareholders Of Metron Technology N.V.:

Notice Is Hereby Given that the Annual General Meeting of Shareholders (the "Annual Meeting") of Metron Technology N.V., a corporation organized under the laws of The Netherlands (the "Company"), will be held on Tuesday, October 28, 2003 at 5:30 p.m. local time at the offices of Nauta Dutilh, Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands for the following purposes:

1) To elect supervisory directors to hold office until the next Annual General Meeting of Shareholders and until their successors are elected;

2) To elect managing directors to serve until suspended or dismissed by the shareholders or by the Supervisory Board;

3) To approve the Company's Amended and Restated Employee Stock Option Plan, as amended, to increase the aggregate number of Common Shares authorized for issuance under such plan by 600,000 shares;

4) To approve the Company's Amended and Restated 1997 Directors' Stock Option Plan, as amended, to increase the annual option grant to each supervisory director from an option to purchase 3,750 shares to an option to purchase 5,000 shares;

5) To approve the adoption of the Company's 2003 Employee Stock Purchase Plan, authorizing an aggregate of 200,000 Common Shares for issuance under such plan;

6) To approve the Company's ability to issue common shares in an aggregate amount exceeding 19.999% of the Company's outstanding shares pursuant to convertible debentures and warrants issued in August 2003;

7) To approve the adoption of the Annual Accounts ("*jaarrekening*") of the Company for the fiscal year ended May 31, 2003;

8) To approve the selection of PricewaterhouseCoopers N.V. as statutory auditors of the Annual Accounts ("*jaarrekening*") of the Company for the fiscal year ending May 31, 2004, and to ratify the selection of PricewaterhouseCoopers LLP as independent accountants of the Company for the fiscal year ending May 31, 2004;

9) To approve the preparation of the Company's Annual Report for the fiscal year ended May 31, 2003 in the English language; and

10) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Copies of the Annual Accounts, the Annual Report and the list of nominees for the Supervisory Board and Managing Board are open for inspection at the principal executive offices of the Company, located at 4425 Fortran Drive, San Jose, California 95134-2300, USA, and the Company's principal office in The Netherlands, located at Kabelstraat 36, NL-1322 AD Almere, by registered shareholders and other persons entitled to attend meetings of shareholders of the Company. Such copies will be open for inspection from the date hereof until the close of the Annual Meeting. In addition, we have enclosed a copy of our Annual Report with this Proxy Statement.

Under the laws of The Netherlands, you are entitled to attend and address the Annual Meeting if, on the date on which the Annual Meeting is held, you are an actual shareholder of the Company, and to vote thereat according to the number of shares of the Company which you hold on such date. Accordingly, if prior to the meeting you decide to grant a proxy in order to be represented at the meeting and, after you have granted your proxy you transfer some or all the shares of the Company you held at that time, your proxy will be deemed to represent the number of shares of the Company you held on the date you granted the proxy *minus* any shares of the Company you subsequently transferred *plus* any shares of the Company you acquired since such date. On the date of and prior to the commencement of the Annual Meeting, the Company will verify who is a shareholder of the Company.

By Order of the Board of Supervisory Directors

J A Elftmann

Joel A. Elftmann
Supervisory Director

San Jose, California
September 29, 2003

ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

METRON TECHNOLOGY N.V.
4425 Fortran Drive
San Jose, California 95134-2300
USA

PROXY STATEMENT
FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

October 28, 2003

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Supervisory Directors (the "Supervisory Board") of Metron Technology N.V., a company organized under the laws of The Netherlands ("Metron" or the "Company"), for use at the annual general meeting of shareholders to be held on October 28, 2003, at 5:30 p.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. The Annual Meeting will be held at the offices of Nauta Dutilh, Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands. The Company intends to mail this proxy statement and accompanying proxy card on or about October 1, 2003 to all shareholders entitled to vote at the Annual Meeting as of the date of the most recent shareholders' register.

Solicitation

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to shareholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names common shares of the Company ("Common Shares") beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Shares for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Submitting Your Proxy

You may submit your proxy to vote by facsimile. To do so, please follow these three easy steps: (1) read the accompanying Proxy Statement, (2) complete, sign, and date the Proxy Card and (3) fax the completed, signed, and dated Proxy Card to (303) 262-0700. Your facsimile transmission must be received prior to 5:00 p.m. Pacific Standard Time on October 27, 2003.

You may submit your proxy to vote by mail. To do so, please follow these three easy steps: (1) read the accompanying Proxy Statement, (2) complete, sign and date the Proxy Card and (3) mail the completed, signed and dated Proxy Card in the enclosed return envelope which is postage prepaid if mailed in the United States. Your return envelope must be received prior to 5:00 p.m. Pacific Standard Time on October 27, 2003.

Voting Rights and Outstanding Shares

Only holders of record of Common Shares on October 28, 2003 will be entitled to vote at the Annual Meeting. At the close of business on August 31, 2003, the Company had outstanding and entitled to vote 12,609,078 Common Shares.

Each holder of record of Common Shares on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

All votes will be tabulated by the inspector of elections appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Abstentions and broker non-votes are counted towards a quorum for purposes of Nasdaq's quorum requirement. No quorum is required under Netherlands law in order for the Annual Meeting to constitute a valid meeting of shareholders under Netherlands law. Broker non-votes are not counted for the purpose of determining whether the approval of a majority of the shares present in person or represented by proxy and entitled to vote at the meeting has been obtained, however broker non-votes are counted for the purpose of determining the total issued share capital of the Company.

Revocability of Proxies

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with Mr. C.H.T. Koetsier, Esq. at the offices Nauta Dutilh, Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Shareholder Proposals

The deadline for submitting a shareholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2004 annual general meeting of shareholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 (the "1934 Act") is June 3, 2004. Shareholders wishing to submit proposals or director nominations that are not to be included in such proxy statement and proxy must do so no earlier than August 28, 2004, and no later than September 27, 2004. Shareholders are also advised to review the Company's Articles of Association ("Articles"), which contain additional requirements with respect to advance notice of shareholder proposals and director nominations.

Proposal 1

Election Of Supervisory Directors

There are six nominees for the six Supervisory Board positions presently authorized by the Supervisory Board and the Company's Articles. Each supervisory director to be elected will hold office until the next annual general meeting of shareholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. Except for Messrs. Ditmore and George, each nominee listed below is currently a supervisory director of the Company and was elected by the shareholders. See "Duties of Metron Management" for a discussion of the duties of the Supervisory Board.

Supervisory directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote, provided that the votes represent more than half of the issued share capital of the Company. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Supervisory Board may propose. Each person nominated for election has agreed to serve if elected, and the Supervisory Board has no reason to believe that any nominee will be unable to serve.

The Supervisory Board Recommends A Vote In Favor Of Each Named Nominee.

Nominees

The names of the nominees and certain information about them as of May 31, 2003 are set forth below:

Name	Age	Principal Occupation
Mr. Robert R. Anderson	65	Former Chairman and Chief Executive Officer of Yield Dynamics, Inc.
Mr. Dana C. Ditmore	62	President of Oak Valley Consulting, Inc.
Mr. Joel A. Elftmann	63	President of Custom Fab Solutions LLC
Mr. William L. George	60	Senior Vice President, Operations, ON Semiconductor
Mr. Bruce M. Jaffe	59	Chief Financial Officer and Vice President of LogicVision, Inc.
Mr. Sho Nakanuma	71	Former Chairman of Ando Electric Company

Robert R. Anderson has been a supervisory director of Metron since November 1995. From October 1998 through October 2000, Mr. Anderson was Chairman of the Board and from October 1998 through April 2000 Chief Executive Officer of Yield Dynamics, Inc., (YDI) a semiconductor yield management software company. Mr. Anderson was Chairman of the Board of Silicon Valley Research, a semiconductor design automation software company, from January 1994 and served as Chief Executive Officer from April 1994 until July 1995 and from December 1996 until October 1997 and as Chief Financial Officer from September 1994 to November 1995. Mr. Anderson co-founded KLA Instruments Corporation, now KLA-Tencor Corporation, a supplier of equipment for semiconductor process control, in 1975 and, until his retirement in 1999, served in various capacities including Chief Operating Officer, Chief Financial Officer, Vice Chairman and Chairman. Mr. Anderson also serves as a director of MKS Instruments, Inc., a manufacturer of systems components for the semiconductor industry, Trikon Technologies, Inc., a manufacturer of semiconductor process equipment, and Aehr Test Systems, Inc., a manufacturer of semiconductor test and burn-in equipment. Mr. Anderson is a member of the Board of Trustees of Bentley College.

Dana C. Ditmore, following his retirement from Applied Materials in 1997, has served as President of Oak Valley Consulting, Inc., which specializes in senior executive coaching and mentoring in business and operations management and capital equipment sales and service. From 2000 through 2002, Mr. Ditmore served as President and Chief Operating Officer of Tru-Si Technologies, Inc., with the responsibility to transition the company from the product development of its semiconductor capital equipment to a manufacturing and service organization. Between 1998 and 2000, Mr. Ditmore served as Vice President and General Manager for Lam Research, Inc. for its Customer Support Business Group. Mr. Ditmore was employed with Applied Materials from 1979 and served as its President of North America between 1992 and 1995, with global responsibility for capital equipment systems and service business for all customer companies headquartered in North America. Prior to this position, from 1982, Mr. Ditmore served as Vice President & General Manager for Applied Materials Customer Service Division, with worldwide responsibility for service business and operations. Mr. Ditmore held various senior positions with General Electric for 17 years prior to his employment with Applied Materials. Mr. Ditmore received his Bachelor's and Master's Degrees in Mechanical Engineering from the University of California at Berkeley. Mr. Ditmore graduated from General Electric Advanced Engineering Training Program, and has served as Chairman of the National Society of Professional Engineers for its Santa Clara Valley Chapter. Additionally, Mr. Ditmore had served as Chairman of the Industry Advisory Council for San Jose State University College of Engineering. As of September 1, 2003, Mr. Ditmore held no Common Shares or rights to acquire Common Shares.

Joel A. Elftmann, a co-founder of Metron, has been a supervisory director since November 1995 and was a managing director from October 1975 until November 1995. He currently serves as President of Custom Fab Solutions LLC, a custom manufacturer of components and sub assemblies for industry. Mr. Elftmann was previously the Chairman of the Board of FSI International, Inc., a principal and a large minority shareholder of Metron. Mr. Elftmann was a co-founder of FSI and served as a director of FSI from 1973 until January 2002. During that period he served at various times as President, CEO and Chairman of the Board. Mr. Elftmann also serves as a director of Veeco, Inc. Mr. Elftmann is a Director Emeritus and past Chairman of the Board of Directors of Semiconductor Equipment & Materials International, a trade association for suppliers to the semiconductor industry.

William L. George since 1999 has served as the Vice President of worldwide manufacturing operations and order fulfillment for ON Semiconductor where he oversees technology development, manufacturing, quality and reliability and order fulfillment operations at the company's facilities in the U.S., China, Czech Republic, Slovakia, Japan, Philippines and Malaysia. From 1968 to 1999 Dr. George was employed by Motorola where his assignments included various positions in engineering, research and manufacturing. In 1996, Dr. George was appointed Corporate Vice President and Director of Manufacturing of the Motorola Semiconductor Products Sector, with responsibility for directing investment and operational strategy for Motorola's worldwide semiconductor manufacturing operations. In 1997 Dr. George was appointed Corporate Vice President and Director of Manufacturing for Motorola's Semiconductor Components Group, where he headed the worldwide manufacturing operations of the group, including fabrication and final manufacturing plants in Asia, Europe and the Americas. Dr. George received his Bachelor's Degree in Metallurgical Engineering in 1964 from the University of Oklahoma and earned a Ph.D. in Materials Science from Purdue University in 1968. He has authored ten papers on electronic materials and devices and has been granted seven patents on semiconductor devices. In 1996, Purdue recognized Dr. George as a "Distinguished Engineering Alumnus."

Bruce M. Jaffe has been a supervisory director of Metron since November 2000. Mr. Jaffe is currently the Chief Financial Officer and Vice President of LogicVision, Inc., San Jose, CA. LogicVision is a provider of software tools used in the design and manufacture of complex semiconductors. He has been a director of Pemstar, Inc., a Minnesota-based global contract electronics manufacturer, since August 2000 and a director of Southwall Technologies, a Palo Alto, CA developer and manufacturer of thin film coatings for the automotive, electronic displays and architectural glass markets, since May 2003. Mr. Jaffe served as Senior Vice President and Chief Financial Officer of Bell Microproducts, Inc., a California-based distributor of mass storage and computer products, from 1997 to 1999. From 1967 to 1996, Mr. Jaffe was employed by Bell Industries, a California-based distributor of electronic components, where he held several management positions, most recently as President, Chief Operating Officer and a member of the Board of Directors. From 1965 to 1967, Mr. Jaffe was employed as an accountant by Price Waterhouse & Co. (now PricewaterhouseCoopers LLP). Mr. Jaffe holds a B.S. degree in Business from the University of Southern California and is a certified public accountant. Mr. Jaffe currently serves on the board of advisors for the University of Southern California School of Business.

Sho Nakanuma has been a supervisory director of Metron since November 1999. From 1997 to 2001, Mr. Nakanuma served as Chairman of the Board of Directors of Ando Electric Company in Japan. From 1988 to 1997, Mr. Nakanuma served as President of Ando Electric Company. From 1984 to 1986, Mr. Nakanuma served as President of NEC Electronics Inc. in the United States. From 1985 to 1988, Mr. Nakanuma served as a member of the Board of Directors of NEC Corporation in Japan. Mr. Nakanuma served as a member of the Board of Directors of Semiconductor Equipment and Materials International in the United States from 1996 to 2002. Mr. Nakanuma holds a B.S. degree in Chemical Engineering from Kyoto University and a Ph.D. in Engineering from Tokyo University.

THE SUPERVISORY BOARD RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE.

MANAGING DIRECTORS CONTINUING IN OFFICE AND NOMINEES

See "Proposal 2, Election of Managing Directors" for the names of the managing directors continuing in office and the nominees for managing director and certain information about them.

DUTIES OF METRON MANAGEMENT

Metron has a Supervisory Board and a Board of Managing Directors ("Managing Board"). Under the laws of The Netherlands, supervisory directors cannot be managing directors of a company at the same time. The primary responsibilities of the Supervisory Board are supervising the Managing Board and the general affairs and business of Metron and advising the Managing Board. The Managing Board is responsible for the management of the day-to-day operations of Metron and is required to keep the Supervisory Board informed about such operations. Under Metron's Articles, the Managing Board is required to obtain the prior approval of the Supervisory Board for such resolutions of the Managing Board as the Supervisory Board has designated by resolution and so informed the Managing Board. No resolution to this effect has been passed to date. Generic references in this proxy statement to directors refer to members of either the Supervisory Board or Managing Board. Other executives do not bear the responsibilities attributed to members of the Managing Board and the Supervisory Board, or the related liabilities, if any.

The Articles provide for a Supervisory Board of one or more persons. The Articles also provide for the appointment of one or more managing directors A and one or more managing directors B under the supervision of the Supervisory Board. The number of supervisory directors and the number of managing directors is determined by the Supervisory Board. Metron presently has four supervisory directors and two managing directors A, Mr. Segal, its Chairman and Chief Executive Officer, and Dennis R. Riccio, its President and Chief Operating Officer, and one managing director B.

The general meeting of shareholders appoints the supervisory directors and at all times has the power to suspend or dismiss any supervisory director. A resolution to appoint a supervisory director can only be passed upon recommendation by the Supervisory Board. Under the Articles, each member of the Supervisory Board holds office for a one-year term following that member's election as a member of the Supervisory Board, or until that member's earlier resignation, death or removal by a decision of a general meeting. However, a member of the Supervisory Board elected not at the annual general meeting of shareholders but at an extraordinary meeting of shareholders serves until the next annual general meeting of shareholders or until that member's earlier resignation, death or removal by a decision of the annual general meeting. In addition, each supervisory director is required to resign as of the date of the annual general meeting of shareholders held in the year in which that director attains the age of 72. A shareholders' resolution to suspend or dismiss a supervisory director must be adopted by a two-thirds majority of the valid votes cast representing more than half of the issued share capital.

The entire Managing Board, as well as each managing director A individually, has the power to represent Metron and bind Metron in agreements with third parties. A managing director B may only represent Metron together with another managing director. The general meeting of shareholders appoints the managing directors for an unlimited period of time, determines whether the managing director shall serve as a managing director A or as a managing director B and at all times has the power to suspend or dismiss any managing director. A resolution to appoint a managing director can only be passed upon recommendation by the Supervisory Board. Each managing director can at all times also be suspended by the Supervisory Board for a period of up to three months. A shareholders' resolution to suspend or dismiss a managing director must be adopted by a two-thirds majority of the valid votes cast representing more than half of the issued share capital. The Supervisory Board decides on the remuneration and further terms and conditions of employment for each of the managing directors. Managing directors, along with other employees of subsidiaries of Metron, are eligible for options under the terms of Metron's employee option plans.

Supervisory Board Committees and Meetings

During the fiscal year ended May 31, 2003, the Supervisory Board held 5 meetings and acted by unanimous written consent on one occasion. The Supervisory Board has an Audit Committee and a Compensation Committee. The Supervisory Board does not have a Nominating Committee.

The Audit Committee has responsibility for reviewing the internal accounting procedures and controls of the Company and the results and scope of the audit and other services provided by the Company's independent auditors. It met four times during such fiscal year. The Supervisory Board has adopted a written charter for the Audit Committee, which was included as an appendix to our proxy statement for our 2001 Annual General Meeting of Shareholders. The following supervisory directors are members of the Audit Committee: Messrs. Anderson, Jaffe and Nakanuma. All members of the Company's Audit Committee are independent (as independence is defined in Rule 4200(a)(14) of the NASD listing standards).

The Compensation Committee has responsibility for providing recommendations to the Supervisory Board for final decision concerning salaries and incentive compensation for managing directors of the Company. It met two times during such fiscal year. The following supervisory directors are members of the Compensation Committee: Messrs. Anderson, Elftmann and Nakanuma.

During the fiscal year ended May 31, 2003, each Supervisory Board member attended at least 75% of the aggregate of the meetings of the Supervisory Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

Report of the Audit Committee of the Supervisory Board(1)

The Supervisory Board's Audit Committee consists of three directors who are not employees or managing directors of the Company. Under currently applicable rules, all members are independent. The Supervisory Board has adopted a written charter for the Audit Committee, which was included as an appendix to our proxy statement for our 2001 Annual General Meeting of Shareholders.

During the Audit Committee's meeting to review the financial statements for the fiscal year ended May 31, 2003, the Audit Committee reviewed and discussed the audited financial statements with management and PricewaterhouseCoopers LLP. The Audit Committee believes that management maintains an effective system of internal controls that results in fairly-presented financial statements. Based on these discussions, the Audit Committee recommended to the Supervisory Board that the audited financial statements be included in the Company's Annual Report on Form 10-K.

The discussions with PricewaterhouseCoopers LLP also included the matters required by Statement on Auditing Standards No. 61. The Audit Committee received from PricewaterhouseCoopers LLP written disclosures and the letter regarding its independence as required by Independence Standards Board Standard No. 1. This information was discussed with PricewaterhouseCoopers LLP.

Audit Fees. During the fiscal year ended May 31, 2003, the aggregate fees billed by PricewaterhouseCoopers LLP for the audit of the Company's financial statements for such fiscal year and for the reviews of the Company's interim financial statements was $782,000.

Financial Information Systems Design and Implementation Fees. During the fiscal year ended May 31, 2003, the Company was not billed by PricewaterhouseCoopers LLP for any fees relating to information technology consulting fees.

All Other Fees. During the fiscal year ended May 31, 2003, the aggregate fees billed by PricewaterhouseCoopers LLP for professional services other than audit and information technology consulting fees was approximately $380,000.

The Audit Committee has determined that the rendering of non-audit services by PricewaterhouseCoopers LLP is compatible with maintaining the auditor's independence.

Audit Committee
Robert R. Anderson
Bruce M. Jaffe
Sho Nakanuma

(1) The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission ("SEC"), and is not to be incorporated by reference into any filing of the Company under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Proposal 2

Election Of Managing Directors

There are six positions on the Managing Board presently authorized by the Supervisory Board and the Company's Articles. There are currently 3 managing directors continuing in office and 3 vacancies.

Managing directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote, provided that the votes represent more than half of the issued share capital of the Company. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominee named below. In the event that the nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Supervisory Board may propose. The person nominated for election has agreed to serve if elected, and the Supervisory Board has no reason to believe that the nominee will be unable to serve.

The persons named below are nominated by the Supervisory Board to serve as a managing director A or a managing director B, as indicated below. For a description of the powers and duties of managing directors A and managing directors B, see "Proposal 1, Election of Supervisory Directors, Duties of Metron Management."

The Supervisory Board Recommends A Vote In Favor Of Each Named Nominee.

Nominees

The names of the nominees and certain information about them as of May 31, 2003 are set forth below:

Name	Age	Director Class	Positions Held With the Company
Douglas J. McCutcheon	55	A	Senior Vice President and Chief Financial Officer
Gregory S. Greskovich	38	B	Vice President, Fab Solutions Division

Douglas J. McCutcheon has served as Senior Vice President and Chief Financial Officer since January 2003. Mr. McCutcheon has over 25 years of experience in financial management in high-tech industries. Prior to joining Metron he served as Senior Vice President, Chief Financial Officer of Asyst Technologies, where he oversaw corporate financial management, acquisitions and capital-raising events. He has held senior financial management positions with Cadence Design Systems, and with Diasonics, and he was the President of Toshiba America Medical Credit (the financing arm of Toshiba's billion-dollar medical equipment business). Mr. McCutcheon holds a B.S. degree in physics from Stanford University and an M.B.A. in finance from the University of California, Berkeley, and has served as a commissioned officer in the U.S. Navy nuclear submarine service.

Gregory S. Greskovich has held senior management positions in the semiconductor equipment industry for the last 10 years, and, prior to joining Metron, held senior management positions at Asyst Technologies, Inc., where he most recently served as Vice President of Europe Customer Operations and Managing Director. Previously, he served as Vice President of sales for Asyst's Austin, Texas, division. Prior to joining Asyst, Mr. Greskovich spent six years as the Vice President of Marketing and Sales for Progressive System Technologies, Inc. Mr. Greskovich holds an M.B.A. from Mercer University (Atlanta, Georgia) and a J.D. from the University of Miami in Florida.

MANAGING DIRECTORS CONTINUING IN OFFICE

The names of the managing directors continuing in office and certain information about them as of May 31, 2003 are set forth below:

NAME	AGE	POSITIONS HELD WITH THE COMPANY
Edward D. Segal	62	Chief Executive Officer and Managing Director
Dennis R. Riccio	52	President, Chief Operating Officer and Managing Director
John W. Mathews	55	Vice President, Equipment Division and Managing Director

Edward D. Segal has been a managing director of Metron since November 1995. He joined Metron as President and Chief Executive Officer in July 1995. Prior to joining Metron, Mr. Segal served as President and Chief Executive Officer of Transpacific Technology Corporation, a company that he founded in 1982. Mr. Segal is a member of the Board of Directors of Semiconductor Equipment & Materials International, a trade association for suppliers to the semiconductor industry. Mr. Segal was a recipient of SEMI's prestigious Bob Graham Award in 2002, given for marketing contributions to the semiconductor materials and equipment industry. Mr. Segal holds a B.S. degree in Metallurgical Engineering from Rensselaer Polytechnic Institute.

Dennis R. Riccio has served as President and Chief Operating Officer of Metron since January 2002. Mr. Riccio served as Senior Vice President, Global Customer Operations, for Asyst Technologies, Inc from August 1998 to December 2001. From January 1997 to August 1998, he served as President of USA Operations of Novellus Systems, Inc., a semiconductor equipment manufacturer. From 1989 to January 1997, he held various senior management positions at Applied Materials, Inc. Mr. Riccio holds a B.S. degree in Public Administration from the University of Arizona.

John W. Mathews presently serves as Metron's Vice President of the Equipment Solutions Division and has been with Metron since May 2002. Mr. Mathews has over 25 years of experience in technology operations, engineering and service. He joined Metron from his most recent position at Adaptec in Milpitas, California, where he was Vice President, U.S. Engineering Operations. From 1993 to 2000, Mr. Mathews was Vice President, Worldwide Service, at Silicon Valley Group, Inc. During his tenure at KLA-Tencor, from 1979 to 1992, Mr. Mathews held various senior management positions. Mr. Mathews holds B.S.E.E., M.S.E.E. and M.S.I.A. degrees in engineering and business from Purdue University.

DUTIES OF METRON MANAGEMENT

See "Proposal 1, Election of Supervisory Directors, Duties of Metron Management" for a description of the powers and duties of the supervisory directors and managing directors of the Company.

PROPOSAL 3

APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE

In February 1995, the Supervisory Board adopted, and the shareholders subsequently approved, the Company's Employee Stock Option Plan (the "Prior Plan"). In October 1999, in connection with the Company's initial public offering of Common Shares, the Supervisory Board adopted, and the shareholders subsequently approved, the Company's Amended and Restated Employee Stock Option Plan (the "Option Plan"), which is an amended, restated and retitled version of the Prior Plan. In April 2000, July 2001, October 2002, and January 2003, the Supervisory Board adopted, and in each case the shareholders subsequently approved, amendments to the Option Plan, except that the shareholders did not approve proposals to increase the authorized number of shares under the plan and to allow for grants of restricted shares under the plan submitted to the shareholders at the annual general meeting of shareholders for fiscal 2002.

As of August 31, 2003, options (net of canceled or expired options) covering an aggregate of 4,585,909 Common Shares had been granted under the Option Plan, and only 164,091 Common Shares (plus any shares that might in the future be returned to the Option Plan as a result of cancellations or expiration of options) remained available for future grant under the Option Plan.

Shareholders are requested in this Proposal 3 to approve the amendment to the Option Plan to increase the number of shares reserved for issuance under the Option Plan by 600,000. The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote at the meeting will be required to approve the amendment to the Option Plan.

THE SUPERVISORY BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

The essential features of the Option Plan, a copy of which is included as an appendix to this Proxy Statement, are outlined below:

GENERAL

The Option Plan provides for the grant of incentive stock options and nonstatutory stock options. Incentive stock options granted under the Option Plan are intended to qualify as "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the "Code"). Nonstatutory stock options granted under the Option Plan are not intended to qualify as incentive stock options under the Code. See "United States Federal Income Tax Information" for a discussion of the tax treatment of options in the United States. To date, the Company has granted incentive and nonstatutory stock options under the Option Plan.

PURPOSE

The Supervisory Board adopted the Option Plan to provide a means by which employees and consultants of the Company and its group companies may be given an opportunity to purchase shares in the Company, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of the Company and its group companies. All of the approximately 727 employees and consultants of the Company and its group companies are eligible to participate in the Option Plan.

Administration

The Supervisory Board administers the Option Plan. Subject to the provisions of the Option Plan, the Supervisory Board has the power to construe and interpret the Option Plan and to determine the persons to whom and the dates on which options will be granted, the number of Common Shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, the type of consideration and other terms of the option.

The Supervisory Board has the power to delegate administration of the Option Plan to a committee composed of one or more members of the Supervisory Board. In the discretion of the Supervisory Board, a committee may consist solely of two or more outside directors in accordance with Section 162(m) of the Code and/or non-employee directors in accordance with Rule 16b-3 of the 1934 Act. The Supervisory Board has delegated administration of the Option Plan to an Administrative Committee of the Metron Technology Employee Stock Option Plan (the "Administrative Committee"), which consists of Messrs. Anderson and Elftmann. As used herein with respect to the Option Plan, the "Supervisory Board" refers to any committee the Supervisory Board appoints, including the Administrative Committee, as well as to the Supervisory Board itself.

The regulations under Section 162(m) of the Code require that the directors who serve as members of the committee which grants options to certain highly compensated employees must be "outside directors." The Option Plan provides that, in the Supervisory Board's discretion, directors serving on the committee may be "outside directors" within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (i) current employees of the Company or an affiliate, (ii) former employees of the Company or an affiliate receiving compensation for past services (other than benefits under a tax-qualified pension plan), (iii) current and former managing directors of the Company or an affiliate, (iv) supervisory directors currently receiving direct or indirect remuneration from the Company or an affiliate in any capacity (other than as a supervisory director) and (v) any other person who is otherwise not considered an "outside director" for purposes of Section 162(m). The definition of an "outside director" under Section 162(m) is generally *narrower* than the definition of a "non-employee director" under Rule 16b-3 of the 1934 Act.

Eligibility

Incentive stock options may be granted under the Option Plan only to employees (including managing directors) of the Company and its affiliates. Employees (including managing directors) and consultants of both the Company and its group companies are eligible to receive nonstatutory stock options under the Option Plan. Supervisory directors of the Company and its group companies are not eligible to receive awards under the Option Plan.

No incentive stock option may be granted under the Option Plan to any person who, at the time of the grant, owns (or is deemed to own) shares possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the exercise price is at least 110% of the fair market value of the shares subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the Common Shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under the Option Plan and all other such plans of the Company and its affiliates) may not exceed $100,000.

No person may be granted options under the Option Plan covering more than 1,000,000 Common Shares during any calendar year ("Section 162(m) Limitation").

Shares Subject to the Option Plan

Subject to this Proposal, an aggregate of 5,350,000 Common Shares will be reserved for issuance under the Option Plan. If options granted under the Option Plan expire or otherwise terminate without being exercised, the Common Shares not acquired pursuant to such options again become available for issuance under the Option Plan.

In The Netherlands, stock options vest immediately upon acceptance of a grant by an employee, but are subject to a lapsing right of repurchase that has the same effect as a vesting schedule. If the Company repurchases unvested shares issued under the Option Plan subject to a right of repurchase, the repurchased shares will not again become available for reissuance under the Option Plan.

Timing of Grants

Options may only be granted under the Option Plan on June 1 and December 1 of each calendar year (or the next business day if any such June 1 or December 1 is not a business day), except that options may be granted at any time or times during each calendar year if: (i) the grant is made in connection with the hiring by the Company of an employee or consultant and such employee or consultant was not employed by or a consultant to the Company within the previous 6 months; (ii) the grant is made in recognition of a newly granted promotion to an eligible employee or consultant and the Administrative Committee determines that such promotion involves a significant increase in the duties or responsibilities of such employee or consultant; or (iii) the grant is made in connection with a repricing of options under generally accepted accounting principles.

Terms of Options

The following is a description of the permissible terms of options under the Option Plan. The terms of individual option grants may be more restrictive than the permissible terms described below in some or all respects.

Exercise Price; Payment. The exercise price of options may not be less than 100% of the fair market value of the shares subject to the option on the date of the grant and, in some cases (see "Eligibility" above), may not be less than 110% of such fair market value, but in any event may not be less than the nominal value of such shares. As of July 31, 2003, the closing price of the Company's Common Shares as reported on the Nasdaq National Market System was $3.45 per share.

The exercise price of options granted under the Option Plan must be paid either in cash at the time the option is exercised or, at the discretion of the Supervisory Board, (i) by delivery of other Common Shares of the Company, (ii) with shares issuable upon exercise of the option, (iii) pursuant to a Regulation T program sponsored by the Company in conjunction with a securities broker or (iv) in any other form of legal consideration acceptable to the Supervisory Board.

Option Exercise. Generally, options granted under the Option Plan may become exercisable in cumulative increments ("vest") as determined by the Supervisory Board. Shares covered by currently outstanding options under the Option Plan typically vest at the rate of 25% per year for four years during the participant's employment by, or service as a consultant to, the Company or a group company (collectively, "service"). However, in The Netherlands, stock options vest immediately upon acceptance of a grant by an employee, but are subject to a lapsing right of repurchase that has the same effect as a vesting schedule. Shares covered by options granted in the future under the Option Plan may be subject to different vesting terms. The Supervisory Board has the power to accelerate the time during which an option may vest or be exercised. To the extent provided by the terms of an option, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing the Company to withhold a portion of the shares otherwise issuable to the participant, by delivering already-owned Common Shares or by a combination of these means.

Term. The maximum term of options under the Option Plan is 10 years, except that in certain cases (see "Eligibility") the maximum term is five years. Options under the Option Plan generally terminate at the termination of the participant's service unless (i) such termination is due to the participant's disability, in which case the option shall provide that it may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination; (ii) the participant dies before the participant's service has terminated, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the participant's death) by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (iii) the option by its terms specifically provides otherwise. A participant may designate a beneficiary who may exercise the option following the participant's death. Individual option grants by their terms may provide for exercise within a longer period of time following termination of service.

Restrictions on Transfer

The participant may not transfer an option otherwise than by will or by the laws of descent and distribution. During the lifetime of the participant, only the participant may exercise an option.

Adjustment Provisions

Transactions not involving receipt of consideration by the Company, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the class and number of Common Shares subject to the Option Plan and outstanding options. In that event, the Option Plan will be appropriately adjusted as to the class and the maximum number of Common Shares subject to the Option Plan and the Section 162(m) Limitation, and outstanding options will be adjusted as to the class, number and price per share of Common Shares subject to such options.

Effect of Certain Corporate Events

The Option Plan provides that, in the event of a dissolution or liquidation, the options shall terminate. In the event of specified types of mergers or other corporate consolidations (a "change in control"), then, with respect to participants whose service has not terminated, the vesting and the time during which such options may be exercised will be accelerated. An outstanding option will terminate if the participant does not exercise it before a change in control. The acceleration of an option in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Duration, Amendment and Termination

The Supervisory Board may suspend or terminate the Option Plan without shareholder approval or ratification at any time or from time to time. Unless sooner terminated, the Option Plan will terminate in February 2005.

The Supervisory Board may also amend the Option Plan at any time or from time to time. However, no amendment will be effective unless approved by the shareholders of the Company within 12 months before or after its adoption by the Supervisory Board if the amendment would (i) modify the requirements as to eligibility for participation (to the extent such modification requires shareholder approval in order for the Option Plan to satisfy Section 422 of the Code, if applicable, or Rule 16b-3 of the 1934 Act), or (ii) increase the number of shares reserved for issuance upon exercise of awards. The Supervisory Board may submit any other amendment to the Option Plan for shareholder approval, including, but not limited to, amendments intended to satisfy the requirements of Section 162(m) of the

Code regarding the exclusion of performance-based compensation from the limitation on the deductibility of compensation paid to certain employees, Section 422 of the Code or any securities exchange listing requirements.

United States Federal Income Tax Information

Long-term capital gains currently are generally subject to lower tax rates than ordinary income or short-term capital gains. The maximum long-term capital gains rate for federal income tax purposes is currently 15% while the maximum ordinary income rate and short-term capital gains rate is effectively 35%.

Slightly different tax rules may apply to participants who acquire shares subject to certain repurchase options or who are subject to Section 16(b) of the 1934 Act.

Incentive Stock Options. Incentive stock options under the Option Plan are intended to be eligible for the favorable federal income tax treatment accorded "incentive stock options" under the Code.

There generally are no federal income tax consequences to the participant or the Company by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the participant's alternative minimum tax liability, if any.

If a participant holds shares acquired through exercise of an incentive stock option for two years from the date on which the option is granted and more than one year from the date on which the shares are transferred to the participant upon exercise of the option, any gain or loss on a disposition of such shares will be a long-term capital gain or loss.

Generally, if the participant disposes of the shares before the expiration of either of these holding periods (a "disqualifying disposition"), then at the time of disposition the participant will realize taxable ordinary income equal to the lesser of (i) the excess of the shares' fair market value on the date of exercise over the exercise price, or (ii) the participant's actual gain, if any, on the purchase and sale. The participant's additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the shares were held for more or less than one year.

To the extent a participant who is employed by a U.S. subsidiary of the Company recognizes ordinary income by reason of a disqualifying disposition, the U.S. subsidiary will generally be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation) to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs. As a foreign corporation liable for U.S. taxes only on income "effectively connected" with its operations in the United States, the Company has taken deductions that it believes are appropriate for disqualifying dispositions by its U.S.-based employees.

Nonstatutory Stock Options. Nonstatutory stock options granted under the Option Plan generally have the following federal income tax consequences:

There are no tax consequences to the participant or the Company by reason of the grant. Upon exercise of the option, the participant normally will recognize taxable ordinary income equal to the excess, if any, of the shares' fair market value on the exercise date over the exercise price. With respect to employees of its U.S. subsidiaries, the U.S. subsidiary is generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the U.S. subsidiary will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the participant. As a foreign corporation liable for U.S. taxes only on income "effectively connected" with its operations in the United States, the

Company has taken deductions that it believes are appropriate for nonstatutory option exercises by its U.S.-based employees.

Upon disposition of the shares, the participant will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such shares plus any amount recognized as ordinary income upon exercise of the option. Such gain or loss will be long-term or short-term depending on whether the shares were held for more or less than one year. Slightly different rules may apply to participants who acquire shares subject to certain repurchase options or who are subject to Section 16(b) of the 1934 Act.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to options, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to stock options will qualify as performance-based compensation if the award is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which such options may be granted during a specified period, the per-employee limitation is approved by the shareholders, and the exercise price of the option is no less than the fair market value of the shares on the date of grant, or (ii) the option is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the option is approved by shareholders.

Equity Compensation Plan Information

As discussed at the beginning of this Proposal 3, as of July 31, 2003, options to purchase only 164,091 Common Shares (plus any Common Shares that might in the future be returned to the Option Plan as a result of cancellations or expiration of the options) remained available for future grant under the Option Plan, however, the Company is required to provide the following table disclosing certain information with respect to all of the Company's equity compensation plans in effect as of May 31, 2003.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance (Excluding Securities Reflected in Column (a) (c)
Equity compensation plans approved by security holders	3,730,228	$7.16	627,523(1)
Equity compensation plans not approved by security holders	137,969(2)	$1.52	350,000(3)
Total	3,868,197	$6.96	977,523

(1) On June 2, 2003 options to purchase 362,182 Common Shares were granted under the Option Plan. Includes 31,992 Common Shares issued to employees of the Company under the Company's 1999 Employee Stock Purchase Plan in May 2003.

(2) Includes options to purchase 115,000 Common Shares granted under the Supplemental Plan and an additional 22,969 Common Shares issued to employees of the Company in May 2003.

(3) On June 2, 2003, options to purchase 255,760 Common Shares were granted under the Supplemental Plan.

The Company's Supplemental Stock Option Plan ("Supplemental Plan") was the only equity compensation plan of the Company in effect as of May 31, 2003 that was adopted without the approval of the Company's shareholders. The Supplemental Plan provides for the grant of nonstatutory stock options; it does not provide for grants of incentive stock options. The Supplemental Plan was filed as Exhibit 10.49 to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2003, filed with the SEC on August 29, 2003.

Supplemental Plan

The Supervisory Board adopted the Supplemental Plan to provide a means by which employees and consultants of the Company and its group companies may be given an opportunity to purchase shares in the Company, to assist in retaining the services of such persons, to secure and retain the services of persons capable of filling such positions and to provide incentives for such persons to exert maximum efforts for the success of the Company and its group companies. All of the approximately 727 employees and consultants of the Company and its group companies are eligible to participate in the Supplemental Plan.

Administration

The Supervisory Board administers the Supplemental Plan. Subject to the provisions of the Supplemental Plan, the Supervisory Board has the power to construe and interpret the Supplemental Plan and to determine the persons to whom and the dates on which options will be granted, the number of Common Shares to be subject to each option, the time or times during the term of each option within which all or a portion of such option may be exercised, the exercise price, the type of consideration and other terms of the option.

The Supervisory Board has the power to delegate administration of the Supplemental Plan to a committee composed of one or more members of the Supervisory Board. In the discretion of the Supervisory Board, a committee may consist solely of two or more outside directors in accordance with Section 162(m) of the Code and/or non-employee directors in accordance with Rule 16b-3 of the 1934 Act.

The regulations under Section 162(m) of the Code require that the directors who serve as members of the committee which grants options to certain highly compensated employees must be "outside directors." The Supplemental Plan provides that, in the Supervisory Board's discretion, directors serving on the committee may be "outside directors" within the meaning of Section 162(m). This limitation would exclude from the committee directors who are (i) current employees of the Company or an affiliate, (ii) former employees of the Company or an affiliate receiving compensation for past services (other than benefits under a tax-qualified pension plan), (iii) current and former managing directors of the Company or an affiliate, (iv) supervisory directors currently receiving direct or indirect remuneration from the Company or an affiliate in any capacity (other than as a supervisory director) and (v) any other person who is otherwise not considered an "outside director" for purposes of Section 162(m). The definition of an "outside director" under Section 162(m) is generally *narrower* than the definition of a "non-employee director" under Rule 16b-3 of the 1934 Act.

Eligibility

Stock options may be granted under the Supplemental Plan only to employees (including managing directors) of the Company and its affiliates. Supervisory directors of the Company and its group companies are not eligible to receive awards under the Supplemental Plan.

Shares Subject to the Option Plan

An aggregate of 500,000 Common Shares have been reserved for issuance under the Supplemental Plan. If options granted under the Supplemental Plan expire or otherwise terminate without being exercised in full, the Common Shares not acquired under such options again become available for issuance under the Supplemental Plan.

In The Netherlands, stock options vest immediately upon acceptance of a grant by an employee, but are subject to a lapsing right of repurchase that has the same effect as a vesting schedule. If the Company repurchases unvested shares issued under the Supplemental Plan subject to a right of repurchase, the repurchased shares will not again become available for reissuance under the Supplemental Plan.

Timing of Grants

Options may only be granted under the Supplemental Plan on June 1 and December 1 of each calendar year (or the next business day if any such June 1 or December 1 is not a business day), except that options may be granted at any time or times during each calendar year if: (i) the grant is made in connection with the hiring by the Company of an employee or consultant and such employee or consultant was not employed by or a consultant to the Company within the previous 6 months; (ii) the grant is made in recognition of a newly granted promotion to an eligible employee or consultant and the Administrative Committee determines that such promotion involves a significant increase in the duties or responsibilities of such employee or consultant; or (iii) the grant is made in connection with a repricing of options under generally accepted accounting principles.

Terms of Options

The following is a description of the permissible terms of options under the Supplemental Plan. The terms of individual option grants may be more restrictive than the permissible terms described below in some or all respects.

Exercise Price; Payment. The exercise price of options may not be less than 100% of the fair market value of the shares subject to the option on the date of the grant and in any event may not be less than the nominal value of such shares. As of July 31, 2003, the closing price of the Company's Common Shares as reported on the Nasdaq National Market System was $3.45 per share.

The exercise price of options granted under the Supplemental Plan must be paid either in cash at the time the option is exercised or, at the discretion of the Supervisory Board, (i) by delivery of other Common Shares of the Company, (ii) with shares issuable upon exercise of the option, (iii) pursuant to a Regulation T program sponsored by the Company in conjunction with a securities broker or (iv) in any other form of legal consideration acceptable to the Supervisory Board.

Option Exercise. Generally, options granted under the Supplemental Plan may become exercisable in cumulative increments ("vest") as determined by the Supervisory Board. Shares covered by currently outstanding options under the Supplemental Plan typically vest at the rate of 25% per year for four years during the participant's employment by, or service as a consultant to, the Company or a group company (collectively, "service"). However, in The Netherlands, stock options vest immediately upon acceptance of a grant by an employee, but are subject to a lapsing right of repurchase that has the same effect as a vesting schedule. The Supervisory Board has the power to accelerate the time during which an option may vest or be exercised. To the extent provided by the terms of an option, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option by a cash payment upon exercise, by authorizing the Company to withhold a portion of the shares otherwise issuable to the participant, by delivering already-owned Common Shares or by a combination of these means.

Term. The maximum term of options under the Supplemental Plan 10 years. Options under the Supplemental Plan generally terminate at the termination of the participant's service unless (i) such termination is due to the participant's disability, in which case the option shall provide that it may be exercised (to the extent the option was exercisable at the time of the termination of service) at any time within 12 months of such termination; (ii) the participant dies before the participant's service has terminated, in which case the option may, but need not, provide that it may be exercised (to the extent the option was exercisable at the time of the participant's death) by the person or persons to whom the rights to such option pass by will or by the laws of descent and distribution; or (iii) the option by its terms specifically provides otherwise. A participant may designate a beneficiary who may exercise the option following the participant's death. Individual option grants by their terms may provide for exercise within a longer period of time following termination of service. The option term generally is not extended in the event that exercise of the option within these periods is prohibited.

Restrictions on Transfer

The participant may not transfer an option otherwise than by will or by the laws of descent and distribution. During the lifetime of the participant, only the participant may exercise an option.

Adjustment Provisions

Transactions not involving receipt of consideration by the Company, such as a merger, consolidation, reorganization, stock dividend, or stock split, may change the class and number of Common Shares subject to the Supplemental Plan and outstanding options. In that event, the Supplemental Plan will be appropriately adjusted as to the class and the maximum number of Common Shares subject to the Supplemental Plan and the Section 162(m) Limitation, and outstanding options will be adjusted as to the class, number and price per share of Common Shares subject to such options.

Effect of Certain Corporate Events

The Supplemental Plan provides that, in the event of a dissolution or liquidation, unless the Supervisory Board determines otherwise, the options shall terminate. In the event of specified types of mergers or other corporate consolidations (a "change in control"), then, with respect to participants whose service has not terminated, the vesting and the time during which such options may be exercised will be accelerated. An outstanding option will terminate if the participant does not exercise it before a change in control. The acceleration of an option in the event of an acquisition or similar corporate event may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of the Company.

Duration, Amendment and Termination

The Supervisory Board may suspend or terminate the Supplemental Plan without shareholder approval or ratification at any time or from time to time.

The Supervisory Board may also amend the Supplemental Plan at any time or from time to time.

Federal Income Tax Information

Nonstatutory Stock Options. Nonstatutory stock options granted under the Option Plan generally have the following federal income tax consequences.

There are no tax consequences to the optionholder or the Company by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionholder normally will recognize taxable ordinary income equal to the excess, if any, of the fair market value of the Common Shares on the date of exercise over the option exercise price. However, to the extent the Common Shares is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the Common Shares. With respect to employees, the Company is generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionholder.

Upon disposition of the Common Shares, the optionholder will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such shares plus any amount recognized as ordinary income upon exercise of the option (or vesting of the stock). Such gain or loss will be long-term or short-term depending on whether the Common Shares were held for more than one year. Slightly different rules may apply to optionholders who acquire Common Shares subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock options, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to stock options will qualify as performance-based compensation if the option is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which options may be granted during a specified period, the per-employee limitation is approved by the shareholders, and the exercise price of the option is no less than the fair market value of the Common Shares on the date of grant, or (ii) the option is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the option is approved by shareholders.

GRANT OF ADDITIONAL COMMON SHARES

On May 31, 2003, the Company issued 31,992 Common Shares to employees under the 1999 Employee Stock Purchase Plan, which exhausted the authorized share reserve available under that plan, and issued an additional 22,969 Common Shares to employees outside of any shareholder-approved plan. The per share purchase price for these Common Shares was $1.70. These additional shares were issued under terms identical to the 1999 Employee Stock Purchase Plan.

Proposal 4

Approval of Amendment to the Amended and Restated 1997 Directors' Stock Option Plan to Increase the Annual Grant to Supervisory Directors

In April 1997, the Supervisory Board adopted, and the shareholders subsequently approved, the Company's Amended and Restated 1997 Supervisory Directors' Stock Option Plan (the "Directors' Plan"). In October 1999, the Supervisory Board adopted, and the shareholders subsequently approved, an amendment to the Directors' Plan increasing the number of shares authorized for issuance under the Directors' Plan.

As of August 31, 2003, options (net of canceled or expired options) covering an aggregate of 123,750 Common Shares had been granted under the Directors' Plan. Options to purchase only 101,250 Common Shares (plus any shares that might in the future be returned to the Directors' Plan as a result of cancellations or expiration of options) remained available for future grant under the Directors' Plan.

Currently, the Director's Plan provides for the grant of an option to purchase 15,000 shares to each supervisory director upon their election and for the grant of an option to purchase 3,750 shares to each supervisory director annually thereafter.

Shareholders are requested in this Proposal 4 to approve the amendment to the Directors' Plan to increase the number of options granted annually to members of the Supervisory Board from 3,750 shares to 5,000 shares. The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote at the meeting will be required to approve the amendment to the Directors' Plan.

The Supervisory Board Recommends
A Vote In Favor Of Proposal 4.

The essential features of the Directors' Plan, a copy of which is included as an appendix to this Proxy Statement, are outlined below:

Purpose.

The purpose of the Directors' Plan is to provide a means by which each supervisory director ("commissaris") of the Company who is not otherwise at the time of grant an employee of or consultant to the Company or of any affiliate of the Company will be given an opportunity to purchase shares of the Company.

Administration.

The Directors' Plan is administered by the Supervisory Board of the Company, unless and until the Supervisory Board delegates administration to a committee.

Shares Subject To The Directors' Plan.

Subject to the provisions relating to adjustments upon changes in the Company's Common Shares, two hundred twenty-five thousand (225,000) of the Company's Common Shares are reserved for issuance under the Directors' Plan. If options granted under the Directors' Plan expire or otherwise terminate without being exercised in full, the Common Shares not acquired under such option again become available for issuance under the Directors' Plan.

In The Netherlands, stock options vest immediately upon acceptance of a grant by an employee, but are subject to a lapsing right of repurchase that has the same effect as a vesting schedule. If the Company repurchases unvested shares issued under the Option Plan subject to a right of repurchase, the repurchased shares will not again become available for reissuance under the Option Plan.

ELIGIBILITY.

Non-employee supervisory directors of the Company or affiliates of such directors (as defined in the Code) are eligible to receive options under the Directors' Plan.

NON-DISCRETIONARY GRANTS.

Each person who was serving as a supervisory director on the date of adoption of the Directors' Plan by the Supervisory Board (the "Adoption Date") and each person who was or is subsequently first elected or appointed as a supervisory director after the Adoption Date was or will be automatically granted, on the Adoption Date or the date of such initial election or appointment, if later, an option to purchase 15,000 Common Shares under the Directors' Plan.

Subject to this Proposal, each supervisory director who has served as a director for at least six months and who is reelected at each annual general meeting of shareholders ("Annual Meeting"), commencing with the 2003 Annual Meeting, who has continuously served as a supervisory director for at least six (6) months prior to such Annual Meeting, shall automatically be granted, on the date of such Annual Meeting, an option to purchase five thousand (5,000) Common Shares on the terms and conditions set forth under the Directors' Plan.

OPTION PROVISIONS.

The term of each option granted under the Directors' Plan commences on the date it is granted and, unless sooner terminated as set forth in the option grant, expires on the date ten (10) years from the date of grant ("Expiration Date"). If the optionee's service as a supervisory director or employee of or consultant to the Company or its affiliates terminates for any reason (including, but not limited to, death, disability, involuntary and voluntary terminations), the option terminates on the earlier of the Expiration Date or the date 12 months following the date of termination of all such service; provided that if the termination of service is due to the supervisory director's death, the option terminates on the earlier of the Expiration Date or 18 months following the date of the supervisory director's death. An option may be exercised following termination of the supervisory director's service as a supervisory director or employee of or consultant to the Company or its affiliates only as to that number of shares as to which it was exercisable as of the date of termination of such service.

The exercise price of each option granted under the Directors' Plan may not be less than one hundred percent (100%) of the fair market value of the shares subject to such option on the date such option is granted.

The options granted under the Directors' Plan typically vest and become exercisable in four (4) equal annual installments, measured from the date of grant, provided that the optionee has, during the entire period prior to such vesting installment date, continuously served as a supervisory director or employee of or consultant to the Company or its affiliates. However, in the event the supervisory director's service as a supervisory director or employee of or consultant to the Company or its affiliates terminated for any reason other than a voluntary termination by the supervisory director or a termination for cause, then the option, as of the date of such termination, immediately becomes vested and exercisable with respect to all of the shares subject to the option. In addition, if options are granted under the Directors' Plan in The Netherlands, stock options vest immediately upon acceptance of a grant by a director, but are subject to a lapsing right of repurchase that has the same effect as a vesting schedule.

Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Code.

Effect of Certain Corporation Events.

In the event of certain mergers of the Company with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving the Company, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction.

Federal Income Tax Information.

Nonstatutory Stock Options. Nonstatutory stock options granted under the Supplemental Plan generally have the following federal income tax consequences.

There are no tax consequences to the optionholder or the Company by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionholder normally will recognize taxable ordinary income equal to the excess, if any, of the fair market value of the Common Shares on the date of exercise over the option exercise price. However, to the extent the Common Shares is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the Common Shares. With respect to employees, the Company is generally required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionholder.

Upon disposition of the Common Shares, the optionholder will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such shares plus any amount recognized as ordinary income upon exercise of the option (or vesting of the Common Shares). Such gain or loss will be long-term or short-term depending on whether the Common Shares were held for more than one year. Slightly different rules may apply to optionholders who acquire Common Shares subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

Potential Limitation on Company Deductions. Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to stock options, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury regulations issued under Section 162(m), compensation attributable to stock options will qualify as performance-based compensation if the option is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which options may be granted during a specified period, the per-employee limitation is approved by the shareholders, and the exercise price of the option is no less than the fair market value of the Common Shares on the date of grant, or (ii) the option is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the option is approved by shareholders.

Proposal 5

Adoption of the 2003 Employee Stock Purchase Plan

In October 1999, the Supervisory Board adopted, and the shareholders subsequently approved, the Company's 1999 Employee Stock Purchase Plan ("1999 Purchase Plan"). Pursuant to the terms of the 1999 Purchase Plan, the 1999 Purchase Plan has terminated because all 300,000 of the shares reserved for issuance under the 1999 Purchase Plan have been sold to Employees under the 1999 Purchase Plan.

In September 2003, the Supervisory Board adopted the Company's 2003 Employee Stock Purchase Plan ("2003 Purchase Plan"), subject to shareholder approval. The 2003 Purchase Plan has essentially identical terms to the 1999 Purchase Plan.

Shareholders are requested in this Proposal 5 to approve the adoption the 2003 Purchase Plan. The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote at the meeting will be required to approve the adoption of the 2003 Purchase Plan.

The Supervisory Board Recommends
A Vote In Favor Of Proposal 5.

The essential features of the 2003 Purchase Plan, a copy of which is included as an appendix to this Proxy Statement, are outlined below:

General

The 2003 Purchase Plan provides a means by which employees may purchase Common Shares through payroll deductions. The 2003 Purchase Plan is implemented by offerings of rights to eligible employees. Under the 2003 Purchase Plan, the Supervisory Board may specify offerings with a duration of not more than 12 months, and may specify shorter purchase periods within each offering. Purchase dates under the offerings may occur each June 1 and December 1. New offerings may begin each June 1 and December 1. Substantially all of the approximately 727 employees of the Company and its group companies are eligible to participate in the 2003 Purchase Plan.

Subject to this Proposal, an aggregate of 200,000 Common Shares have been reserved for issuance under the 2003 Purchase Plan. The 2003 Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code.

Employees who participate in an offering may have up to 15% of their earnings withheld pursuant to the 2003 Purchase Plan. The amount withheld is then used to purchase Common Shares on specified purchase dates. The Supervisory Board determines the number of Common Shares that may be purchased on each specified purchase date.

Terms of Purchase under the 2003 Purchase Plan

The price of Common Shares purchased under the 2003 Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Shares on the commencement date of each offering period or the fair market value of the Common Shares on the relevant purchase date. Employees who become eligible to participate in the 2003 Purchase Plan for the first time during an ongoing offering may be permitted to begin participating in the 2003 Purchase Plan on the day after the next purchase date that occurs under the offering. The price of Common Shares purchased under the 2003 Purchase Plan for employees who begin participating in the 2003 Purchase Plan during an ongoing offering will be equal to 85% of the lower of the fair market value of the Common Shares on the day they begin participating in the 2003 Purchase Plan or the fair market value of the Common Shares on the relevant purchase date. Employees may end their participation in an offering at any time during such offering, except that the Supervisory Board may prohibit withdrawal close to the end of a purchase period.

Employees' participation in all offerings will end automatically on termination of their employment with the Company or one of its subsidiaries.

Eligibility

Unless otherwise determined by our Supervisory Board, employees are eligible to participate in the 2003 Purchase Plan only if they are customarily employed by the Company or one of its subsidiaries designated by the Supervisory Board for at least 20 hours per week and five months per calendar year. No employee shall be eligible for the grant of any rights under the 2003 Purchase Plan if immediately after such rights are granted, such employee will have voting power over 5% or more of the Company's outstanding capital shares. Eligible employees may be granted rights only if the rights together with any other rights granted under employee stock purchase plans do not permit such employees' rights to purchase shares of Metron to accrue at a rate which exceeds $25,000 of fair market value of those shares for each calendar year in which those rights are outstanding.

Effect of Certain Corporate Events

Upon a change in control of Metron, each right to purchase Common Shares will be assumed or an equivalent right substituted by the successor corporation; if the rights are not assumed or substituted, all sums collected by payroll deductions will be applied to purchase shares immediately prior to the change in control.

Amendment and Termination

The Supervisory Board has the authority to amend or terminate the 2003 Purchase Plan; provided, however, that no action may adversely affect any outstanding rights to purchase Common Shares.

Federal Income Tax Information

Rights granted under the 2003 Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of Common Shares as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired Common Shares.

If the Common Shares is disposed of more than two years after the beginning of the offering period and more than one year after the Common Shares are transferred to the participant, then the lesser of (i) the excess of the fair market value of the Common Shares at the time of such disposition over the exercise price or (ii) the excess of the fair market value of the Common Shares as of the beginning of the offering period over the exercise price (determined as of the beginning of the offering period) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. At present, such capital gains generally are subject to lower tax rates than ordinary income.

If the Common Shares are sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the Common Shares on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the Common Shares are later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the Common Shares on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the Common Shares have been held.

There are no federal income tax consequences to the Company by reason of the grant or exercise of rights under the 2003 Purchase Plan. The Company is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

ADMINISTRATION

The Supervisory Board administers the 2003 Purchase Plan and has the final power to construe and interpret both the 2003 Purchase Plan and the rights granted under it. The Supervisory Board has the power, subject to the provisions of the 2003 Purchase Plan, to determine when and how rights to purchase Common Shares of the Company will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any subsidiary of the Company will be eligible to participate in the 2003 Purchase Plan. The Supervisory Board has the power, which it has not yet exercised, to delegate administration of the 2003 Purchase Plan to a committee composed of not fewer than two members of the Supervisory Board.

PROPOSAL 6

APPROVAL TO ISSUE COMMON SHARES IN AN AGGREGATE AMOUNT EXCEEDING 19.999% OF THE OUTSTANDING COMMON SHARES PURSUANT TO OUTSTANDING CONVERTIBLE DEBENTURES AND WARRANTS

OVERVIEW

On August 25, 2003, the Company completed the sale to certain institutional investors, in a transaction exempt from registration under the Securities Act, of convertible debentures in an aggregate principal amount of $7,000,000, bearing interest at the rate of 8% per annum and having a maturity date of February 25, 2007 (the "Debentures"), and warrants to purchase an aggregate of 811,594 Common Shares (the "Financing Warrants"), of which 50% have an exercise price of $3.97 per share and 50% have an exercise price of $4.31 per share, and all of which are exercisable until August 25, 2007 (the "Financing"). The Debentures and Warrants were issued under a Subscription Agreement, dated August 25, 2003.

The Debentures are convertible into 1,846,964 Common Shares at a price of $3.79 per share. The Company is entitled to issue Common Shares in lieu of the cash payment of interest on the Debentures, subject to certain conditions, including shareholder approval of this Proposal 6. Common Shares issued in lieu of cash to pay interest are valued at 90% of the average of the volume-weighted average trading prices for the 20 trading days preceding the relevant interest payment date. The Company is entitled to force conversion of the Debentures into Common Shares in the event our common share price exceeds $10.34 per share for 20 consecutive trading days, provided certain conditions are met. Generally, these conditions are that:

1. the Company has duly honored all conversions occurring prior to the date the holders of the Debentures receive notice of the forced conversion;

2. there is an effective registration statement (and the company believes, in good faith, that such effectiveness will continue uninterrupted for the foreseeable future) for all of the Common Shares issued or issuable pursuant the Debentures (the "Underlying Shares") or all the Underlying Shares can be sold immediately pursuant to Rule 144;

3. the Common Shares are listed for trading on a the Nasdaq National Market (and the Company believes, in good faith, that trading of the Common Shares on the Nasdaq National Market will continue uninterrupted for the foreseeable future);

4. all liquidated damages and other amounts owing in respect of the Debentures and Underlying Shares have been paid or will, concurrently with the issuance of the Underlying Shares, be paid in cash;

5. a sufficient number of Common Shares is reserved from the Company's authorized share capital

6. no event of default nor any event that with the passage of time would constitute an event of default under the Debentures has occurred and is continuing; and

7. the forced conversion would not result, when aggregated with all other prior issuances of Common Shares pursuant to the Financing Warrants, the Enable Warrants (as defined below) and the Debentures, in the issuance of more than 19.999% of the number of Common Shares outstanding immediately prior to the Financing, unless shareholder approval has been obtained for such issuance.

The conversion price of the Debentures is subject to adjustments under certain circumstances. If certain changes occur to the Company's capitalization, such as a stock split, dividend of Common Shares or other capital reorganization, then the conversion price of the Debentures will be adjusted appropriately. In addition, the conversion price will be adjusted downward if the Company issues securities at a per share price less than the then-applicable conversion price (a "Debenture Adjustment

Issuance"), excluding, among other things, issuances in connection with certain strategic transactions and issuances of options to employees, managing directors and supervisory directors. After a Debenture Adjustment Issuance, the new conversion price of the Debentures would equal the per share price of such Debenture Adjustment Issuance.

Enable Capital, LLC acted as placement agent in connection with the Financing and received a fee equal to $287,000, payable in cash, together with warrants (the "Enable Warrants") to purchase an aggregate of 55,408 Common Shares, of which 50% have an exercise price of $3.97 per share and 50% have an exercise price of $4.31 per share.

The Enable Warrants have substantially the same terms as the Financing Warrants, except the Enable Warrants are exercisable until August 25, 2008. The Financing Warrants and the Enable Warrants are collectively referred to herein as the "Warrants."

The exercise prices of the Warrants are subject to adjustments under certain circumstances. If certain changes occur to the Company's capitalization, such as a stock split, dividend of Common Shares or other capital reorganization, then the exercise prices of the Warrants will be adjusted appropriately. In addition, the exercise prices will be adjusted downward if the Company issues securities at a per share price less than the applicable exercise prices, respectively (a "Warrant Adjustment Issuance"), excluding, among other things, issuances in connection with certain strategic transactions and issuances of options to employees, managing directors and supervisory directors. After a Warrant Adjustment Issuance, the new exercise prices of the Warrants would be based on a weighted-average formula. We may give notice of mandatory termination of the Warrants provided that (i) the Common Shares issuable upon conversion of the Warrants are registered for resale pursuant to the Securities Act of 1933 or are freely tradable without restriction or legend and have been continuously for at least the 20-trading day period immediately preceding the date of the notice of termination, (ii) the Common Shares are listed or quoted for trading on the Nasdaq National Market continuously during the 20-trading day period immediately preceding the date of the notice of mandatory termination and (iii) the price of our Common Shares is equal to or greater than $10.34 for each of the 20 trading days immediately preceding the date of notice of termination (subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions).

The Company entered into a Registration Rights Agreement, dated August 25, 2003, with the investors that purchased the Debentures and the Warrants, under which the Company agreed to file with the SEC within 30 days following the sale of the Debentures a registration statement covering the resale of the Common Shares underlying the Debentures and the Financing Warrants. Accordingly, the Company intends to file a registration statement on Form S-3 on or before August 24, 2003 with respect to the resale of such shares from time to time.

A copy of the form of Debenture, form of Warrant, Subscription Agreement and Registration Rights Agreement were filed by the Company with the SEC as exhibits to a Form 8-K filed on August 27, 2003. The Company's audited consolidated financial statements, management's discussion and analysis of financial condition and results of operations and certain supplementary financial information are incorporated by reference to pages 25 through 76 of the Company's Annual Report on Form 10-K filed with the SEC on August 29, 2003 and delivered with this Proxy Statement.

Reasons for Shareholder Approval

Companies listed on the Nasdaq National Market, including the Company, are required to comply with NASD rules with respect to the listing of shares with Nasdaq. Section 4350(i)(1)(D)(ii) of the NASD Rules requires Nasdaq-listed companies to obtain shareholder approval prior to the issuance of "common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book value or market value of the stock" (the "20% Rule") Prior to the financing, the

Company had 12,609,078 Common Shares outstanding (the "Outstanding Shares"). Assuming no adjustments to the conversion price of the Debentures or the exercise prices of the Warrants, the Debentures are convertible into 1,846,964 Common Shares and the Warrants are exercisable for 867,002 Common Shares, for a total of 2,713,966 Common Shares. This total constitutes 21.52% of the Outstanding Shares. While the conversion price of the Debentures and the exercise prices of the Warrants were set at premiums to the average prices of our Common Shares during a period prior to the closing of the financing, the conversion price of the Debentures and the exercise prices of Warrants were less than the market value of our Common Shares on the closing date of the Financing. In addition, if there is a Debenture Adjustment Issuance or a Warrant Adjustment Issuance, we will be required to issue more than 21.52% of the Outstanding Shares under the terms of the Debentures and the Warrants. Accordingly, under the 20% Rule and pursuant to the terms of the Debentures and the Warrants, we are required to obtain shareholder approval before we can issue in excess of 19.999% of the Outstanding Shares (the "Issuable Maximum").

In addition, Section 4350(i)(1)(B) of the NASD Rules requires shareholder approval "when the issuance or potential issuance will result in a change of control of the issuer." While we do not believe that the issuance of the Debentures and the Warrants will result in a change of control, and therefore we do not believe that Section 4350(i)(1)(B) applies to this issuance, a substantial adjustment to the conversion price of the Debentures or the exercise prices of the Warrants could result in a sufficient number of Common Shares being issued and issuable upon conversion of the Debentures and exercise of the Warrants to constitute a change in control.

Absent shareholder approval of this Proposal 6, the Company will not be able to convert Debentures or exercise Warrants to the extent such conversion or exercise, when combined with all prior Debenture conversions, Warrant exercises and issuances of Common shares in payment of interest, would exceed the Issuable Maximum. In addition, the Company will not be able to elect to pay interest on the Debentures in Common Shares unless shareholder approval of this Proposal 6 has been obtained.

Any amount of the Debentures that holders of Debentures are unable to convert in excess of the Issuable Maximum or any amount of interest not payable in Common Shares would remain a cash liability of the Company, due and payable at maturity or on the interest payment date. In that event, the Company may be required to raise additional funds in order to meet this obligation. The Company may not be able to raise sufficient funds at that time, and, even if the Company is able to raise sufficient funds, the terms of such financing may not be favorable to the Company.

Edward D. Segal, FSI International, Inc. ("FSI"), Entegris, Inc. ("Entegris") and Bricoleur Capital have entered into voting agreements with the investors who purchased the Debentures and the Warrants under which these shareholders have agreed to vote their Common Shares in favor of this Proposal 6. Together, these shareholders hold approximately 44.0% of the outstanding Common Shares.

The affirmative vote of the holders of a majority of the votes cast in person or represented by proxy and entitled to vote at the meeting (excluding any shares held by the purchasers of the Debentures and the Warrants and by Enable Capital, LLC) will be required to approve this Proposal 6.

THE SUPERVISORY BOARD RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 6.

PROPOSAL 7

APPROVAL OF ANNUAL ACCOUNTS

At the Annual Meeting, the shareholders of the Company will be asked to approve the Annual Accounts (*"jaarrekening"*) of the Company drawn up in the English language for the fiscal year ended May 31, 2003, as required under Netherlands law and the Articles. In accordance with Article 2:408 of the Netherlands Civil Code, the Annual Accounts are the annual statutory accounts of the Company prepared in accordance with generally accepted accounting principles of The Netherlands. These Annual Accounts do not represent the consolidated accounts of the Company and all of its subsidiaries prepared in accordance with generally accepted accounting principles of the United States, as presented in the Consolidated Financial Statements contained in the Annual Report of the Company for the year ended May 31, 2003. Copies of the Annual Accounts are open for inspection at the principal executive offices of the Company, located at 4425 Fortran Drive, San Jose, California 95134-2300, USA, and the Company's principal office in The Netherlands, located at Kabelstraat 36, NL-1322 AD Almere, by registered shareholders and other persons entitled to attend meetings of shareholders of the Company. Such copies will be open for inspection from the date hereof until the close of the Annual Meeting.

The affirmative vote of the holders of a majority of the shares present or represented by proxy and entitled to vote at the Annual Meeting is required to adopt the Annual Accounts, provided that the votes represent more than half of the issued share capital of the Company.

THE SUPERVISORY BOARD RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 7.

Proposal 8

Approval of Selection of Statutory Auditors and Ratification Of Selection Of Independent Auditors

The Supervisory Board has nominated PricewaterhouseCoopers N.V. for approval as statutory auditors of the Annual Accounts ("*jaarrekening*") of the Company for the fiscal year ending May 31, 2004, has selected PricewaterhouseCoopers LLP as the Company's independent accountants for the fiscal year ending May 31, 2004 and has further directed that the selection of auditors of the Annual Accounts be submitted to the shareholders for approval and that the selection of the independent accountants be submitted to the shareholders for ratification at the Annual Meeting. KPMG LLP audited the Company's financial statements from 1995 until the fiscal year ended May 31, 2001. PricewaterhouseCoopers LLP audited the Company's financial statements for the fiscal years ended May 31, 2002 and 2003. Representatives of PricewaterhouseCoopers N.V. are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent accountants is not required by the Articles or otherwise. However, the Supervisory Board is submitting the selection of PricewaterhouseCoopers LLP as independent accountants to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee and the Supervisory Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Supervisory Board in their discretion may direct the appointment of different independent accountants at any time during the year if they determine that such a change would be in the best interests of the Company and its shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to approve the selection of PricewaterhouseCoopers N.V. as statutory auditors of the Annual Accounts and to ratify the selection of PricewaterhouseCoopers LLP as independent accountants, provided that the votes represent more than half of the issued share capital of the Company.

On September 7, 2001, the Company's Supervisory Board, upon the recommendation of the Audit Committee, approved the dismissal of KPMG LLP and the appointment of PricewaterhouseCoopers LLP as the Company's independent accountants to audit the Company's financial statements for the year ending May 31, 2002. The Company's Supervisory Board has approved the continuing appointment of PricewaterhouseCoopers LLP as the Company's independent accountants to audit the Company's financial statements for the year ending May 31, 2004.

The independent audit report of KPMG LLP on the Company's consolidated financial statements as of May 31, 2001, and for the year ended May 31 2001, dated July 12, 2001, in the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2003, filed with the SEC on August 29, 2003, contained no adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles.

In connection with the Company's audit for the fiscal year ended May 31, 2001, and in the subsequent interim period prior to KPMG LLP's dismissal, there were no disagreements between the Company and KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused KPMG LLP to make reference to the subject matter of the disagreement in connection with their report.

In connection with their audit of the Company's financial statements as of and for the year ended May 31, 2001, KPMG LLP noted one matter involving the Company's internal controls and its operations that they considered to be a reportable condition under standards established by the American Institute of Certified Public Accountants ("AICPA"). The reportable condition, which is not deemed a "material weakness" as defined by the AICPA, is related to the design and operation of internal controls over the systems and processes for revenue recognition and deferral. The subject matter of the reportable condition and the subsequent actions taken were discussed with the Company's Audit Committee.

KPMG LLP's letter to the Securities and Exchange Commission stating its agreement with the statements in the two preceding paragraphs is filed as an exhibit to the Company's Current Report on Form 8-K filed September 14, 2001.

During the fiscal year ended May 31, 2001 and the subsequent interim period prior to our engagement of PricewaterhouseCoopers LLP, the Company did not consult with PricewaterhouseCoopers LLP regarding the application of accounting principles to a specified transaction, or the type of audit opinion that might be rendered on the Company's financial statements.

**THE SUPERVISORY BOARD RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 8.**

Proposal 9

Approval of the Preparation of the Annual Report in English

The Company has prepared its Annual Accounts and Annual Report for the fiscal year ended May 31, 2003 in the English language. Netherlands law requires that the Company's shareholders authorize the preparation of the Company's Annual Report in a language other than Dutch. Such authorization will not constitute approval of any matter referred to in the Company's Annual Report.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve the preparation of the Company's Annual Report in English, provided that the votes represent more than half of the issued share capital of the Company.

The Supervisory Board Recommends
A Vote In Favor Of Proposal 9.

Security Ownership Of Certain Beneficial Owners And Management

The following table sets forth certain information regarding the ownership of the Company's Common Shares as of July 31, 2003 by: (i) each supervisory director and nominee for supervisory director; (ii) each managing director named in the Summary Compensation Table and each nominee for managing director; (iii) all managing directors and supervisory directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its Common Shares. Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their Common Shares, except to the extent authority is shared by spouses under applicable law. Unless otherwise noted, the address of each shareholder is c/o Metron Technology N.V., 4425 Fortran Drive, San Jose, California 95134-2300.

Name and Address	Common Shares as of July 31, 2003	Total Shares Beneficially Owned(1)	Percentage
Entegris, Inc.(2) 3500 Lyman Boulevard Chaska, MN 55318	1,565,687	1,593,811	12.6%
FSI International, Inc.(3) 322 Hazeltime Drive Chaska, MN 55318	2,123,582	2,150,769	17.1%
Robert R. Anderson(4)	82,237	110,361	*
Dana C. Ditmore	0	0	*
Joel A. Elftmann	0	937	*
William L. George	0	0	*
Sho Nakanuma(5)	0	14,062	*
Bruce M. Jaffe(6)	2,000	10,437	*
Edward D. Segal(7)	596,298	1,251,485	9.9%
Dennis R. Riccio(8)	20,000	143,125	1.1%
Gregory M. Claeys(9)	127,192	223,733	1.8%
John W. Mathews(10)	2,808	24,994	*
Douglas J. McCutcheon(11)	0	15,625	*
Gregory S. Greskorvich	0	0	*
All Supervisory Directors and Managing Directors as a group (9 persons)(12)	830,535	1,794,758	14.2%

* Represents beneficial ownership of less than one percent of the Company's Common Shares.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Applicable percentage ownership is based on 12,609,278 Common Shares outstanding as of July 31, 2003, together with applicable options for such shareholder. Common Shares subject to options currently exercisable, or exercisable within 60 days of July 31, 2003, are not deemed outstanding for computing the percentage ownership of any other person.

(2) Includes 28,124 shares issuable to Entegris pursuant to options exercisable within 60 days of July 31, 2003.

(3) Includes 27,187 shares issuable to FSI pursuant to options exercisable within 60 days of July 31, 2003.

(4) Consists of 82,237 shares held by Mr. Anderson and 28,124 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(5) Consists of 14,062 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(6) Consists of 2,000 shares held by Mr. Jaffe and 8,437 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(7) Consists of 467,270 shares held by Mr. Segal, 129,528 shares held by Segal Investments LP, an investment partnership of which Mr. Segal is the Managing Partner, and 525,659 shares issuable pursuant to options exercisable within 60 days of July 31, 2003. Mr. Segal disclaims beneficial ownership of the shares held by Segal Investments LP.

(8) Consists of 20,000 shares held by Mr. Riccio, and 96,541 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(9) Consists of 127,192 shares held by Mr. Claeys, and 96,541 shares issuable pursuant to options exercisable within 60 days of July 31, 2003. During July 2003, Mr. Claeys resigned as a managing director.

(10) Consists of 2,808 shares held by Mr. Mathews, and 22,186 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(11) Consists of 15,625 shares issuable pursuant to options exercisable within 60 days of July 31, 2003.

(12) Includes an aggregate of 830,535 shares issuable pursuant to options exercisable within 60 days of July 31, 2003. Also includes an aggregate of 834,695 shares held by Entegris and 129,528 shares owned by the investment partnership of Mr. Segal.

Change in Control

Our outstanding Debentures are subject to anti-dilution adjustments upon certain issuances of securities of the Company at a per-share price less than the then-applicable conversion price of the Debentures, which, if triggered, could at a subsequent date result in a change in control of the Company. For a more detailed description of the Debentures and these anti-dilution adjustments, see "Proposal 6".

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the 1934 Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Shares and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with during the fiscal year ended May 31, 2003.

EXECUTIVE COMPENSATION

Compensation of Supervisory Directors

Each supervisory director of the Company receives a per meeting fee of $1,000 (plus $500 for each committee meeting attended by committee members on a separate day). The members of the Supervisory Board are also eligible for reimbursement for expenses incurred in connection with attendance at Supervisory Board meetings in accordance with Company policy. In the fiscal year ended May 31, 2003, the total compensation and expenses paid to non-employee supervisory directors was $73,459. For fiscal 2004, each supervisory director of the Company will receive a annual retainer of $10,000 in addition to the meeting fee of $1,000, a fee of $1,000 for serving on the audit committee, and a $500 fee for all other committee meetings. Committee chairmen will receive an additional $500 fee.

Each supervisory director of the Company also receives stock option grants under the Directors' Plan. Only non-employee supervisory directors of the Company are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are intended by the Company not to qualify as incentive stock options under the Code.

Option grants under the Directors' Plan are non-discretionary. On April 13, 1997, each supervisory director then in office was automatically granted an option to purchase 15,000 Common Shares from the Directors' Plan. Subsequently, each person who was or is elected or appointed for the first time to serve as a supervisory director is granted an option to purchase 15,000 Common Shares from the Directors' Plan. In addition, on the date of each Annual Meeting, commencing with the 2003 Annual Meeting, each member of the Supervisory Board who has served as a director for at least six months and who is reelected at such Annual Meeting, subject to approval of Proposal 4, is automatically granted an option to purchase 5,000 Common Shares under the Directors' Plan. Prior to the 2003 Annual Meeting, the annual automatic grant was 3,750 shares rather than 5,000 shares. The exercise price of each option granted under the Directors' Plan may not be less than one hundred percent (100%) of the fair market value of the shares subject to such option on the date such option is granted. Options granted under the Directors' Plan generally may not be exercised until the date upon which such optionee has provided one year of continuous service to the Company or its affiliates as a director following the date of such option grant. Options vest at a rate of 25% one year after grant date and 25% each year thereafter in accordance with the terms of the grant. The term of each option granted under the Directors' Plan commences on the date it is granted and, unless sooner terminated as set forth in the option grant, expires on the date ten (10) years from the date of grant. In the event of certain mergers of the Company with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving the Company, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction.

During the fiscal year 2003, the Company granted options covering 18,750 shares to the supervisory directors of the Company, at an exercise price per share of $1.58. The fair market value of such Common Shares on the date of grant was $1.58 per share (based on the closing sales price reported on the Nasdaq National Market for the date of grant). In January 2003, James Dauwalter resigned as a supervisory director. Accordingly, all vesting ceased for all options held by Mr. Dauwalter, including the option for 3,750 shares granted in fiscal 2003. As of July 31, 2003, no options had been exercised under the Directors' Plan.

Compensation of Managing Directors

The following table shows for the fiscal years ended May 31, 2001, 2002 and 2003 compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other four most highly compensated managing directors (the "Named Executive Officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Securities Underlying Options/SARs(#)	All Other Compensation($)
Edward D. Segal	2003	276,300	—	—	50,000	34,425(1)
Chief Executive Officer and	2002	286,533	—	—	120,000	129,832(1)
Managing Director	2001	307,000	199,032	—	50,000	6,078(1)
Dennis R. Riccio	2003	252,000	—	40,425(2)	35,000	1,172(3)
President, Chief Operating Officer and Managing Director	2002	101,285	—	—	300,000	425(3)
Gregory M. Claeys	2003	166,500	—	2,731(3)	25,000	—
Vice President, Materials	2002	172,677	—	4,893(3)	51,250	2,880(4)
Division and Managing Director(5)	2001	185,000	126,240	3,354(3)	—	2,880(4)
John W. Mathews Vice President, Equipment Division and Managing Director	2003	213,750	—	—	90,000	981(3)
Douglas J. McCutcheon Senior Vice President and Chief Financial Officer and Managing Director (Designate)	2003	96,000(6)	—	62,800(7)	100,000	360(3)

(1) For 2003, represents $31,704 in interest on shareholder receivables, $1,624 in car allowances and $1,097 in insurance premiums. For 2002, represents $3,150 in payments to a defined contribution plan, $1,611 in car allowances, $1,277 in insurance premiums, $80,307 in interest on shareholder receivables and $43,487 in tax services. For 2001, represents $3,150 in payments to a defined contribution plan, $1,836 in car allowances and $1,092 in insurance premiums.

(2) Represents housing allowance.

(3) Represents insurance premiums.

(4) Represents payments to a defined contribution plan.

(5) Mr. Claeys resigned as a managing director in July 2003.

(6) Mr. McCutcheon was appointed Senior Vice President and Chief Financial Officer of the Company in January 2003.

(7) Represents consulting arrangement prior to employment.

Stock Option Grants And Exercises

The Company grants options to its executive officers under its Amended and Restated Employee Stock Option Plan (the "Option Plan") and Supplemental Stock Option Plan (the "Supplemental Plan"). As of July 31, 2003, options to purchase a total of 3,968,660 shares were outstanding under the Option Plan and options to purchase 164,091 shares remained available for grant thereunder, and options to purchase a total of 370,760 shares were outstanding under the Supplemental Plan and options to purchase 129,240 shares remained available for grant thereunder.

The following tables show, for the fiscal year ended May 31, 2003, certain information regarding options granted to, exercised by, and held at year-end by, the Named Executive Officers:

OPTION/SAR GRANTS IN FISCAL 2003

	Individual Grants					
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)	
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year(1)	Exercise Or Base Price ($/Sh)(2)	Expiration Date	5% ($)	10% ($)
Edward D. Segal(4)	50,000	4.0%	$2.00	December 2012	$ 162,889	$ 259,374
Dennis R. Riccio(5)	35,000	2.4%	$2.10	December 2012	114,023	181,562
Gregory M. Claeys(6)	25,000	2.0%	$2.00	December 2012	81,445	129,687
John W. Mathews(7)	75,000	5.9%	$8.90	June 2012	1,087,287	1,731,323
	15,000	1.2%	$2.00	December 2012	48,867	77,812
Douglas J. McCutcheon(8)	100,000	7.9%	$1.55	January 2013	252,479	402,155

(1) Based on options to purchase an aggregate of 1,265,430 shares granted to employees (including employee directors) during the fiscal year ended May 31, 2003. The foregoing total excludes options granted to consultants and non-employee directors.

(2) The exercise price per share of each option was equal to the quoted fair market value of the Common Shares on the date of grant.

(3) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The 5% and 10% rates represent certain assumed rates of appreciation only, in accordance with the rules of the Securities and Exchange Commission, and do not reflect the Company's estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual further performance of the Common Shares, and no gain to the optionee is possible unless the stock price increases over the option term.

(4) 6.25% of the shares subject to Mr. Segal's option grants vested on March 2, 2003, and 6.25% of such shares vest every quarter during the four years thereafter.

(5) 6.25% of the shares subject to Mr. Riccio's option grants vested on March 2, 2003, and 6.25% of such shares vest every quarter during the four years thereafter.

(6) 6.25% of the shares subject to Mr. Claeys' option grants vested on March 2, 2003, and 6.25% of such shares vest every quarter during the four years thereafter. Mr. Claeys resigned as a managing director in July 2003.

(7) 6.25% of the 15,000 shares subject to Mr. Mathews' option grants vested on March 3, 2003, and 6.25% of such shares vest every quarter during the four years thereafter. For the 75,000 shares, 25% vests on June 2, 2003, and 25% of such shares vest annually during the three years thereafter.

(8) 6.25% of the shares subject to Mr. McCutcheon's option grants vested on April 7, 2003, and 6.25% of such shares vest every quarter during the four years thereafter.

Aggregated Option/SAR Exercises in Last Fiscal Year, and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise(#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Edward D. Segal	12,000	$103,600	502,197	161,251	$1,406	$21,094
Dennis R. Riccio	—	—	95,937	239,063	984	14,766
Gregory M. Claeys	—	—	124,608	61,642	703	10,547
John W. Mathews	—	—	937	89,063	422	6,328
Douglas J. McCutcheon ..	—	—	6,250	93,750	5,625	84,375

(1) The value realized is based on the fair market value of the Company's Common Shares on the exercise date minus the exercise price.

(2) The valuations are based on the fair market value of the Company's Common Shares on May 31, 2003 of $2.45, minus the exercise price of the options.

Employment Agreements and Termination of Employment Arrangements

Edward D. Segal, Dennis R. Riccio, and Douglas J. McCutcheon are each employed pursuant to an employment contract with a subsidiary of Metron, which is incorporated in his country of residence. As a consequence of the fact that the Company was reporting operating losses, all Named Executive Officers agreed to accept a 10% reduction in their current base salaries effective October 1, 2001 for an indefinite period. The reductions remained in effect as of the end of fiscal year 2003.

Edward D. Segal is employed pursuant to an employment contract entered into in September 1999 with Metron Technology Corporation, a California corporation and wholly-owned subsidiary of the Company (MTC), and with the Company. The employment contract provides that Mr. Segal will serve as a managing director of the Company and as the Company's Chief Executive Officer at an annual salary of not less than $295,000. The agreement also provides for Mr. Segal's participation in an annual incentive compensation plan approved by the Supervisory Board and for other usual and customary benefits. The Company and MTC agreed to indemnify Mr. Segal against any liability to which he may be subject for judgments, settlements, penalties, fees and expenses of defense, including attorney's fees, bonds and costs of investigation, arising out of or in any way related to acts or omissions as a member of the Managing Board, or an executive officer, or in any other capacity in which services are rendered to the Company or MTC and its subsidiaries. However, Mr. Segal would not be entitled to indemnification under this agreement under certain circumstances, including if indemnification is unlawful. If Mr. Segal's employment is terminated by MTC without cause or by Mr. Segal for good reason or due to disability, in exchange for Mr. Segal's signing a release of all claims, he will continue to receive his base salary for a period of 12 months in addition to other customary benefits.

Dennis R. Riccio is employed pursuant to an employment contract entered into in November 2001 with MTC and with the Company. The employment contract provides that Mr. Riccio will serve as a managing director of the Company and as the Company's President and Chief Operating Officer at an annual salary of not less than $280,000. The agreement also provides for Mr. Riccio's participation in an annual incentive compensation plan approved by the Supervisory Board and for other usual and customary benefits. The Company and MTC agreed to indemnify Mr. Riccio against any liability to which he may be subject for claims, damages, judgments, losses, liabilities, fees and expenses of defense, including attorney's fees, bonds and costs of investigation, arising out of or in any way related to acts or omissions as a member of the Managing Board, or an executive officer, or in any other capacity in which services are rendered to the Company or MTC and its subsidiaries. However, Mr. Riccio would not be entitled to indemnification under this agreement under specified circumstances including if indemnification is unlawful. If Mr. Riccio's employment is terminated by MTC without cause or by Mr. Riccio for good reason or due to disability, in exchange for Mr. Riccio's signing a release of all claims, he will continue to receive his final base salary for a period of 12 months in addition to other customary benefits.

Douglas J. McCutcheon is employed pursuant to an employment contract entered into in January 2003 with MTC and with the Company. The employment contract provides that Mr. McCutcheon will serve as a managing director of the Company and as the Company's Senior Vice President and Chief Financial Operating Officer at an annual salary of not less than $225,000. The Company granted Mr. McCutcheon an option to purchase 100,000 Common Shares and an additional option to purchase 50,000 Common Shares in June 2003. The agreement also provides for Mr. McCutcheon's participation in an annual incentive compensation plan approved by the Supervisory Board and for other usual and customary benefits. The Company and MTC agreed to indemnify Mr. McCutcheon against any liability to which he may be subject for claims, damages, judgments, losses, liabilities, fees and expenses of defense, including attorney's fees, bonds and costs of investigation, arising out of or in any way related to acts or omissions as a member of the Managing Board, or an executive officer, or in any other capacity in which services are rendered to the Company or MTC and its subsidiaries. However, Mr. McCutcheon would not be entitled to indemnification under this agreement under specified circumstances including if indemnification is expressly prohibited under applicable law or prohibited by Metron's Articles or MTC's charter. If Mr. McCutcheon's employment is terminated by MTC without cause or by Mr. McCutcheon for good reason or due to disability, in exchange for Mr. McCutcheon's signing a release of all claims, he will continue to receive his final base salary for a period of 12 months in addition to other customary benefits.

Report of the Compensation Committee of the Supervisory Board on Executive Compensation(1)

The Compensation Committee (the "Committee") of the Supervisory Board generally makes decisions regarding the compensation of our Chief Executive Officer, Edward D. Segal, and its other executive officers. During fiscal 2003, the Committee consisted of the following serving members of the Supervisory Board: Messrs. Anderson, Elftmann and Nakanuma; all three are outside directors. The Committee has furnished the following report on the 2003 compensation of Edward D. Segal and our other executive officers.

In setting the compensation levels, the Committee considers the standard practices in the semiconductor equipment and materials industry, including data from surveys, as well as the practices of companies with whom Metron competes for executive talent. In addition, the Committee considers the overall performance of the Company in setting the compensation levels of our executive officers. As a consequence of the fact that the Company was reporting operating losses for fiscal year 2002, the Committee recommended, and all executive officers agreed to accept, a 10% reduction in the current

(1) The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 Act or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

base salaries of all executive officers, effective October 1, 2001 and to continue for an indefinite period. The reductions remained in effect as of the end of fiscal year 2003. Metron believes that its total executive compensation package is near the median among its peers.

Elements of Annual Compensation

Salary. The Committee determines base salaries, incentive compensation and stock option grants of the executive officers in part in reliance on the Radford Survey (the "Survey") or the prevailing competitive salaries in the technology sector for similar positions and by evaluating those salary standards against the achievement by the Company of its corporate goals. The Committee compared the compensation of the Company's executive officers to equivalent data in the Survey and competitive market compensation levels to determine base salary, target bonuses and target total cash compensation. The Committee also reviewed and compared the practices of such companies with respect to stock option grants. Increases in annual salaries are based on actual corporate and individual performance against targeted performance and various subjective performance criteria. Targeted performance criteria vary for each executive officer based on his area of responsibility. Subjective performance criteria include an executive officer's ability to motivate others, develop the skills necessary to mature with the Company and recognize and pursue new business opportunities to enhance the Company's growth and success. The Committee does not use a specific formula based on these targeted performance and subjective criteria, but instead makes an evaluation of each executive officer's contributions in light of all of the criteria.

Stock Options. The Committee grants stock options under our stock option plans to foster executive ownership and to provide direct linkage with shareholder interests. The Committee considers the current level of equity holdings in Metron, stock options previously granted, industry practices, the executive's accountability level and assumed potential share value when determining stock option grants. The Committee relies upon competitive guideline ranges of retention-effective, target-gain objectives to be derived from option gains based upon relatively aggressive assumptions relating to planned growth and earnings. In this manner, potential executive gains parallel those of other shareholders over the long term. Therefore, the stock option program serves as our primary long-term incentive and retention tool for executives and other key employees. The exercise prices of stock options granted to executive officers are equal to the market value of the shares on the date of grant.

CEO Compensation

Mr. Segal joined Metron as President and Chief Executive Officer in July 1995. In general, the factors utilized in determining Mr. Segal's compensation are the same as those applied to the other executive officers in the manner described in the preceding paragraphs, although achievement of Company financial performance goals have a greater impact on his total compensation.

In establishing Mr. Segal's base salary, it was the Committee's intent to provide him with a level of stability and certainty each year. His base salary for the 2003 fiscal year before the 10% reduction for managing directors was $307,000 and is comparable to the reported base salaries for Chief Executive Officers in the Survey. Mr. Segal's compensation for the 2003 fiscal year did not contain an annual bonus component.

In December 2002, the Committee awarded Mr. Segal additional options to purchase 50,000 Common Shares.

The Committee believes that Mr. Segal's compensation for the 2003 fiscal year is consistent with the criteria described above and the Committee's evaluation of his overall leadership and management of the Company.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Code limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

The statute containing this law and the applicable proposed Treasury regulations offer a number of exceptions to this deduction limit for pre-existing compensation plans, arrangements and binding contracts. As a result, the Committee believes that at the present time it is quite unlikely that the compensation paid to any Named Executive Officer in a taxable year which is subject to the deduction limit will exceed $1 million.

Conclusion

In summary, it is the opinion of the Committee that the adopted executive compensation policies and plans provide the necessary total remuneration program to properly align our performance and the interest of our shareholders with competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long term.

Compensation Committee
Robert R. Anderson
Joel A. Elftmann
Sho Nakanuma

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company's compensation committee consists of Messrs. Anderson, Elftmann and Nakanuma.

None of the current members of the Company's compensation committee is an officer or employee of the Company. Mr. Elftmann is President of Custom Fab Solutions LLC and was recently the Chairman of the Board of FSI International, Inc., one of the Company's principals and shareholders. See "Certain Transactions" for a more detailed description of the relationship between the Company and FSI.

PERFORMANCE MEASUREMENT COMPARISON(1)

The following graph shows the total shareholder return of an investment of $100 in cash on November 18, 1999 for (i) the Company's Common Shares, (ii) the Standard & Poor's SmallCap Index of 600 companies (the "S&P SmallCap 600") and (iii) the peer group as published by SEMI in their SEMIndex for United States companies with a market cap of less than $250 million.


COMPARISON OF 42 MONTH CUMULATIVE TOTAL RETURN*
AMONG METRON TECHNOLOGY, N. V., THE S & P SMALLCAP 600 INDEX
AND A PEER GROUP
DOLLARS
160
140
120
100
80
60
40
20
0
11/99
5/00
5/01
5/02
5/03
METRON TECHNOLOGY, N.V.
S & P SMALLCAP 600
PEER GROUP

The SEMIndex peer group with a market cap of $250 million consists of 27 companies in the semiconductor industry as follows: Ade Corporation, Advantest Corporation, Aehr Test Systems; Aetrium Inc, Amtech Systems Inc., August Technology Corporation, Btu International Inc., Daw Technologies Inc., Electroglas Inc., Emcore Corporation, Focus Entmt International Inc., FSI International Inc., Genus Inc., Ibis Technology Corporation, Inficon, Intest Corporation, Keithley Instruments Inc., Mattson Technology Inc., Metron Technology N.V., Micro Component Technology Inc., Nanometrics Inc., Nova Measuring Instruments, Robotic Vision Sys Inc., Rudolph Technologies Inc., Semitool Inc., Teradyne Inc., Therma-Wave Inc., Ultratech Inc., Zygo Corporation.

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(1) This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Certain Transactions

Transactions with FSI

As of May 31, 2003, FSI International, Inc. ("FSI") held approximately 16.8% of the Company's outstanding shares. In fiscal 2002 and 2003, products from FSI accounted for 12%, and 10% of the Company's revenue, respectively. In addition, Mr. Elftmann, a supervisory director of the Company, was Chairman of the Board of FSI until January 2002.

Distribution Agreement. In October 2002, the Company and FSI entered into a transition agreement providing for the early termination of their distribution agreements in Europe and Asia. Pursuant to the agreement, effective March 1, 2003 (the "closing date"), FSI assumed direct sales, service and applications support and logistics responsibilities for its surface conditioning and microlithography products in Europe and Asia, except that the Company continued to take purchase orders for spare parts until April 15, 2003 in accordance with the terms of the distribution agreements, while the Company will continue to represent FSI products in Israel.

Under the terms of the transition agreement, during the second quarter of fiscal 2003, FSI advanced $3.0 million in cash to the Company. On the closing date, the advance was applied toward the repurchase by FSI of inventory and equipment that the Company purchased under the current distribution arrangement. As consideration, FSI agreed to pay to the Company an early termination fee of $2.75 million. The agreement required FSI to surrender up to 1,154,000 of the Company's Common Shares owned by FSI with a maximum value of $2.75 million as a form of consideration for the termination fee.

Other Agreements. FSI was also party to an investor rights agreement which granted FSI registration rights pursuant to the shares it owns. The investor rights agreement terminated by its terms on November 19, 2002. As a supervisory director of the Company, Mr. Elftmann receives yearly option grants.

Transactions with Entegris

As of May 31, 2003, Entegris, Inc. ("Entegris") held approximately 12.4% of the Company's outstanding shares, and for both fiscal 2002 and 2003, products from Entegris accounted for 13% of the Company's revenue.

Distribution Agreements. On January 8, 2001 the Company and Entegris entered into an agreement to modify their existing distribution relationship. Pursuant to that agreement, Entegris agreed to transfer to the Company 1,125,000 Common Shares and make cash payments totaling $1.75 million to the Company over a 15-month period. On February 13, 2001, the Company and Entegris entered into a transition agreement whereby Entegris assumed direct sales responsibility for products from its Microelectronics Group in Europe beginning April 1, 2001, and in Asia beginning May 1, 2001. Pursuant to the transition agreement, Metron received revenue (either in the form of a 10% sales commission or a discount off the sales list price, which ranges from 5% to 40% depending on the product) for orders received before the above dates and shipped within the 90 days following these dates. In addition, on March 1, 2001, the Company and Entegris entered into a new distribution agreement, under which the Company will continue to distribute Entegris' Fluid Handling Group product line in all regions in Europe, Asia and parts of the United States covered under the previous distribution agreements. The distribution agreement will continue until August 31, 2005 and renew automatically for successive 5-year terms. The parties may terminate the agreement early under certain circumstances or, with 12 months' notice, at the end of the then-current term. Pursuant to the distribution agreement, Entegris has agreed to sell products to the Company at a 10% to 40% discount from the published list price, depending on the product. If Entegris asks the Company to act as a manufacturer's sales representative, Entegris will provide the Company with a commission structure for those sales.

Other Agreements. Entegris was also party to an investor rights agreement which granted Entegris registration rights pursuant to the shares it owns. The investor rights agreement terminated by its terms on November 19, 2002.

Indebtedness of Management

In July 1995, Edward D. Segal, President and Chief Executive Officer entered into a Tax Indemnification Agreement ("TIA") with the Company as part of its acquisition of Transpacific Technology Corporation. At the time of the acquisition and until it completed its initial public offering in November 1999, Metron was a "controlled foreign corporation" under Subpart F of the US Internal Revenue Code ("Subpart F"), and as a "US person" the officer/director was liable for personal income tax on income imputed to him under Subpart F. Under the agreement, the Company has provided cash advances for taxes due for Subpart F income that totaled $270,000 at May 31, 2003. Under the TIA, Mr. Segal is required to repay these advances only to the extent that he benefits from the increase in the tax basis of his holding of Metron stock. Accordingly, in fiscal 2001, the Company recorded a reserve of $160,000 against these advances. Repayment of a portion of the advances is required beginning with the first sale of shares owned by Mr. Segal.

Indemnity Agreements

See "Employment Agreements and Termination of Employment Arrangements" for a description of indemnification provisions contained in agreements with Named Executive Officers.

Employment Agreements

See "Employment Agreements and Termination of Employment Arrangements" for a description of employment agreements with Named Executive Officers.

APPENDIX A

METRON TECHNOLOGY N.V.

EMPLOYEE STOCK OPTION PLAN

Amended and Restated Effective October 13, 1999
Amended by the Supervisory Board April 13, 2000
Amendment Approved by Shareholders November 21, 2000
Amended by the Supervisory Board July 15, 2001
Amendment Approved by Shareholders October 30, 2001
Amended by the Supervisory Board October 15, 2002
Amendment Approved by the Shareholders November 26, 2002
Amended by the Supervisory Board January 6, 2003
Amended by the Supervisory Board September 17, 2003

1. PURPOSE.

1.1 The purpose of this employee stock option plan (the "Plan") is to motivate key employees of and consultants to Metron Technology N.V. (the "Company") and its group companies (the "Group Companies") to improve individual performance by providing long-term incentives to such persons by way of facilitating ownership of shares in the issued share capital of the Company. The Plan is also intended to facilitate recruiting and retaining key personnel of outstanding ability by providing an attractive capital accumulation opportunity.

1.2 The Plan provides employees (including directors who are employees) of the Company and its Group Companies ("Employees") an opportunity to purchase Shares pursuant to options which may qualify as incentive stock options (hereafter "Incentive Stock Options") under Section 422 of the United States Internal Revenue Code of 1986, as amended (hereafter the "Code"), and employees (including directors who are employees) of and consultants to the Company and its Group Companies an opportunity to purchase Shares pursuant to options which are not described in Sections 422 or 423 of the Code (hereafter "Nonqualified Stock Options").

2. SUBPLANS AUTHORIZED.

The Plan shall operate as a master plan and to the extent appropriate the Company and/or its Group Companies may adopt subplans which among other things may be intended to address specific laws of one or more of the jurisdictions in which the Company and/or its Group Companies operate (a "Subplan").

3. DEFINITIONS.

Capitalized terms used in the Plan and in the Agreement (as defined below) have the meaning ascribed thereto in this Section 3.

(a) "**Agreement**" means a written contract entered into between the Company and/or a Group Company on the one hand and an Optionee on the other hand containing the terms and conditions of an Option, which shall be consistent with the Plan and be determined by the Board, together with all amendments thereto made by the Board in accordance with Section 13 hereof.

(b) "**Board**" means the supervisory board of the Company.

(c) "**Committee**" means a committee designated by the Board to administer the Plan in accordance with Section 13 hereof.

(d) "**Company**" means Metron Technology N.V., a public company with limited liability established at Amsterdam, The Netherlands.

(e) **"Consultant"** means any person, including an advisor, (i) engaged by the Company or a Group Company to render consulting or advisory services and who is compensated for such services or (ii) who is a member of the Board of Directors of a Group Company. However, the term "Consultant" shall not include either Directors who are not compensated by the Company for their services as Directors or Directors who are merely paid a director's fee by the Company for their services as Directors.

(f) **"Director"** means a member of the supervisory board of the Company.

(g) **"Employee"** means an employee (including a managing director who is also an employee) of the Company or a Group Company.

(h) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

(i) **"Fair Market Value"** means, as of any date, the value per Share determined as follows:

(i) if the Stock is listed on any official stock exchange, the Fair Market Value shall be the closing sales price per Share on such stock exchange (or the closing bid price if no sales were reported) for the last trading day prior to the time of determination; or

(ii) if the Stock is not listed on any official stock exchange, the Fair Market Value shall be determined by the Board, using such criteria as it shall determine, in its sole discretion, to be appropriate for such valuation.

(j) **"General Meeting"** means the general meeting of shareholders of the Company.

(k) **"Group Company"** ("groepsmaatschappij") has the meaning assigned to it in Section 2:24b of the Dutch Civil Code or any successor provision thereof with the understanding that FSI Metron Europe Ltd., a company under the laws of England which is registered at Brighton is deemed not to be a Group Company.

(l) **"Non-Employee Director"** means a Director who either (i) is not a current Employee or Officer of the Company or its parent or a subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or a subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(m) **"Officer"** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(n) **"Option"** means a right to purchase Shares pursuant to the terms of the Plan.

(o) **"Option Price"** means the price at which a Share covered by the respective Option may be purchased.

(p) **"Optionee"** means an Employee or Consultant to whom an Option is or has been granted.

(q) **"Outside Director"** means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" receiving compensation for prior services (other than benefits under a tax qualified pension plan), was not an officer of the Company or an "affiliated corporation" at any time and is not currently receiving direct or indirect remuneration from the Company or an "affiliated corporation" for services in any capacity other than as a Director or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(r) "Plan" means this Metron Technology N.V. Employee Stock Option Plan, any Subplans authorized by the Company and any amendments made thereto by the Board in accordance with Section 12 hereof.

(s) "Securities Act" means the Securities Act of 1933, as amended.

(t) "Share" means a common share in the issued share capital of the Company.

(u) "Stock" means the common shares in the issued share capital of the Company.

(v) "Successor" with respect to an Optionee means the person or persons who, by will or according to the applicable law of inheritance, acquire(s) the right to exercise an Option.

(w) "Ten Percent Shareholder" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any of the Group Companies.

(x) "Term" means the period during which an Option may be exercised.

4. SHARES AVAILABLE UNDER THE PLAN.

4.1 The number of Shares available for distribution under the Plan shall not exceed 4,750,000, subject to adjustment pursuant to Section 14 hereof. Shares used for purposes of the Plan shall be common shares in the authorized share capital of the Company.

4.2 If an Option should expire or can no longer be exercised for any reason without having been exercised in full, the unissued Shares which were subject thereto shall, unless the Plan shall have been terminated, become available for future issuance under the Plan.

4.3 For the purposes of computing the total number of Shares granted under the Plan, each Option shall be deemed to be the equivalent of the maximum number of Shares that may be issued upon exercise of the particular Option.

4.4 Subject to the provisions of Section 14 relating to adjustments upon changes in the Shares, no Employee shall be eligible to be granted Options covering more than one million (1,000,000) Shares during any calendar year.

4.5 Except as set forth in the following sentence, Options may only be granted under the Plan on June 1 and December 1 of each calendar year (or the next business day if any such June 1 or December 1 is not a business day). Notwithstanding the preceding sentence, Options may be granted at any time or times during each calendar year to eligible Employees and Consultants if: (i) the grant is made in connection with the hiring by the Company of an eligible Employee or Consultant and such eligible Employee or Consultant was not employed by or a consultant to the Company within the previous 6 months, (ii) the grant is made in recognition of a newly granted promotion to an eligible Employee or Consultant and the Committee determines that such promotion involves a significant increase in the duties or responsibilities of such eligible Employee or Consultant, or (iii) the grant is made in connection with the exercise by the Board of any of the powers listed in Section 13.2(c) hereof.

5. ELIGIBILITY.

Participation in the Plan shall be limited to Employees and Consultants, and the Committee or the Board shall determine which Employees and Consultants shall be granted Options under the Plan, and the terms of such Options, all as more fully provided in the relevant Agreement.

6. General Terms of Options.

6.1 Each Option shall be subject to an Agreement.

6.2 Each Agreement shall set forth the number of Shares to which the Option subject to such Agreement applies, the Option Price and such other terms and conditions applicable to the Option as shall be determined by the Board acting in its sole discretion, subject however to the provisions of the Plan, particularly this Section 6.2 thereof.

6.3 The Option Price shall never be less than the nominal value per Share. Moreover, the Option Price shall not be less than the Fair Market Value on the date the Option is granted. Notwithstanding the foregoing, (a) in the case of an Incentive Stock Option granted to a Ten Percent Shareholder, then such Incentive Stock Options shall have a Term of no longer than 5 years and an Option Price of at least 110% of the Fair Market Value on the date the Option is granted and (b) in the case of an Incentive Stock Option granted to any other person, the Option Price shall not be less than the Fair Market Value on the date that the Option is granted. The Option Price shall be subject to adjustment to the extent provided in this Plan or the relevant Agreement.

6.4 In the case of Incentive Stock Options, the aggregate Fair Market Value (determined as of the time such Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by an Employee in any calendar year (under the Plan and any other plans of the Company or its Group Companies) shall not exceed $100,000 or the equivalent thereof in another currency.

6.5 The Agreement may contain such other terms, provisions, and conditions as may be determined by the Board (not inconsistent with this Plan). If an Option, or any part thereof is intended to qualify as an Incentive Stock Option, the Agreement shall contain those terms and conditions which are necessary to so qualify it.

7. Transferability.

Each Agreement shall provide that Options may not be sold, assigned, transferred, exchanged, pledged or otherwise encumbered. Notwithstanding the immediately preceding sentence, an Agreement may provide that the Option subject to the Agreement shall transfer in the event of the death of an Optionee to a Successor or, alternatively, that the death of an Optionee shall accelerate the Term of the Option in accordance with Section 9 of the Plan.

8. Effective Date and Duration of the Plan.

8.1 The Plan shall become effective as of and its "Effective Date" shall be the date it is approved by the general meeting of shareholders of the Company.

8.2 The Plan shall remain in effect until the earlier of (i) the date as of which the Board has terminated the Plan; and (ii) the tenth anniversary of the Effective Date (the "Termination Date"); *provided, however,* that Options granted prior to the Termination Date may vest, be exercised or otherwise effectuated in accordance with the relevant Agreement beyond the Termination Date unless the authority to do so is limited in the Agreement or otherwise.

9. Term of Options, Acceleration.

Each Agreement shall set forth the Term of the Option; *provided, however,* that the Term of an Option shall not be for more than 10 years and that, in the case of an Incentive Stock Option granted to Ten Percent Shareholder, then such Incentive Stock Options shall have a Term of no longer than 5 years and an Option Price of at least 110% of the Fair Market Value on the date the Option is granted. Acceleration of the expiration of the applicable Term is permitted upon such terms and conditions as shall be set forth in the Agreement, which may, but need not, include, without limitation, acceleration in the event of the Optionee's death or retirement as Employee.

10. TERMINATION OF EMPLOYMENT AND CONSULTING RELATIONSHIP AND PERMANENT DISABILITY OF THE OPTIONEE.

10.1 No Option may be exercised by an Optionee from the date on or as per which the Optionee is no longer an Employee or a Consultant, for any reason whatsoever, except as and to the extent provided in the Agreement applicable to that Option. Notwithstanding the foregoing, a change in the capacity in which a person provides services to the Company will not constitute a termination of employment or consulting relationship for purposes of the Plan provided that there is no interruption in the period during which the person provides services to the Company.

10.2 Subject to Section 10.1 of the Plan, during the lifetime of an Optionee, only such Optionee (or such Optionee's legal representative) may exercise an Option. An Option may be exercised by the Successor of an Optionee following the death of such Optionee to the extent, and during the period of time, if any, provided in the applicable Agreement.

10.3 Notwithstanding the provisions of Section 10.1 above, in the event of termination of the Optionee's employment or consulting relationship with the Company or one or more of the Group Companies as a result of his total and permanent disability (as determined by the Board or the Committee) the Optionee may, but only within 12 months from the date of such termination (but in no event later than the expiration date of the Term of such Option as set forth in the relevant Agreement), exercise the Option in accordance with the terms and conditions of the relevant Agreement. If and to the extent that the Optionee does not so exercise the Option, the Option shall terminate without any payment of compensation or remuneration being due or payable to the Optionee.

11. EXERCISE OF OPTIONS.

11.1 The Option Price of the Shares with respect to which an Option is exercised shall be payable to the Company in full at the time of exercise of the Option and shall be made in such currency as the Board shall specify in the applicable Agreement. However, the Board may, in its sole discretion, permit an Optionee to pay the Option Price in whole or in part (i) with Shares owned by the Optionee; (ii) with Shares issuable upon exercise of the Option; (iii) delivery on a form prescribed by the Board of an irrevocable direction to a securities broker approved by the board or the Board to sell Shares and to deliver all or a portion of the proceeds thereof to the Company in payment for the Shares; or (iv) a combination of the foregoing, and in any such event the Company undertakes to repurchase the Shares involved. Any Shares used to pay all or part of the Option Price shall be valued by the Board or the Committee at their Fair Market Value on the date of the exercise of the Option. In addition, any Shares used to pay all or part of the Option Price that were acquired, directly or indirectly from the Company, must have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes) prior to their use for such payment.

Notwithstanding the above, it is expressly understood that an Optionee may only use Shares to pay all or part of the Option Price and that the Company shall only be bound to repurchase those Shares subject to the condition precedent that the provisions of Dutch law and the articles of association of the Company, as the same may be amended from time to time, concerning the repurchase by the Company of shares in its own capital are complied with and satisfied.

11.2 Each Option shall be exercisable in whole or in part on the terms provided for in the relevant Agreement. In no event shall any Option be exercisable at any time after the expiration of its

Term. When an Option is no longer exercisable, it shall be deemed to have lapsed or terminated without any payment of compensation or remuneration due to anybody.

12. TERMINATION, SUSPENSION AND MODIFICATION OF THE PLAN AND ALTERATION AND AMENDMENT OF AGREEMENTS AND OPTIONS.

To the extent permitted by law the Board may at any time and from time to time terminate, suspend or modify the Plan. The Board shall in no event amend the Plan in the following respects without the approval of the general meeting of shareholders resolving with a majority then sufficient to approve the Plan in the first instance:

(i) to increase the maximum number of Shares subject to Incentive Stock Options issued under the Plan; or

(ii) to change the designation or class of persons eligible to receive Incentive Stock Options under the Plan.

The Board may at any time alter or amend any or all Agreements and the terms and conditions of outstanding Options, except the Option Price, *provided, however,* that no such termination, suspension, modification, alteration or amendment will materially and adversely affect any right acquired by any Optionee under an Option granted before the date of termination, suspension, modification, alteration or amendment, unless otherwise agreed to by the Optionee in the Agreement or otherwise or unless required by law. However, it will be conclusively presumed that any adjustment for changes in capitalization provided for in Section 14 does not adversely affect the rights of any Optionee.

13. ADMINISTRATION.

13.1 Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in Section 13.3.

13.2 Powers of Board. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a) To determine from time to time which of the persons eligible under the Plan shall be granted Options; when and how each Option shall be granted; the provisions of each Option granted (which need not be identical), including the time or times when a person shall be permitted to receive Shares pursuant to an Option; and the number of Shares with respect to which an Option shall be granted to each such person.

(b) To construe and interpret the Plan and Options granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(c) To effect, at any time and from time to time, with the consent of any adversely affected Optionee, (1) the reduction of the exercise price of any outstanding Option under the Plan, (2) the cancellation of any outstanding Option under the Plan and the grant in substitution therefor of (A) a new Option under the Plan covering the same or a different number of Shares, and/or (B) cash, or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(d) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company which are not in conflict with the provisions of the Plan.

13.3 **Delegation to Committee.**

(a) The Board may delegate administration of the Plan to a Committee or Committees of one (1) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

(b) At such time as the Shares are publicly traded, in the discretion of the Board, a Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, and/or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. Within the scope of such authority, the Board or the Committee may (1) delegate to a committee of one or more members of the Board who are not Outside Directors the authority to grant Options to eligible persons who are either (a) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Stock Award or (b) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code and/or (2) delegate to a committee of one or more members of the Board who are not Non-Employee Directors the authority to grant Options to eligible persons who are not then subject to Section 16 of the Exchange Act.

13.4 **Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

14. ADJUSTMENT FOR CHANGES IN CAPITALIZATION.

14.1 In the event of any change in the number of outstanding Shares by reason of any stock dividend, stock split, reorganization, recapitalization, merger, exchange of shares or other similar corporate change, such reasonable adjustments may be made in the Plan, the Agreements and the Options granted hereunder (including the Option Price) as the Board shall, in its sole discretion, determine are necessary or appropriate to ensure the Optionees, to the extent possible, reasonable rights with equal value, including, if necessary, an adjustment in the number of Shares and in the Option Prices applicable to Options then outstanding and in the number of Shares which are reserved for issuance under the Plan. Any such adjustment shall be conclusive and binding for all purposes of the Plan.

14.2 Unless otherwise determined by the Board, upon the dissolution or liquidation of the Company the Options granted under the Plan shall terminate and thereupon become null and void. Upon any merger or consolidation, if the Company is not the surviving corporation, or if the Company is the surviving corporation in a "triangular merger" transaction with a subsidiary of a "parent corporation" (as such term is defined and used in Section 175 and Section 1101 of the California General Corporation Law), then with respect to Options held by persons whose employment or consulting relationship with the Company or any Group Company has not terminated, the vesting of such Options (and, if applicable, the time during which such Options may be exercised) shall be accelerated in full, and the Options shall terminate if not exercised (if applicable) at or prior to such event. With respect to any other Options outstanding under the Plan, such Options shall terminate if not exercised (if applicable) prior to such event.

15. No Commitments Vis-À-Vis Eligible Employees, Consultants or Optionees.

15.1 The status as an eligible Employee or Consultant of any person shall not be construed as a commitment that any Option will be granted under the Plan to such eligible Employee or Consultant, or to eligible Employees or Consultants generally.

15.2 Nothing in the plan or in any Agreement or related documents shall confer upon any Employee, Consultant or Optionee any right to continue in the employment or service of the Company or any Group Company or constitute any contract of employment or consulting relationship or affect any right which the Company or any Group Company may have to change such person's remuneration, other benefits, job responsibilities or title, or to terminate the employment or consulting relationship of such person with or without cause. Options and/or Shares granted to an Optionee under the Plan are not and shall not be considered to be a remuneration for work performed by such Optionee under his contract of employment with the Company or any Group Company.

16. Tax Withholding.

No Shares shall be granted or sold under the Plan to any Optionee until the Optionee has made arrangements acceptable to the Company or to the Board for the satisfaction of federal, state, local and foreign income tax, social security tax and any other applicable withholding obligations including, without limitation, obligations incident to the receipt of Shares under the Plan or the receipt of an Option pursuant to the Plan or to the failure to satisfy the conditions for treatment as incentive stock options under applicable tax law. Upon exercise of an Option, the Company at its option may withhold from the Optionee or require the Optionee to surrender cash or Shares sufficient to satisfy the minimum applicable federal, state, local and foreign income tax, social security tax and any other minimum applicable withholding obligations as well as any capital duty and transfer or other similar duty payable in respect of payment of the Option Price or for the Shares.

17. Other Benefits and Compensation Programs.

Payments and other benefits received by an Optionee under the Plan or under an Option granted pursuant to the Plan shall not be deemed a part of an Optionee's regular, recurring compensation for purposes of the termination, indemnity or severance pay law of any country and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Company or a Group Company, unless expressly so provided by such other plan, contract or arrangement, or unless the Board expressly determines that an Option or portion of an Option should be included to reflect competitive compensation practices or to recognize that an Option has been granted in lieu of a portion of competitive cash compensation.

18. Unfunded Plan.

The Plan shall be unfunded and the Company shall not be required to segregate any assets that may at any time be represented by Options under the Plan. Neither the Company, its Group Companies, the Committee, nor the Board shall be deemed to be a trustee of any amounts to be paid under the Plan nor shall anything contained in the Plan or any action taken pursuant to its provisions create or be construed to create a fiduciary relationship between the Company and/or its Group Companies, and an Optionee. To the extent that any person acquires a right to receive an Option or Shares under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company.

19. Limits of Liability, Indemnification.

19.1 Any liability of the Company to any Optionee with respect to an Option shall be based solely upon the contractual obligations created by the Plan and the Agreement.

19.2 Except as may be required by law, neither the Company nor any member of the Board or of the Committee, nor any other person participating in any determination of any question under the Plan, or in the interpretation, administration or application of the Plan, shall have any liability to any party for any action taken, or not taken, under the Plan.

19.3 Each person who is or shall have been a member of the Committee or of the Board, and any other person to whom the Board delegates authority under the Plan, shall be indemnified and held harmless by the Company, to the extent permitted by law, against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit or proceeding to which such person may be a party or in which such person may be involved by reason of any action taken or failure to act, made in good faith, under the Plan and against and from any and all amounts paid by such person in settlement thereof with the Company's approval, or paid by such person in satisfaction of any judgment in any such action, suit or proceeding against such person, provided such person shall give the Company an opportunity, at the Company's expense, to handle and defend the same before such person undertakes to handle and defend it on such person's own behalf.

20. COMPLIANCE WITH APPLICABLE LEGAL REQUIREMENTS.

No Options shall be granted and no Shares distributable pursuant to the Plan or to an Agreement shall be issued and delivered unless the granting of such Options respectively the issuance and delivery of such Shares complies with all applicable legal requirements including, without limitation, with the provisions of any applicable national or state securities laws, and the requirements of the stock exchanges, if any, on which the Shares may, from time to time, be listed.

Optionees who wish to offer or sell any Shares received under the Plan, and who are residents of The Netherlands, may only do so through a foreign stock exchange (such as the Nasdaq National Market). Optionees who are not residents of The Netherlands may not offer or sell Shares received under the Plan in The Netherlands.

21. GENDER AND NUMBER.

Except when otherwise indicated by the context, reference to the masculine gender shall include, when used, the feminine gender and any term used in the singular shall also include the plural.

22. PARTIAL INVALIDITY.

In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

APPENDIX B

METRON TECHNOLOGY N.V.

AMENDED AND RESTATED 1997 SUPERVISORY DIRECTORS' STOCK OPTION PLAN

Adopted by the Supervisory Board on April 13, 1997
Amended by the Supervisory Board September 17, 2003

1. PURPOSE.

(a) The purpose of the 1997 Supervisory Directors' Stock Option Plan (the "Plan") is to provide a means by which each director ("COMMISSARIS") of Metron Technology B.V. (the "Company") who is not otherwise at the time of grant an employee of or consultant to the Company or of any Affiliate of the Company (each such person being hereafter referred to as a "Supervisory Director") will be given an opportunity to purchase stock of the Company.

(b) The word "Affiliate" as used in the Plan means any parent corporation or subsidiary corporation of the Company as those terms are defined in Sections 424(e) and (f), respectively, of the Internal Revenue Code of 1986, as amended from time to time (the "Code").

(c) The Company, by means of the Plan, seeks to retain the services of persons now serving as supervisory directors of the Company, to secure and retain the services of persons capable of serving in such capacity, and to promote the strong financial performance and success of the Company.

2. ADMINISTRATION.

(a) The Plan shall be administered by the Supervisory Board of the Company (the "Supervisory Board") unless and until the Supervisory Board delegates administration to a committee, as provided in subparagraph 2(b).

(b) The Supervisory Board may delegate administration of the Plan to a committee composed of one (1) or more members of the Supervisory Board (the "Committee"). If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Supervisory Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Supervisory Board. The Supervisory Board may abolish the Committee at any time and thereby automatically revest in the Supervisory Board the administration of the Plan.

3. SHARES SUBJECT TO THE PLAN.

(a) Subject to the provisions of paragraph 10 relating to adjustments upon changes in stock, the stock that may be issued pursuant to options granted under the Plan shall not exceed in the aggregate two hundred twenty-five thousand (225,000)* shares of the Company's common stock. If any option granted under the Plan shall for any reason expire or otherwise terminate without having been exercised in full, the stock not purchased under such option shall again become available for the Plan.

(b) The stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

4. ELIGIBILITY.

Options shall be granted only to Supervisory Directors of the Company.

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* 75,000 shares originally authorized. 112,500 post the 3:2 split in April 1998. Increased by 112,500 in October of 1999 to 225,000 total.

5. Non-discretionary Grants.

(a) Each person who is serving as a Supervisory Director on the date of adoption of the Plan by the Supervisory Board (the "Adoption Date") and each person who is subsequently first elected or appointed as a Supervisory Director after the Adoption Date shall automatically be granted, on the Adoption Date or the date of such initial election or appointment, if later, an option to purchase Fifteen Thousand (15,000) shares of common stock of the Company on the terms and conditions set forth herein (hereinafter, an "Initial Grant").

(b) Each Supervisory Director who is reelected at each annual meeting of stockholders ("Annual Meeting"), commencing with the 1997 Annual Meeting, who has continuously served as a Supervisory Director for at least six (6) months prior to such Annual Meeting shall automatically be granted, on the date of such Annual Meeting, an option to purchase Three Thousand Seven Hundred Fifty (3,750) shares of common stock of the Company on the terms and conditions set forth herein (hereinafter, an "Annual Grant"). There shall be no limit to the number of grants any individual may receive pursuant to this subparagraph 5(b).

6. Option Provisions.

(a) Each option shall be subject to the terms and conditions of this Section 6, and the terms of a stock option agreement entered into with each optionee.

(b) The term of each option commences on the date it is granted and, unless sooner terminated as set forth herein, expires on the date ten (10) years from the date of grant ("Expiration Date"). If the optionee's service as a Supervisory Director or employee of or consultant to the Company or any Affiliate terminates for any reason (including, but not limited to, death, disability, involuntary and voluntary terminations), the option shall terminate on the earlier of the Expiration Date or the date twelve (12) months following the date of termination of all such service; PROVIDED, HOWEVER, that if such termination of service is due to the optionee's death, the option shall terminate on the earlier of the Expiration Date or eighteen (18) months following the date of the optionee's death. In any and all circumstances, an option may be exercised following termination of the optionee's service as a Supervisory Director or employee of or consultant to the Company or any Affiliate only as to that number of shares as to which it was exercisable as of the date of termination of all such service under the provisions of subparagraph 6(f).

(c) The exercise price of each option shall be equal to one hundred percent (100%) of the Fair Market Value of the stock (as such term is defined in subparagraph 9(e)) subject to such option on the date such option is granted.

(d) The optionee may elect to make payment of the exercise price under one of the following alternatives:

(i) Payment of the exercise price per share in cash at the time of exercise;

(ii) Provided that at the time of the exercise the Company's common stock is publicly traded and quoted regularly in the Wall Street Journal, this option may be exercised pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board which results in the receipt of cash (or check) by the Company either prior to the issuance of shares of the Company's common stock or pursuant to the terms of irrevocable instructions issued by the optionee prior to the issuance of shares of the Company's common stock; or

(iii) Payment by a combination of the methods of payment specified in subparagraph 6(d)(i) and 6(d)(ii) above.

(e) An option shall not be transferable, except by will or by the laws of descent and distribution, and shall be exercisable during the lifetime of the person to whom the option is granted only by such person (or by his guardian or legal representative) or transferee pursuant to a domestic relations order. In addition, an option may not be encumbered with a right of pledge or any other lien. Notwithstanding the foregoing, the optionee may, by delivering written notice to the Company in a form satisfactory to the Company, designate a third party who, in the event of the death of the optionee, shall thereafter be entitled to exercise the option.

(f) The option shall vest and become exercisable in four (4) equal annual installments, measured from the date of grant, provided that the optionee has, during the entire period prior to such vesting installment date, continuously served as a Supervisory Director or employee of or consultant to the Company or any Affiliate of the Company, whereupon such option shall become fully exercisable in accordance with its terms with respect to that portion of the shares represented by such installment. Notwithstanding the foregoing, in the event the optionee's service as a Supervisory Director, employee of or consultant to the Company or any Affiliate is terminated for any reason other than a voluntary termination by optionee or a termination for cause, then the option shall, as of the date of such termination, immediately become vested and exercisable with respect to all of the shares subject to the option.

(g) The Company may require any optionee, or any person to whom an option is transferred under subparagraph 6(e), as a condition of exercising any such option: (i) to give written assurances satisfactory to the Company as to the optionee's knowledge and experience in financial and business matters; and (ii) to give written assurances satisfactory to the Company stating that such person is acquiring the stock subject to the option for such person's own account and not with any present intention of selling or otherwise distributing the stock. These requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares upon the exercise of the option has been registered under a then currently-effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may require any optionee to provide such other representations, written assurances or information which the Company shall determine is necessary, desirable or appropriate to comply with applicable securities laws as a condition of granting an option to the optionee or permitting the optionee to exercise the option. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the stock.

(h) Notwithstanding anything to the contrary contained herein, an option may not be exercised unless the shares issuable upon exercise of such option are then registered under the Securities Act or, if such shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Securities Act.

7. COVENANTS OF THE COMPANY.

(a) During the terms of the options granted under the Plan, the Company shall keep available at all times in its authorized and unissued share capital and/or as shares held by the Company in its own share capital the number of shares of stock required to satisfy such options.

(b) The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell shares of stock upon exercise of the options granted under the Plan; PROVIDED, HOWEVER, that this undertaking shall not require the Company to register under the Securities Act either the Plan, any option granted under the Plan, or any stock issued or issuable pursuant to any such option. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the

Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such options.

8. Use of Proceeds From Stock.

Proceeds from the sale of stock pursuant to options granted under the Plan shall constitute general funds of the Company.

9. Miscellaneous.

(a) Neither an optionee nor any person to whom an option is transferred under subparagraph 6(e) shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to such option unless and until such person has satisfied all requirements for exercise of the option pursuant to its terms.

(b) Nothing in the Plan or in any instrument executed pursuant thereto shall confer upon any Supervisory Director any right to continue in the service of the Company or any Affiliate in any capacity or shall affect any right of the Company or its stockholders or any Affiliate, to remove any Supervisory Director pursuant to the Company's Articles of Association and the provisions of Netherlands law.

(c) No Supervisory Director, individually or as a member of a group, and no beneficiary or other person claiming under or through him, shall have any right, title or interest in or to any option reserved for the purposes of the Plan except as to such shares of common stock, if any, as shall have been reserved for him pursuant to an option granted to him.

(d) In connection with each option made pursuant to the Plan, it shall be a condition precedent to the Company's obligation to issue or transfer shares to a Supervisory Director, or to evidence the removal of any restrictions on transfer, that such Supervisory Director make arrangements satisfactory to the Company to insure that the amount of any federal, state, local or foreign withholding tax required to be withheld with respect to such sale or transfer, or such removal or lapse, is made available to the Company for timely payment of such tax.

(e) As used in this Plan, "Fair Market Value" means, as of any date, the value of the common stock of the Company determined as follows:

(i) if the common stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market or The Nasdaq SmallCap, the Fair Market Value of a share of common stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such system or exchange (or the exchange with the greatest volume of trading in common stock) on the last market trading day prior to the day of determination, as reported in the Wall Street Journal or such other source as the Supervisory Board deems reliable; or

(ii) in the absence of an established market for the common stock, the Fair Market Value shall be determined in good faith by the Supervisory Board; provided, however, that the Fair Market Value as expressed in U.S. Dollars shall never be less than the counter (foreign exchange) value of the nominal value as expressed in Dutch Guilders.

10. Adjustments Upon Changes in Stock.

(a) If any change is made in the stock subject to the Plan, or subject to any option granted under the Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the

Company), the Plan and outstanding options will be appropriately adjusted in the class(es) and maximum number of shares subject to the Plan and the class(es) and number of shares and price per share of stock subject to outstanding options. Such adjustments shall be made by the Supervisory Board, the determination of which shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a "transaction not involving the receipt of consideration by the Company.")

(b) In the event of: (1) a dissolution, liquidation, or sale of all or substantially all of the assets of the Company; (2) a merger or consolidation in which the Company is not the surviving corporation; (3) a reverse merger in which the Company is the surviving corporation but the shares of the Company's common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise; or (4) the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or any Affiliate of the Company) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of directors, then to the extent not prohibited by applicable law, the time during which options outstanding under the Plan may be exercised shall be accelerated prior to such event and the options terminated if not exercised after such acceleration and at or prior to such event.

11. AMENDMENT OF THE PLAN.

(a) The Supervisory Board at any time, and from time to time, may amend the Plan and/or some or all outstanding options granted under the Plan. However, except as provided in paragraph 10 relating to adjustments upon changes in stock, no amendment shall be effective unless approved by the stockholders of the Company to the extent such approval is necessary for the Plan to satisfy the requirements of Rule 16b-3 under the Exchange Act or any Nasdaq or securities exchange listing requirements.

12. TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Supervisory Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on April 12, 2007. No options may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Rights and obligations under any option granted while the Plan is in effect shall not be impaired by suspension or termination of the Plan, except with the consent of the person to whom the option was granted.

(c) The Plan shall terminate upon the occurrence of any of the events described in subparagraph 10(b) above.

13. EFFECTIVE DATE OF PLAN; CONDITIONS OF EXERCISE.

(a) The Plan shall become effective upon adoption by the Managing Board and by the Supervisory Board.

(b) No option granted under the Plan shall be exercised or become exercisable unless and until the Plan is approved (or ratified) by the stockholders of the Company.

APPENDIX C

Metron Technology N.V.
2003 Employee Stock Purchase Plan

Adopted by the Supervisory Board on September 17, 2003

1. PURPOSE.

(a) The purpose of the Plan is to provide a means by which Employees of the Company and certain designated Affiliates may be given an opportunity to purchase Common Shares of the Company.

(b) The Company, by means of the Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

(c) The Company intends that the Rights to purchase Common Shares of the Company granted under the Plan be considered options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

2. DEFINITIONS.

(a) *"Affiliate"* means any parent corporation or subsidiary corporation, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b) *"Board"* means the Supervisory Board of the Company.

(c) *"Code"* means the Internal Revenue Code of 1986, as amended.

(d) *"Committee"* means a Committee appointed by the Board in accordance with subparagraph 3(c) of the Plan.

(e) *"Common Shares"* means the Common Shares of Metron Technology N.V.

(f) *"Company"* means Metron Technology N.V.

(g) *"Director"* means a member of the Board.

(h) *"Eligible Employee"* means an Employee who meets the requirements set forth in the Offering for eligibility to participate in the Offering.

(i) *"Employee"* means any person, including Officers and Directors, employed by the Company or an Affiliate of the Company. Neither service as a Director nor payment of a director's fee shall be sufficient to constitute "employment" by the Company or the Affiliate.

(j) *"Employee Stock Purchase Plan"* means a plan that grants rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(k) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended.

(l) *"Fair Market Value"* means the value of a security, as determined in good faith by the Board. If the security is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, then, except as otherwise provided in the Offering, the Fair Market Value of the security shall be the closing sales price (rounded up where necessary to the nearest whole cent) for such security (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the relevant security of the Company) on the trading day prior to the relevant determination date, as reported in *The Wall Street*

Journal or such other source as the Board deems reliable, or if such date is not a trading day, then on the next previous trading day.

(m) *"Non-Employee Director"* means a Director who either (i) is not a current Employee or Officer of the Company or its parent or subsidiary, does not receive compensation (directly or indirectly) from the Company or its parent or subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("Regulation S-K")), does not possess an interest in any other transaction as to which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship as to which disclosure would be required under Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(n) *"Offering"* means the grant of Rights to purchase Common Shares under the Plan to Eligible Employees.

(o) *"Offering Date"* means a date selected by the Board for an Offering to commence.

(p) *"Outside Director"* means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of the Treasury regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" receiving compensation for prior services (other than benefits under a tax qualified pension plan), was not an officer of the Company or an "affiliated corporation" at any time, and is not currently receiving direct or indirect remuneration from the Company or an "affiliated corporation" for services in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

(q) *"Participant"* means an Eligible Employee who holds an outstanding Right granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Right granted under the Plan.

(r) *"Plan"* means this Metron Technology N.V. 2003 Employee Stock Purchase Plan.

(s) *"Purchase Date"* means one or more dates established by the Board during an Offering on which Rights granted under the Plan shall be exercised and purchases of Common Shares carried out in accordance with such Offering.

(t) *"Right"* means an option to purchase Common Shares granted pursuant to the Plan.

(u) *"Rule 16b-3"* means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3 as in effect with respect to the Company at the time discretion is being exercised regarding the Plan.

(v) *"Securities Act"* means the Securities Act of 1933, as amended.

3. ADMINISTRATION.

(a) The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in subparagraph 3(c). Whether or not the Board has delegated administration, the Board shall have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(b) The Board (or the Committee) shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine when and how Rights to purchase Common Shares shall be granted and the provisions of each Offering of such Rights (which need not be identical).

(ii) To designate from time to time which Affiliates of the Company shall be eligible to participate in the Plan and in specified Offerings thereunder.

(iii) To construe and interpret the Plan and Rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iv) To amend the Plan as provided in paragraph 14.

(v) To terminate or suspend the Plan as provided in paragraph 16.

(vi) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Affiliates and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan.

(c) The Board may delegate administration of the Plan to a Committee of the Board composed of two (2) or more members, all of the members of which Committee may be, in the discretion of the Board, Non-Employee Directors and/or Outside Directors. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee of two (2) or more Outside Directors any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or such a subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

4. SHARES SUBJECT TO THE PLAN.

(a) Subject to the provisions of paragraph 13 relating to adjustments upon changes in securities, the Common Shares that may be sold pursuant to Rights granted under the Plan shall not exceed in the aggregate two hundred thousand (200,000) Common Shares (the "Reserved Shares"). If any Right granted under the Plan shall for any reason terminate without having been exercised, the Common Shares not purchased under such Right shall again become available for the Plan.

(b) The Common Shares subject to the Plan may be unissued Common Shares or Common Shares that have been bought on the open market at prevailing market prices or otherwise.

5. GRANT OF RIGHTS; OFFERING.

The Board may from time to time grant or provide for the grant of Rights to purchase Common Shares under the Plan to Eligible Employees in an Offering on an Offering Date or on Offering Dates selected by the Board. Each Offering shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate, which shall comply with the requirements of Section 423(b)(5) of the Code that all Employees granted Rights to purchase Common Shares under the Plan shall have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering shall include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering shall be effective, which period shall not exceed twelve (12) months beginning with the Offering Date, and the substance of the provisions contained in paragraphs 6 through 9, inclusive.

6. ELIGIBILITY.

(a) Rights may be granted only to Employees of the Company or, as the Board may designate as provided in subparagraph 3(b), to Employees of an Affiliate. Except as provided in subparagraph 6(b), an Employee shall not be eligible to be granted Rights under the Plan unless, on the Offering Date, such Employee has been in the employ of the Company or the Affiliate, as the case may be, for such continuous period preceding such grant as the Board may require, but in no event shall the required period of continuous employment be equal to or greater than two (2) years.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Right under that Offering, which Right shall thereafter be deemed to be a part of that Offering. Such Right shall have the same characteristics as any Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Right is granted shall be the "Offering Date" of such Right for all purposes, including determination of the exercise price of such Right;

(ii) the period of the Offering with respect to such Right shall begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Right under that Offering.

(c) No Employee shall be eligible for the grant of any Rights under the Plan if, immediately after any such Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Affiliate. For purposes of this subparagraph 6(c), the rules of Section 424(d) of the Code shall apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding rights and options shall be treated as stock owned by such Employee.

(d) An Eligible Employee may be granted Rights under the Plan only if such Rights, together with any other Rights granted under all Employee Stock Purchase Plans of the Company and any Affiliates, as specified by Section 423(b)(8) of the Code, do not permit such Eligible Employee's rights to purchase Common Shares or any Affiliate to accrue at a rate which exceeds twenty five thousand dollars ($25,000) of the fair market value of such Common Shares (determined at the time such Rights are granted) for each calendar year in which such Rights are outstanding at any time.

(e) The Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code shall not be eligible to participate.

7. RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, shall be granted the Right to purchase up to the number of Common Shares purchasable either:

(i) with a percentage designated by the Board not exceeding fifteen percent (15%) of such Employee's Earnings (as defined by the Board in each Offering) during the period which begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering; or

(ii) with a maximum contribution amount designated by the Board that, as the Board determines for a particular Offering, (1) shall be withheld, in whole or in part, from such Employee's Earnings (as defined by the Board in each Offering) during the period which begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date shall be no later than the end of the Offering and/or (2) shall be contributed, in whole or in part, by such Employee during such period.

(b) The Board shall establish one or more Purchase Dates during an Offering on which Rights granted under the Plan shall be exercised and purchases of Common Shares carried out in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify a maximum number of Common Shares that may be purchased by any Participant as well as a maximum aggregate number of Common Shares that may be purchased by all Participants pursuant to such Offering. In addition, in connection with each Offering that contains more than one Purchase Date, the Board may specify a maximum aggregate number of Common Shares which may be purchased by all Participants on any given Purchase Date under the Offering. If the aggregate purchase of Common Shares upon exercise of Rights granted under the Offering would exceed any such maximum aggregate amount, the Board shall make a pro rata allocation of the Common Shares available in as nearly a uniform manner as shall be practicable and as it shall deem to be equitable.

(d) The purchase price of Common Shares acquired pursuant to Rights granted under the Plan shall be not less than the lesser of:

(i) an amount equal to eighty-five percent (85%) of the fair market value of the Common Shares on the Offering Date; or

(ii) an amount equal to eighty-five percent (85%) of the fair market value of the Common Shares on the Purchase Date.

8. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may become a Participant in the Plan pursuant to an Offering by delivering a participation agreement to the Company within the time specified in the Offering, in such form as the Company provides. To the extent required under the terms of the Offering, each such agreement shall authorize payroll deductions of up to the maximum percentage specified by the Board of such Employee's Earnings during the Offering (as defined in each Offering) or specify an amount that the Participant may contribute under the Plan during the Offering. The payroll deductions and any other contributions made by or for each Participant shall be credited to a bookkeeping account for such Participant under the Plan and either may be deposited with the general funds of the Company or may be deposited in a separate account in the name of, and for the benefit of, such Participant with a financial institution designated by the Company. To the extent provided in the Offering, a Participant may reduce (including to zero) or increase such payroll deductions or other contributions. To the extent provided in the Offering, a Participant may begin such payroll deductions or other contributions after the beginning of the Offering. A Participant may make additional payments into his or her account only if specifically provided for in the Offering and only if the Participant has not already contributed or had withheld the maximum permitted amount during the Offering.

(b) At any time during an Offering, a Participant may terminate his or her payroll deductions under the Plan and, if applicable, his or her other contributions, and withdraw from the Offering by delivering to the Company a notice of withdrawal in such form as the Company provides. Such withdrawal may be elected at any time prior to the end of the Offering except as provided by the Board in the Offering. Upon such withdrawal from the Offering by a Participant, the Company shall distribute to such Participant all of his or her accumulated payroll deductions and other contributions under the Offering (reduced to the extent, if any, such deductions have been used to acquire Common Shares for the Participant), and such Participant's interest in that Offering shall be automatically terminated. If the accumulated payroll deductions and other contributions have been deposited with the Company's general funds, then the distribution shall be made from the general funds of the Company, without interest unless otherwise specified in the Offering. If the accumulated payroll deductions and other contributions have been deposited in a separate account with a financial institution as provided in subparagraph 8(a), then the distribution shall be made from the separate account, without interest unless otherwise specified in the Offering. A Participant's withdrawal from an Offering will have no effect upon such Participant's eligibility to participate in any other Offerings under the Plan but such Participant will be required to deliver a new participation agreement in order to participate in subsequent Offerings under the Plan.

(c) Rights granted pursuant to any Offering under the Plan shall terminate immediately upon cessation of any participating Employee's employment with the Company or a designated Affiliate for any reason (subject to any post-employment participation period required by law) or other lack of eligibility. The Company shall distribute to such terminated Employee all of his or her accumulated payroll deductions and other contributions (reduced to the extent, if any, such deductions have been used to acquire Common Shares for the terminated Employee) that have been made under the Offering. If the accumulated payroll deductions and other contributions have been deposited with the Company's general funds, then the distribution shall be made from the general funds of the Company, without interest unless otherwise specified in the Offering. If the accumulated payroll deductions and other contributions have been deposited in a separate account with a financial institution as provided in subparagraph 8(a), then the distribution shall be made from the separate account, without interest unless otherwise specified in the Offering.

(d) Rights granted under the Plan shall not be transferable by a Participant otherwise than by will or the laws of descent and distribution, or by a beneficiary designation as provided in paragraph 15 and, otherwise during his or her lifetime, shall be exercisable only by the person to whom such Rights are granted.

9. Exercise.

(a) On each Purchase Date specified therefor in the relevant Offering, each Participant's accumulated payroll deductions and other contributions specifically provided for in the Offering (without any increase for interest unless otherwise specified in the Offering) will be applied to the purchase of Common Shares up to the maximum number of Common Shares permitted pursuant to the terms of the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional Common Shares shall be issued upon the exercise of Rights granted under the Plan unless specifically provided for in the Offering.

(b) Unless otherwise specifically provided in the Offering, the amount, if any, of accumulated payroll deductions or other contributions remaining in any Participant's account after the purchase of Common Shares that is equal to the amount required to purchase one or more whole Common Shares on the final Purchase Date of the Offering shall be distributed in full to the Participant at the end of the Offering. If the accumulated payroll deductions and other contributions have been deposited with the Company's general funds, then the distribution shall be made from the general funds of the Company, without interest unless otherwise specified in the Offering. If the accumulated payroll deductions and other contributions have been deposited in a separate account with a financial institution as provided in subparagraph 8(a), then the distribution shall be made from the separate account, without interest unless otherwise specified in the Offering. The amount of accumulated payroll deductions and other contributions remaining in any Participant's account that is less than the amount required to purchase one whole Common Share on the final Purchase Date of the Offering shall be carried over to the next Offering or shall, if the Participant requests or does not participate in the next Offering, be refunded.

(c) No Rights granted under the Plan may be exercised to any extent unless the Common Shares to be issued upon such exercise under the Plan (including Rights granted thereunder) are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable state, foreign and other securities and other laws applicable to the Plan. If on a Purchase Date in any Offering hereunder the Plan is not so registered or in such compliance, no Rights granted under the Plan or any Offering shall be exercised on such Purchase Date, and the Purchase Date shall be delayed until the Plan is subject to such an effective registration statement and such compliance, except that the Purchase Date shall not be delayed more than twelve (12) months and the Purchase Date shall in no event be more than twenty-seven (27) months from the Offering Date. If, on the Purchase Date of any Offering hereunder, as delayed to the maximum extent permissible, the Plan is not registered and in such compliance, no Rights granted under the Plan or any Offering shall be exercised and all payroll deductions and other contributions accumulated during the Offering (reduced to the extent, if any, such deductions and contributions have been used to acquire Shares) shall be distributed to the Participants, without interest unless otherwise specified in the Offering. If the accumulated payroll deductions and other contributions have been deposited with the Company's general funds, then the distribution shall be made from the general funds of the Company, without interest. If the accumulated payroll deductions and other contributions have been deposited in a separate account with a financial institution as provided in subparagraph 8(a), then the distribution shall be made from the separate account, without interest unless otherwise specified in the Offering.

10. Covenants of the Company.

The Company shall seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over the Plan such authority as may be required to issue and sell Common Shares upon exercise of the Rights granted under the Plan. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of Common Shares under the Plan, the Company shall be relieved from any liability for failure to issue and sell Common Shares upon exercise of such Rights unless and until such authority is obtained.

11. Use of Proceeds from Shares.

Proceeds from the sale of Common Shares pursuant to Rights granted under the Plan shall constitute general funds of the Company.

12. Rights as a Stockholder.

A Participant shall not be deemed to be the holder of, or to have any of the rights of a holder with respect to, Common Shares subject to Rights granted under the Plan unless and until the Participant's Common Shares acquired upon exercise of Rights under the Plan are recorded in the books of the Company.

13. Adjustments upon Changes in Securities.

(a) If any change is made in the Common Shares subject to the Plan, or subject to any Right, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the class(es) and maximum number of Common Shares subject to the Plan pursuant to subparagraph 4(a), and the outstanding Rights will be appropriately adjusted in the class(es), number of Common Shares and purchase limits of such outstanding Rights. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction that does not involve the receipt of consideration by the Company.)

(b) In the event of: (i) a dissolution, liquidation, or sale of all or substantially all of the assets of the Company; (ii) a merger or consolidation in which the Company is not the surviving corporation; or

(iii) a reverse merger in which the Company is the surviving corporation but the Common Shares outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then: (1) any surviving or acquiring corporation may assume Rights outstanding under the Plan or may substitute similar rights (including a right to acquire the same consideration paid to the Company's stockholders in the transaction described in this subparagraph 13(b)) for those outstanding under the Plan, or (2) in the event any surviving or acquiring corporation does not assume such Rights or substitute similar rights for those outstanding under the Plan, then the Participants' accumulated payroll deductions and other contributions (exclusive of any accumulated interest which cannot be applied toward the purchase of Common Shares under the terms of the Offering) may be used to purchase Common Shares immediately prior to the transaction described above under the ongoing Offering and the Participants' Rights under the ongoing Offering thereafter terminated.

14. Amendment of the Plan.

(a) The Board at any time, and from time to time, may amend the Plan. However, except as provided in paragraph 13 relating to adjustments upon changes in securities and except as to minor amendments to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for Participants or the Company or any Affiliate, no amendment shall be effective unless approved by the stockholders of the Company to the extent stockholder approval is necessary for the Plan to satisfy the requirements of Section 423 of the Code, Rule 16b-3 under the Exchange Act and any Nasdaq or other securities exchange listing requirements. Currently under the Code, stockholder approval within twelve (12) months before or after the adoption of the amendment is required where the amendment will:

(i) Increase the number of Common Shares reserved for Rights under the Plan;

(ii) Modify the provisions as to eligibility for participation in the Plan to the extent such modification requires stockholder approval in order for the Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3; or

(iii) Modify the Plan in any other way if such modification requires stockholder approval in order for the Plan to obtain employee stock purchase plan treatment under Section 423 of the Code or to comply with the requirements of Rule 16b-3.

(b) It is expressly contemplated that the Board may amend the Plan in any respect the Board deems necessary or advisable to provide Employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Employee Stock Purchase Plans and/or to bring the Plan and/or Rights granted under it into compliance therewith.

(c) Rights and obligations under any Rights granted before amendment of the Plan shall not be impaired by any amendment of the Plan, except with the consent of the person to whom such Rights were granted, or except as necessary to comply with any laws or governmental regulations, except as necessary to ensure that the Plan and/or Rights granted under the Plan comply with the requirements of Section 423 of the Code, or to avoid a charge to earnings for financial accounting purposes as determined by the Supervisory Board in its sole discretion.

15. Designation of Beneficiary.

(a) To the extent permitted by applicable law, a Participant may file a written designation of a beneficiary who is to receive any Common Shares and/or cash, if any, from the Participant's account under the Plan in the event of such Participant's death subsequent to the end of an Offering but prior to delivery to the Participant of such Common Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death during an Offering.

(b) To the extent permitted by applicable law, the Participant may change such designation of beneficiary at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such Common Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such Common Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

16. Termination or Suspension of the Plan.

(a) The Board in its discretion may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate at the time that all of the Common Shares subject to the Plan's reserve, as increased and/or adjusted from time to time, have been issued under the terms of the Plan. No Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) Rights and obligations under any Rights granted while the Plan is in effect shall not be impaired by suspension or termination of the Plan, except as expressly provided in the Plan or with the consent of the person to whom such Rights were granted, or except as necessary to comply with any laws or governmental regulation, or except as necessary to ensure that the Plan and/or Rights granted under the Plan comply with the requirements of Section 423 of the Code.

17. Effective Date of Plan.

The Plan shall become effective simultaneously with the effectiveness of the Company's registration statement under the Securities Act with respect to the initial public offering of the Company's Common Shares (the "Effective Date"), but no Rights granted under the Plan shall be exercised unless and until the Plan has been approved by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board, which date may be prior to the Effective Date.

Other Matters

The Board of Supervisory Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Supervisory Directors

Joel A. Elftmann
Supervisory Director

September 29, 2003

The SEC has adopted rules that permit companies and intermediaries (e.g. brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of brokers with account holders who are our shareholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker or direct your written request to Julie Carlson, Metron Technology N.V., 4425 Fortran Drive, San Jose, California 95134-2300, USA. Shareholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended May 31, 2003 is available without charge upon written request to: Julie Carlson, Metron Technology N.V., 4425 Fortran Drive, San Jose, California 95134-2300, USA.

Where You Can Find More Information

The SEC allows us to "incorporate by reference" certain information we file with the SEC into this Proxy Statement, which means that we can disclose important information to you by referring you to another document we filed with the SEC. The Company's audited consolidated financial statements, management's discussion and analysis of financial condition and results of operations and certain supplementary financial information are incorporated by reference to pages 25 through 76 of the Company's 2003 Annual Report to Shareholders filed on Form 10-K on August 29, 2003 as SEC File Number 000-27863.

METRON THE OUTSOURCE SOLUTIONS COMPANY

Shareholder Information

Executive Management

Edward D. Segal
Chairman,
Chief Executive Officer and
Managing Director

Dennis Riccio
President,
Chief Operating Officer and
Managing Director

Douglas J. McCutcheon
Senior Vice President,
Chief Financial Officer and
Managing Director (Designate)

Gregory Greskovich
Vice President,
Fab Solutions Group and
Managing Director (Designate)

John Mathews
Vice President,
Equipment Solutions Group and
Managing Director

Supervisory Board

Robert R. Anderson (1) (2)
Former Chairman and
Chief Executive Officer,
Yield Dynamics, Inc.
Supervisory Director

Dana C. Ditmore
President, Oak Valley Consulting, Inc.
Supervisory Director (Designate)

Joel A. Elftmann (2)
President, Custom Fab Solutions LLC
Supervisory Director

William L. George
Senior Vice President, Operations,
ON Semiconductor
Supervisory Director (Designate)

Bruce M. Jaffe (1) (2)
Chief Financial Officer and
Vice President, LogicVision, Inc.
Supervisory Director

Sho Nakanuma (1) (2)
Former Chairman,
Ando Electric Company
Supervisory Director

(1) *Member of the audit committee*
(2) *Member of the compensation committee*

Auditors

PricewaterhouseCoopers LLP
San Jose, California

Legal Counsel

Cooley Godward LLP
Palo Alto, California

Nauta Dutilh
Amsterdam, The Netherlands

Registrar and Stock Transfer Agent

Computershare Trust Company, Inc.
Golden, Colorado

Investor Relations

Metron Technology N.V.
Investor Relations
4425 Fortran Drive
San Jose, California 95134 USA
Phone: 1-408-719-4600
Fax: 1-408-719-0452
investorrelations@metrontech.com

Notice of Annual Meeting

The annual meeting of shareholders will be held at Metron Technology on October 28, 2003 at 5:30 PM, local time, Amsterdam, The Netherlands.

Common Stock Listing

The Company's Common Stock is traded on Nasdaq under the symbol MTCH.

Global Offices

Corporate Headquarters

Metron Technology, N.V.
4425 Fortran Drive
San Jose, CA 95134 USA
Phone: 1-408-719-4600
Fax: 1-408-719-0452
www.metrontech.com

Europe & Israel

France
Bondoufle (33) 1 69 11 64 00
Germany
Dresden (49) 351 82 95 90
Feldkirchen (49) 89 90 474 0
Ireland
Dublin (353) 1403 0082
Israel
Kiryat Gat (972) 8 681 2910
Netanya (972) 9 864 4744
Ramet Gavriel (972) 4 654 5403
Italy
Milano (39) 039 627 41 1
Netherlands
Almere (31) 36 538 7000
Wijchen (31) 24 64 88 567
Russia
Moscow (7) 095 536 7203
Sweden
Kista (46) 8 751 01 40
U.K., Scotland
Glen Rothes (44) 1592 630 667
Livingston (44) 1506 40 3000

Asia

China
Beijing (86) 10 8403 7850
Shanghai (86) 21 5080 7811
Tianjin (86) 22 2731 8090
Hong Kong
Wanchai (852) 2891 7128
India
Bangalore (91) 80 55 30436
Japan
Yokohama (81) 45 640 6866
Korea
Sungnam (82) 31 703 9782
Malaysia
Penang (60) 4 645 5918
Singapore
Woodlands Spectrum
(65) 6 364 5885
Taiwan
Hsin Chu City (886) 3 57 82 832
Thailand
Bangkok (662) 7447 4312

North America

Arizona
Tempe 1-480-966-3800
California
San Jose 1-408-719-4600
Colorado
Colorado Springs 1-719-597-6012
Idaho
Boise 1-208-375-4111
Minnesota
Plymouth 1-763-557-7270
New Mexico
Albuquerque 1-505-343-9355
Farmington 1-505-325-1742
Oregon
Beaverton 1-503-526-3800
Pennsylvania
Hatfield 1-215-996-9925
Texas
Austin 1-512-340-1600
1-512-263-9800
Dallas 1-972-884-1200
Longview 1-903-757-8156
Virginia
Richmond 1-804-236-2290

Any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of Metron Technology to differ materially from those indicated by these forward-looking statements, including, among others, risks detailed from time to time in the Company's SEC reports, including its Annual Report on Form 10-K for the fiscal year ended May 31, 2003. Metron Technology does not undertake any obligation to update forward-looking statements.

METRON THE OUTSOURCE SOLUTIONS COMPANY

4425 Fortran Drive
San Jose, California 95134 USA
1-408-719-4600
www.metrontech.com